Registration Nos. 333-32387
                                                                      811-3050



               As filed with the Commission on February 6, 1998
                    --------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4


    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    ____
         Pre-Effective Amendment No.                   1                 X
                                                     -----             -----
         Post-Effective Amendment No.
                                                     -----             -----


                                    and/or


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         Amendment No.                                19                 X
                                                     -----             -----


              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                              SEPARATE ACCOUNT E
                          (Exact Name of Registrant)

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                              (Name of Depositor)

                     300 South State Street, P.O. Box 1456
                            Syracuse, NY 13201-1456
       (Address of Depositor's Principal Executive Officers) (Zip Code)
                                (315) 471-1121
              (Depositor's Telephone Number, including Area Code)

                             Sandra M. Smith, Esq.
                    Associate General Counsel and Secretary
              American General Life Insurance Company of New York
                     300 South State Street, P.O. Box 1456
                            Syracuse, NY 13201-1456
                    (Name and Address of Agent for Service)

                   Copies of all communications and order to
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036
                        Attention: Gary O. Cohen, Esq.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.


Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                              SEPARATE ACCOUNT E
                                   FORM N-4

                             Cross Reference Sheet
                            Pursuant to Rule 495(a)
                       Under the Securities Act of 1933

                                    PART A
                Showing Location of Information in Prospectuses

 Form N-4
 Item No.                                                            Prospectus Caption
 --------                                                            ------------------
 1.   Cover Page. . . . . . . . . . . . . . . . . . . . . . . . . .  Cover Page

 2.   Definitions . . . . . . . . . . . . . . . . . . . . . . . . .  Glossary

 3.   Synopsis or Highlights. . . . . . . . . . . . . . . . . . . .  Synopsis of Certificate Provisions

 4.   Condensed Financial Information . . . . . . . . . . . . . . .  Synopsis of Certificate Provisions -
                                                                     Performance Information; Cover Page;
                                                                     Financial Information

 5.   General Description of Registrant,
      Depositor and Portfolio Companies . . . . . . . . . . . . . .  AGNY; Separate Account E; The Series;
                                                                     Cover Page

 6.   Deductions and Expenses . . . . . . . . . . . . . . . . . . .  Charges Under the Certificates; Long-Term
                                                                     Care and Terminal Illness

 7.   General Description of Variable
      Annuity Contracts . . . . . . . . . . . . . . . . . . . . . .  Synopsis of Certificate Provisions -
                                                                     Communications to Us; Owner Account
                                                                     Value; Transfer, Automatic Rebalancing,
                                                                     Surrender and Partial Withdrawal of Owner
                                                                     Account Value; Owners, Annuitants and
                                                                     Beneficiaries; Assignments; Rights
                                                                     Reserved by Us

                                    PART A

 Form N-4
 Item No.                                                            Prospectus Caption
 --------                                                            ------------------
 8.   Annuity Period. . . . . . . . . . . . . . . . . . . . . . . .  Annuity Period and Annuity Payment Options

 9.   Death Benefit . . . . . . . . . . . . . . . . . . . . . . . .  Death Proceeds


10.   Purchases and Contract Value. . . . . . . . . . . . . . . . .  Certificate Issuance and Purchase Payments;
                                                                     Variable Account Value; Distribution Arrangements;
                                                                     One-Time Reinvestment Privilege


11.   Redemptions . . . . . . . . . . . . . . . . . . . . . . . . .  Transfer, Automatic Rebalancing, Surrender and
                                                                     Partial Withdrawal of Owner Account Value; Annuity
                                                                     Payment Options; Certificate Issuance and Purchase
                                                                     Payments; Synopsis of Certificate Provisions -
                                                                     Surrenders, Withdrawals and Cancellations; Payment
                                                                     and Deferment

12.   Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Federal Income Tax Matters; Synopsis of Certificate
                                                                     Provisions -Limitations Imposed by Retirement Plans
                                                                     and Employers

13.   Legal Proceedings . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

14.   Table of Contents of Statement
      of Additional Information . . . . . . . . . . . . . . . . . .  Contents of Statement of Additional Information

                                    PART B

    Showing Location of Information in Statement of Additional Information


                                                                     Caption in
 Form N-4                                                            Statement of
 Item No.                                                            Additional Information
 --------                                                            ----------------------

15.   Cover Page. . . . . . . . . . . . . . . . . . . . . . . . . .  Cover Page

16.   Table of Contents . . . . . . . . . . . . . . . . . . . . . .  Cover Page

17.   General Information and
      History . . . . . . . . . . . . . . . . . . . . . . . . . . .  General Information; Regulation and Reserves

18.   Services. . . . . . . . . . . . . . . . . . . . . . . . . . .  Independent Auditors; Services

19.   Purchase of Securities
      Being Offered . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable*

20.   Underwriters. . . . . . . . . . . . . . . . . . . . . . . . .  Principal Underwriter

21.   Calculation of Performance
      Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Performance Data for the Divisions; Effect of Tax-
                                                                     Deferred Accumulation

22.   Annuity Payments. . . . . . . . . . . . . . . . . . . . . . .  Not Applicable*

23.   Financial Statements. . . . . . . . . . . . . . . . . . . . .  Financial Statements

*     All required information is included in Prospectus.

                                    PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                              SEPARATE ACCOUNT E
                               GENERATIONS (TM)
              COMBINATION FIXED AND VARIABLE ANNUITY CERTIFICATE
                      SUPPLEMENT DATED FEBRUARY ___, 1998
                                      TO
                      PROSPECTUS DATED FEBRUARY ___, 1998


ENHANCED RATE--THE GUARANTEED INTEREST RATE FOR THE GUARANTEE PERIOD THAT IS PRESENTLY AVAILABLE UNDER A SPECIAL AUTOMATIC TRANSFER PLAN, REFERRED TO ON PAGE 21 OF THE PROSPECTUS, IS 1.00% GREATER THAN THE GUARANTEED INTEREST RATE FOR A GUARANTEE PERIOD OF THE SAME DURATION THAT IS NOT AVAILABLE UNDER A SPECIAL AUTOMATIC TRANSFER PLAN.

                               GENERATIONS (TM)
         COMBINATION FIXED AND VARIABLE DEFERRED ANNUITY CERTIFICATES
                                  OFFERED BY
              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                             ADMINISTRATIVE CENTER
                   P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                        1-800-281-8289; (315) 471-1121

American  General  Life  Insurance  Company of New York  ("AGNY") is offering, under a master group annuity contract, the flexible payment deferred individual annuity certificates (the "Certificates") described in this Prospectus.

You may use AGNY's Separate Account E for a variable investment return under the Certificates based on one or more of the following mutual fund series of the Van Kampen American Capital Life Investment Trust ("Trust") - the Domestic Income Portfolio, Emerging Growth Portfolio, the Enterprise Portfolio, the Government Portfolio, the Growth and Income Portfolio, the Money Market
Portfolio, the Morgan Stanley Real Estate Securities Portfolio, and the Strategic Stock Portfolio; and one or more of the following mutual fund series of the Morgan Stanley Universal Funds, Inc. ("Fund") - the Asian Equity Portfolio, the Emerging Markets Equity Portfolio, the Equity Growth Portfolio (formerly the Growth Portfolio), the Global Equity Portfolio, the International Magnum Portfolio, the Fixed Income Portfolio, the High Yield Portfolio, the Mid Cap Value Portfolio and the Value Portfolio.

You may also use AGNY's guaranteed interest accumulation option. This option currently has one Guarantee Period, with a guaranteed interest rate.


This Prospectus is designed to provide information about the Certificates that you should know before investing. Please read it carefully and keep it for future reference. Information about certain aspects of the Certificates, in addition to that found in this Prospectus, has been filed with the Securities and Exchange Commission in the Statement of Additional Information (the "Statement"). The Statement, dated February __, 1998, is incorporated by reference into this Prospectus. The "Table of Contents" of the Statement appears at page 40 of this Prospectus. You may obtain a free copy of the Statement upon written or oral request to AGNY's Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The telephone number is 1-800-281-8289.


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE RELATED STATEMENT (OR ANY SALES LITERATURE APPROVED BY AGNY) IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE CERTIFICATES ARE NOT AVAILABLE IN ALL STATES AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF THE VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST AND THE MORGAN STANLEY UNIVERSAL FUNDS, INC.


                      PROSPECTUS DATED FEBRUARY __, 1998

                                   CONTENTS


Glossary..................................................................  4
Fee Table.................................................................  6
Synopsis of Certificate Provisions........................................  9
  Minimum Investment Requirements.........................................  9
  Purchase Payment Accumulation...........................................  9
  Fixed and Variable Annuity Payments..................................... 10
  Changes in Allocations Among Divisions and Guarantee Periods............ 10
  Surrenders, Withdrawals and Cancellations............................... 10
  Death Proceeds.......................................................... 11
  Limitations Imposed by Retirement Plans and Employers................... 11
  Communications to Us.................................................... 11
  Performance Information................................................. 11
  Financial Ratings....................................................... 12
  Other Information....................................................... 13
Financial Information..................................................... 13
AGNY...................................................................... 13
Separate Account E........................................................ 13
The Series ............................................................... 14
  Voting Privileges....................................................... 16
The Fixed Account......................................................... 16
Certificate Issuance and Purchase Payments................................ 18
Owner Account Value....................................................... 19
  Variable Account Value.................................................. 19
  Fixed Account Value..................................................... 20
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of
 Owner Account Value...................................................... 20
  Transfers............................................................... 20
  Automatic Rebalancing................................................... 21
  Surrenders and Partial Withdrawals...................................... 21
Annuity Period and Annuity Payment Options................................ 22
  Annuity Commencement Date............................................... 22
  Application of Owner Account Value...................................... 23
  Fixed and Variable Annuity Payments..................................... 23
  Annuity Payment Options................................................. 23
  Transfers............................................................... 26
Death Proceeds............................................................ 26
  Death Proceeds Prior to the Annuity Commencement Date................... 26
  Death Proceeds After the Annuity Commencement Date...................... 27
  Proof of Death.......................................................... 28
Charges Under the Certificates ........................................... 28
  Premium Taxes........................................................... 28
  Surrender Charge........................................................ 28
  Transfer Charges........................................................ 30
  Annual Certificate Fee.................................................. 30



                                       2


  Charge to Separate Account E............................................ 30
  Miscellaneous........................................................... 31
  Systematic Withdrawal Plan ............................................. 31
  One-Time Reinvestment Privilege......................................... 31
  Reduction in Surrender Charges and Administrative Charges............... 31
Other Aspects of the Certificates ........................................ 31
  Owners, Annuitants and Beneficiaries; Assignments....................... 32
  Reports................................................................. 32
  Rights Reserved by Us................................................... 32
  Payment and Deferment................................................... 33
Federal Income Tax Matters................................................ 33
  General................................................................. 33
  Non-Qualified Certificates ............................................. 34
  Individual Retirement Annuities ("IRAs")................................ 35
  Roth IRAs............................................................... 36
  Simplified Employee Pension Plans....................................... 37
  Simple Retirement Accounts.............................................. 37
  Other Qualified Plans................................................... 37
  Private Employer Unfunded Deferred Compensation Plans................... 38
  Federal Income Tax Withholding and Reporting............................ 38
  Taxes Payable by AGNY and Separate Account E............................ 39
Distribution Arrangements................................................. 39
Legal Matters............................................................. 40
Other Information on File................................................. 40
Contents of Statement of Additional Information........................... 40

                                   GLOSSARY

WE, OUR AND US - American General Life Insurance Company of New York ("AGNY").

YOU AND YOUR - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Certificate. This would generally be the Owner of a Certificate.

ACCOUNT VALUE - the sum of your Fixed Account Value and Variable Account Value after deduction of any fees.

ACCUMULATION UNIT - a measuring unit used in calculating your interest in a Division of Separate Account E prior to the Annuity Commencement Date.


ADMINISTRATIVE CENTER - our annuity service center to which all purchase payments, requests, directions and other communications should be directed. Our Administrative Center is located at 2727-A Allen Parkway, Houston, Texas 77019-2191.


ANNUITANT - the person named as such in the application for a Certificate and on whose life annuity payments may be based.

ANNUITY COMMENCEMENT DATE - the date on which we begin making payments under an Annuity Payment Option, unless a lump-sum distribution is elected instead.

ANNUITY PAYMENT OPTION - one of the several forms in which you can request us to make annuity payments.

ANNUITY PERIOD - the period during which we make annuity payments under an Annuity Payment Option.

ANNUITY UNIT - a measuring unit used in calculating the amount of Variable Annuity Payments.

BENEFICIARY - the person who will receive any proceeds due under a Certificate following the death of an Owner or an Annuitant.

CERTIFICATE - an individual annuity Certificate offered by this Prospectus.

CERTIFICATE ANNIVERSARY - each anniversary of the date of issue of the Certificate.

CERTIFICATE YEAR - each year beginning with the date of issue of the Certificate.

CODE - the Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT - a person that you designate under a Non-Qualified Certificate to become the Annuitant if the Annuitant dies before the Annuity Commencement Date and the Contingent Annuitant survives the Annuitant.

CONTINGENT BENEFICIARY - a person that you designate to receive any proceeds due under a Certificate following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary survives at the time such proceeds become payable.


DIVISION - one of the several different investment options into which Separate Account E is divided. Each Division invests in shares of a series.

FIXED ACCOUNT - the name of the investment alternative under which purchase payments are allocated to AGNY's General Account.

FIXED ACCOUNT VALUE - the amount of your Account Value which is in the Fixed Account.

FIXED ANNUITY PAYMENTS - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate Account E.

GENERAL ACCOUNT - all assets of AGNY other than those in Separate Account E or any other legally-segregated separate account established by AGNY.

GUARANTEED INTEREST RATE - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

GUARANTEE PERIOD - the period for which a Guaranteed Interest Rate is credited.

HOME  OFFICE - our  office  at the  following  addresses  and  phone  numbers:
American  General Life Insurance  Company of New York, 300 South State Street,
P. O. Box 1456, Syracuse, NY 13201-1456; 1-800-281-8289; (315) 471-1121.

INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") - a federal law governing the operations of investment companies such as the Series and Separate Account E.

NON-QUALIFIED - not eligible for the special federal income tax treatment applicable in connection with retirement plans pursuant to Sections 401, 403, or 408 of the Code.

OWNER - the holder of record of a Certificate, except that the employer or trustee may be the Owner of the Certificate in connection with a retirement plan.

PARTICIPANT - the Owner of a Certificate.

QUALIFIED - eligible for the special federal income tax treatment applicable in connection with retirement plans pursuant to sections 401, 403, or 408 of the Code.

SEPARATE ACCOUNT E - the segregated asset account referred to as American General Life Insurance Company of New York Separate Account E established to receive and invest purchase payments under the Certificates.

SERIES - an individual portfolio of a mutual fund available for investment under the Certificates. Currently, the Series available under the Certificates are part of either the Van Kampen American Capital Life Investment Trust or the Morgan Stanley Universal Funds, Inc.

SURRENDER CHARGE - a charge for sales expenses that may be assessed upon surrenders of and payments of certain other amounts from a Certificate.

VALUATION DATE - all days on which we are open for business except, with respect to any Division, days on which the related Series does not value its shares.

VALUATION PERIOD - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the exchange on the next succeeding Valuation Date.

VARIABLE ANNUITY PAYMENTS - annuity payments that vary in amount based on the investment experience of one or more of the Divisions of Separate Account E.

VARIABLE ACCOUNT VALUE - the amount of your Account Value that is in Separate Account E.


WRITTEN - signed, dated, in form and substance satisfactory to us and received at either our Home Office or Administrative Center as specified in this Prospectus. See "Synopsis of Certificate Provisions Communications to Us." You must use special forms provided by us or your sales representative to authorize telephone transfers, elect an Annuity Option or exercise your one-time reinvestment privilege.



                                  FEE TABLE

The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly pursuant to a Certificate and in connection with the Series. The table reflects expenses of the Separate Account as well as the Series. Amounts for state premium taxes or similar assessments may also be deducted, where applicable.

PARTICIPANT TRANSACTION CHARGES
    Front-End Sales Charge Imposed on Purchases...........................   0%
    Maximum Surrender Charge1.............................................   6%
    (computed as a percentage of purchase payments surrendered)
    Transfer Fee.......................................................... $ 0 (2)

ANNUAL CERTIFICATE FEE (3)................................................ $30

SEPARATE ACCOUNT E ANNUAL EXPENSES
(as a percentage of average daily net asset value)

     Mortality and Expense Risk Charge....................................   1.25%
     Administrative Expense Charge........................................   0.15%
                                                                            ------
     Total Separate Account E Annual Expenses.............................   1.40%
                                                                            ======

(1) This charge does not apply or is reduced under certain circumstances. See "Surrender Charge."

(2) This charge is $25 after the 12th transfer during each Certificate Year prior to the Annuity Commencement Date. There is an exception to this charge. See "Automatic Rebalancing."

(3)   This charge is not imposed during the Annuity Period.

THE SERIES' ANNUAL EXPENSES (1) (as a percentage of average net assets)

                             Management            Other
                             Fees After            Expenses                Total Series
                             Expense               After Expense             Operating
                             Reimbursement         Reimbursement             Expenses
                             -------------         -------------           ------------

Domestic Income                0.00%                  0.60%                   0.60%
Emerging Growth                0.00%                  0.85%                   0.85%
Enterprise                     0.37%                  0.23%                   0.60%
Government                     0.33%                  0.27%                   0.60%
Growth and Income              0.00%                  0.75%                   0.75%
Money Market                   0.00%                  0.60%                   0.60%
Morgan Stanley Real
 Estate Securities             0.83%                  0.27%                   1.10%
Strategic Stock                0.50%                  0.15%                   0.65%
Asian Equity                   0.80%                  0.40%                   1.20%
Emerging Markets Equity        1.25%                  0.50%                   1.75%
Equity Growth                  0.55%                  0.30%                   0.85%
Global Equity                  0.80%                  0.35%                   1.15%
International Magnum           0.80%                  0.35%                   1.15%
Fixed Income                   0.40%                  0.30%                   0.70%
High Yield                     0.50%                  0.30%                   0.80%
Mid Cap Value                  0.75%                  0.30%                   1.05%
Value                          0.55%                  0.30%                   0.85%


(1) The annual expenses are estimated for the current fiscal year for the Emerging Growth, Growth and Income, Morgan Stanley Real Estate Securities, Strategic Stock, Asian Equity, Emerging Markets Equity, Equity Growth, Global Equity, International Magnum, Fixed Income, High Yield, Mid Cap Value and Value Portfolios because none of the Series has financial statements covering a period of at least ten months.

(2) The following table sets out management fees, other expenses, and total expenses absent certain voluntary expense reimbursements from the investment adviser. For the Domestic Income, Enterprise, Government, and Money Market Portfolios, these figures indicate what the management fees, other expenses, and total expenses would have been, absent reimbursement, for the 1996 fiscal year. For each of the other Series, such fees and expenses, absent reimbursement, are estimated for the current fiscal year.


                                 Management            Other               Total
                                   Fees               Expenses            Expenses
                               -------------       -------------        ------------
Domestic Income                  0.50%               0.79%                1.29%
Enterprise                       0.50%               0.25%                0.75%
Government                       0.50%               0.30%                0.80%
Money Market                     0.50%               0.79%                1.29%

EXAMPLE (3)     If you surrender your  Certificate  (or if you annuitize under circumstances where a surrender charge is payable)4 at the end of the applicable time period, a $1,000 investment would be subject to the following expenses, assuming a 5% annual return on assets:

 If all amounts are invested           1 Year        3 Years      5 Years      10 Years
 in one of the following               ------        -------      -------      --------
 Divisions:
 ---------------------------

Domestic Income                         $75          $110          $147         $239
Emerging Growth                         $78          $118           N/A          N/A
Enterprise                              $75          $110          $147         $239
Government                              $75          $110          $147         $239
Growth and Income                       $77          $114           N/A          N/A
Money Market                            $75          $110          $147         $239
Morgan Stanley Real Estate Securities   $80          $125           N/A          N/A
Strategic Stock                         $76          $111           N/A          N/A
Asian Equity                            $87          $139           N/A          N/A
Emerging Markets Equity                 $87          $144           N/A          N/A
Equity Growth                           $78          $118           N/A          N/A
Global Equity                           $81          $127           N/A          N/A
International Magnum                    $81          $127           N/A          N/A
Fixed Income                            $76          $113           N/A          N/A
High Yield                              $78          $118           N/A          N/A
Mid Cap Value                           $80          $124           N/A          N/A
Value                                   $78          $118           N/A          N/A


EXAMPLE (3)     If you do NOT surrender your  Certificate (or if you annuitize under circumstances where a surrender charge is not payable)4 at the end of the applicable time period a $1,000 investment would be subject to the following expenses, assuming a 5% annual return on assets:

 If all amounts are invested           1 Year        3 Years      5 Years      10 Years
 in one of the following               ------        -------      -------      --------
 Divisions:
 ---------------------------
Domestic Income                         $21          $65           $111         $239
Emerging Growth                         $24          $73            N/A          N/A
Enterprise                              $21          $65           $111         $239
Government                              $21          $65           $111         $239
Growth and Income                       $23          $69            N/A          N/A
Money Market                            $21          $65           $111         $239
Morgan Stanley Real Estate Securities   $26          $80            N/A          N/A
Strategic Stock                         $22          $66            N/A          N/A
Asian Equity                            $33          $94            N/A          N/A
Emerging Markets Equity                 $33          $99            N/A          N/A
Equity Growth                           $24          $73            N/A          N/A
Global Equity                           $27          $82            N/A          N/A
International Magnum                    $27          $82            N/A          N/A
Fixed Income                            $22          $68            N/A          N/A
High Yield                              $24          $73            N/A          N/A
Mid Cap Value                           $26          $79            N/A          N/A
Value                                   $24          $73            N/A          N/A


      (3) In these Examples, "N/A" indicates that SEC rules require that the Emerging Growth, Growth and Income, Morgan Stanley Real Estate Securities, Strategic Stock, Asian Equity, Emerging Markets Equity, Equity Growth, Global Equity, International Magnum, Fixed Income, High Yield, Mid Cap Value and Value Portfolios complete the Example for only the one and three year periods.


      (4) For a description of the circumstances under which the Surrender Charge may be payable under annuitization, see "Surrender Charge."

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The examples are based, with respect to all of the Divisions, on an estimated average Account Value of $40,000.


                      SYNOPSIS OF CERTIFICATE PROVISIONS

This synopsis should be read together with the other information set forth in this Prospectus. Variations due to requirements particular to your state are described in this Prospectus or in your Certificate, as appropriate.

The Certificates are designed to provide retirement benefits through the accumulation of purchase payments on a fixed or variable basis and by the application of such accumulations to provide Fixed or Variable Annuity Payments.

MINIMUM INVESTMENT REQUIREMENTS

Your initial purchase payment must be at least $5,000. The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your interest in the Certificate and treat it as a full surrender. We also may transfer funds from a Division (other than the Money Market Division) or Guarantee Period under your Certificate without charge to the Money Market Division if the Account Value of that Division or Guarantee Period falls below $500. See "Certificate Issuance and Purchase Payments."

PURCHASE PAYMENT ACCUMULATION

Purchase payments will be accumulated on a variable or fixed basis until the Annuity Commencement Date. For variable accumulation, you may allocate part or all of your Account Value to one or more of the 17 available Divisions of Separate Account E. Each such Division invests solely in shares of one of 17 corresponding Series. See "The Series." As the value of the investments in a Series' shares increases or decreases, the value of accumulated purchase payments allocated to the corresponding Division increases or decreases, subject to applicable charges and deductions. See "Variable Account Value."

For fixed accumulation, you may allocate part or all of your Account Value to one or more of the Guarantee Periods available in our Fixed Account at the time you make your allocation. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. While allocated to a Guarantee Period, the value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. See "The Fixed Account."

Over the lifetime of your Certificate, you may allocate part or all of your Account Value to no more than 18 Divisions and Guarantee Periods. This limit includes those Divisions and Guarantee Periods from which you have either transferred or withdrawn all of your Account Value previously allocated to such Divisions or Guarantee Periods.

FIXED AND VARIABLE ANNUITY PAYMENTS

You may elect to receive Fixed or Variable Annuity Payments or a combination thereof commencing on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from AGNY, the amount of which is fixed and guaranteed by AGNY. The amount of the payments will depend on the Annuity Payment Option chosen, the age and, in some cases, sex of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from AGNY will vary reflecting the net investment return of the Division or Divisions chosen in connection with a variable Annuity Payment Option. If the net investment return for a given month exceeds the assumed interest rate used in the Certificate's annuity tables, the monthly payment will be greater than the previous payment. If the net investment return for a month is less than the assumed interest rate, the monthly payment will be less than the previous payment. The assumed interest rate used in the Certificate's annuity tables is 3.5%. AGNY may in the future offer other forms of the Certificate with a lower assumed interest rate and reserves the right to discontinue the offering of the higher interest rate form of Certificate. See "Annuity Period and Annuity Payment Options."

CHANGES IN ALLOCATIONS AMONG DIVISIONS AND GUARANTEE PERIODS

Prior to the Annuity Commencement Date, you may modify your election with respect to the allocation of future purchase payments to each of the various Divisions and Guarantee Periods, without charge.

In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods prior to the Annuity Commencement Date. Transfers out of a Guarantee Period, however, are subject to limitations as to amount. For these and other terms and conditions of transfer, see "Transfer, Surrender and Partial Withdrawal of Owner Account Value - Transfers."

After the Annuity Commencement Date, you may make transfers among the Divisions or to a fixed Annuity Payment Option, but you may not make transfers from a fixed Annuity Payment Option. See "Annuity Period and Annuity Payment Options - Transfers."

SURRENDERS, WITHDRAWALS AND CANCELLATIONS

You may make a total surrender of or partial withdrawal from your Certificate at any time prior to the Annuity Commencement Date by Written request to us. A Surrender Charge may be assessed and some surrenders and withdrawals may subject you to tax penalties. See "Surrenders and Partial Withdrawals."


You may cancel your Certificate by delivering it or mailing it with a Written cancellation request to our Administrative Center or to the sales representative through whom it was purchased, before the close of business on the 10th day after you receive the Certificate. (In some cases, the Certificate may provide for a 20 or 30-day, rather than a 10-day period.) If the foregoing items are sent by mail, properly addressed and postage prepaid, they will be deemed to be received by us on the date actually received.

We will refund to you the Owner Account Value plus any premium taxes that have been deducted. In states where the law so requires, however, we will refund the greater of that amount or the amount of your purchase payments, or, if the law permits, the amount of your purchase payments.


DEATH PROCEEDS

In the event that the Annuitant or Owner dies prior to the Annuity Commencement Date, a benefit is payable to the Beneficiary. See "Death Proceeds Prior to the Annuity Commencement Date."

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

Certain rights you would otherwise have under a Certificate may be limited by the terms of any applicable employee benefit plan. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a Certificate is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

COMMUNICATIONS TO US

All communications to us should include your Certificate number, your name and, if different, the Annuitant's name. Communications may be directed to the addresses and phone numbers on the first page of this Prospectus.

Except as otherwise specified in this Prospectus, purchase payments or other communications are deemed received at our Home Office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on The New York Stock Exchange or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

PERFORMANCE INFORMATION

From time to time, Separate Account E may include in advertisements and other sales materials several types of performance information for the Divisions, including "average annual total return," "total return," and "cumulative total return." The Domestic Income Division, the Government Division, and the Growth and Income Division may also advertise "yield." The Money Market Division may advertise "yield" and "effective yield."

The performance information that may be presented is not an estimate or guarantee of future investment performance and does not represent the actual experience of amounts invested by a particular Owner. Additional information concerning a Division's performance appears in the Statement.

TOTAL RETURN AND YIELD QUOTATIONS. Average annual total return, total return, and cumulative total return calculations measure the net income of a Division plus the effect of any realized or unrealized appreciation or depreciation of the underlying investments in the Division for the period in question. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Division over the applicable period. Total return figures are also annualized, but do not, as described below, include the effect of any applicable Surrender Charge or Annual Certificate Fee. Cumulative total return figures represent the cumulative change in value of an investment in a Division for various periods.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Money Market Division) expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Division generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the Money Market Division is calculated similarly but includes the effect of assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

Average annual total return figures include the deduction of all recurring charges and fees applicable under the Certificate to all Owner accounts, including the Mortality and Expense Risk Charge, the Administrative Expense Charge, the applicable Surrender Charge that may be imposed at the end of the period in question, and a pro-rated portion of the Annual Certificate Fee. Yield, effective yield, total return, and cumulative total return figures do not include the effect of any Surrender Charge that may be imposed upon the redemption of Accumulation Units, and thus may be higher than if such charge were deducted. Total return and cumulative total return figures also do not include the effect of the Annual Certificate Fee.

DIVISION PERFORMANCE. The investment performance for each Division that invests in a corresponding Series of the Trust will generally reflect the investment performance of that corresponding Series for the periods stated. This information appears in the Statement. For periods prior to the date the Certificates became available, the performance information for a Division will be calculated on a hypothetical basis by applying current Separate Account fees and charges under the Certificate to the historical performance of the corresponding Series. We may waive or reimburse certain fees or charges applicable to the Certificate and such waivers or reimbursements will affect each Divisions's performance results.

Information about the experience of the investment advisers to the Series of the Fund appears in the prospectus for the Fund.

FINANCIAL RATINGS


AGNY may also advertise or report to Owners its ratings as an insurance company by the A. M. Best Company. Each year, A. M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's Ratings range from A++ to F. An A++ rating means, in the opinion of A. M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations. A. M. Best publishes Best's Insurance Reports, Life-Health Edition. As of July 22, 1997, A.M. Best reaffirmed AGNY's rating of A++ (Superior) for financial position and operating performance.

In addition, the claims-paying ability of AGNY as measured by the Standard & Poor's Corporation may be referred to in advertisements or in reports to Owners. A Standard & Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard & Poor's ratings range from AAA to D. As of June 18, 1997, Standard & Poor's reaffirmed AGNY's claims-paying ability rating of AA+ (Excellent).

AGNY may additionally advertise its rating from Duff & Phelps Credit Rating Co. A Duff & Phelps rating is an assessment of a company's insurance claims-paying ability. Duff & Phelps ratings range from AAA to CCC. Duff & Phelps reaffirmed the claims paying ability of AGNY as AAA, as of August 5, 1997.

The ratings from A. M. Best, Standard & Poors, and Duff & Phelps reflect the claims-paying ability and financial strength of AGNY. THEY ARE NOT A RATING OF INVESTMENT PERFORMANCE THAT PURCHASERS OF INSURANCE PRODUCTS FUNDED THROUGH SEPARATE ACCOUNTS, SUCH AS THE SEPARATE ACCOUNT, HAVE EXPERIENCED OR ARE LIKELY TO EXPERIENCE IN THE FUTURE.


OTHER INFORMATION

In addition, AGNY may include in certain advertisements endorsements in the form of a list of organizations, individuals or other parties that recommend AGNY or the Certificates. AGNY may occasionally include in advertisements comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


                             FINANCIAL INFORMATION


The financial statements of AGNY are located in the Statement. See the first page of the Prospectus for information on how to obtain a copy of the Statement. The financial statements of AGNY should be considered only as bearing on the ability of AGNY to meet its contractual obligations under the Certificates; they do not bear on the investment performance of Separate Account E. See "Contents of Statement of Additional Information."



                                     AGNY

AGNY is a stock life insurance company, the predecessor of which was organized under the laws of the State of New York in 1953. AGNY is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Certificates are AGNY's, and American General Corporation has no legal obligation to back those commitments.


                              SEPARATE ACCOUNT E

Separate Account E was originally established on February 15, 1979. From 1992 until the commencement of the offering of the Certificates described in this prospectus, Separate Account E was inactive, funding no contracts or certificates and holding no assets. Separate Account E is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each Division of Separate Account E is part of AGNY's general business, and the assets of Separate Account E belong to AGNY. Under New York law and the terms of the Certificates, the assets of Separate Account E will not be chargeable with liabilities arising out of any other business which AGNY may conduct, but will be held exclusively to meet AGNY's obligations under variable annuity Certificates. Furthermore, the income, gains, and losses, whether or not realized, from assets allocated to Separate Account E are, in accordance with the terms of the Certificates, credited to or charged against the Separate Account without regard to other income, gains, or losses of AGNY.



                                  THE SERIES


The variable benefits under the Certificates are funded by 17 Divisions of the Separate Account. These Divisions invest in shares of eight separate investment Series of the Trust and nine separate Series of the Fund. The Trust and the Fund offer shares of these Series, without sales charges, exclusively to insurance company variable annuity and variable life insurance separate accounts and not directly to the public. The Trust and the Fund offer shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with AGNY.


We do not foresee any disadvantage to Owners of Certificates arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Trust or the Fund could cause the contracts or certificates funded through another separate account to lose their tax deferred status, unless remedial action were taken. If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its participation in the Trust or the Fund. If it becomes necessary for any separate account to replace shares of the Trust or the Fund with another investment, the Trust or the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, the Trust's Board of Trustees, the Fund's Board of Directors and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, should be taken to remedy or eliminate the conflict.

Any dividends or capital gain distributions attributable to Certificates are automatically reinvested in shares of the Series from which they are received at the Series' net asset value on the date payable. Such dividends and distributions will have the effect of reducing the net asset value of each share of the corresponding Series and increasing, by an equivalent value, the number of shares outstanding of the Series. However, the value of your interest in the corresponding Division will not change as a result of any such dividends and distributions.

The names of the Series of the Trust in which the available Divisions invest are as follows:

            VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST


                      Domestic Income Portfolio
                      Emerging Growth Portfolio
                      Enterprise Portfolio
                      Government Portfolio
                      Growth and Income Portfolio
                      Money Market Portfolio
                      Morgan Stanley Real Estate Securities Portfolio Strategic Stock Portfolio


Van Kampen American Capital Asset Management, Inc. is the investment adviser of each Series of the Trust. Van Kampen American Capital Distributors, Inc., is the distributor of shares of each Series of the Trust. The investment adviser and the distributor are wholly-owned indirect subsidiaries of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley & Co. Incorporated, a registered broker-dealer and investment adviser and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisor activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange, commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending.

The names of the Series of the Fund in which the available Divisions invest are as follows:

            MORGAN STANLEY UNIVERSAL FUNDS, INC.

                      Asian Equity Portfolio
                      Emerging Markets Equity Portfolio
                      Equity Growth Portfolio
                      Global Equity Portfolio
                      International Magnum Portfolio
                      Fixed Income Portfolio
                      High Yield Portfolio
                      Mid Cap Value Portfolio
                      Value Portfolio



Morgan Stanley Asset Management Inc. is the investment adviser of the Asian Equity, Emerging Markets Equity, Equity Growth, Global Equity and International Magnum Portfolios. Miller Anderson & Sherrerd, LLP is the investment adviser of the Fixed Income, High Yield, Mid Cap Value and Value Portfolios. Van Kampen American Capital Distributors, Inc. is the distributor of shares of each Series of the Fund.

Before selecting any Division, you should carefully read the prospectus that includes more complete information about the Series in which that Division invests, including investment objectives and policies, charges and expenses. You can find information about the investment performance of the Series of the Trust in the Statement and information about the experience of the investment advisers to the Series of the Fund in the prospectus for the Fund. You may obtain additional copies of a prospectus by contacting AGNY's Administrative Center at the addresses and phone number set forth on the first page of this Prospectus. When making your request, please specify the single or the several Series in which you are interested.


High yielding fixed-income securities such as those in which the Domestic Income Portfolio invests are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. Potential investors in this Division should carefully read the prospectus and related statement of additional information that pertains to this Series and consider their ability to assume the risks of making an investment in this Division.

VOTING PRIVILEGES

The Owner prior to the Annuity Commencement Date and the Annuitant or other payee during the Annuity Period will be entitled to give us instructions as to how Series shares held in the Divisions of Separate Account E attributable to their Certificate should be voted at meetings of shareholders of the Series. Those persons entitled to give voting instructions and the number of votes for which they may give directions will be determined as of the record date for a meeting. Separate Account E will vote all shares of each Series that it holds of record in accordance with instructions received with respect to all AGNY Certificates participating in that Series.

Separate Account E will also vote all shares of each Series for which no instructions have been received for or against any proposition in the same proportion as the shares for which voting instructions were received.

Prior to the Annuity Commencement Date, the number of votes each Owner is entitled to direct with respect to a particular Series is equal to (a) the Owner's Variable Account Value attributable to that Series divided by (b) the net asset value of one share of that Series. In determining the number of votes, fractional votes will be recognized. While a variable Annuity Payment Option is in effect, the number of votes an Annuitant or payee is entitled to direct with respect to a particular Series will be computed in a comparable manner, based on our liability for future Variable Annuity Payments with respect to that Annuitant or payee as of the record date. Such liability for future payments will be calculated on the basis of the mortality assumptions and the assumed interest rate used in determining the number of Annuity Units under a Certificate and the applicable value of an Annuity Unit on the record date.

Series shares held by insurance company separate accounts other than Separate Account E will generally be voted in accordance with instructions of participants in such other separate accounts.

We believe that AGNY's voting instruction procedures comply with current federal securities law requirements and interpretations thereof. However, AGNY reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.


                               THE FIXED ACCOUNT

AMOUNTS IN THE FIXED ACCOUNT OR SUPPORTING FIXED ANNUITY PAYMENTS BECOME PART OF OUR GENERAL ACCOUNT. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS THAT RELATE TO THE FIXED ACCOUNT OR FIXED ANNUITY PAYMENTS. DISCLOSURES REGARDING THESE MATTERS, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY-APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS IN PROSPECTUSES.

Our obligations with respect to the Fixed Account are legal obligations of AGNY and are supported by our General Account assets, which also support obligations incurred by us under other insurance and annuity contracts. Investments purchased with amounts allocated to the Fixed Account are the property of AGNY and Owners have no legal rights in such investments.

Account Value that is allocated by the Owner to the Fixed Account earns a Guaranteed Interest Rate commencing with the date of such allocation. This Guaranteed Interest Rate continues for a number of years selected by the Owner from among the Guarantee Periods that we then offer. At the end of a Guarantee Period, the Owner's Account Value in that Guarantee Period, including interest accrued thereon, will be allocated to a new Guarantee Period of the same length unless AGNY has received a Written request from the Owner to allocate this amount to a different Guarantee Period or Periods or to one or more of the Divisions of Separate Account E. We must receive this Written request at least three business days prior to the end of the Guarantee Period. If the Owner has not provided such Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date, we will nevertheless contact the Owner regarding the scheduled Annuity Commencement Date. If the Owner elects to annuitize in this circumstance, the Surrender Charge may be waived. (See "Annuity Payment Options" and "Surrender Charge.") The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner in writing at least 15 days and not more than 45 days prior to the end of any Guarantee Period. If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to automatically transfer without charge, the balance to the Money Market Division at the end of that Guarantee Period, unless we have received in good order Written instructions to transfer such balance to a different Division.

We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We advise an Owner of the Guaranteed Interest Rate for a chosen Guarantee Period at the time a purchase payment is received, a transfer is effectuated or a Guarantee Period is renewed. A different rate of interest may be credited to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.


Proceeds received from an exchange, rollover or transfer by us within 60 days following the date of application for a Certificate will accrue interest. The interest will be credited to the Fixed Account during the Guarantee Period and will be calculated at a rate which is the higher of: (1) the current interest rate being used by us on the date of the application for the Guarantee Period selected; or (2) the current interest rate being used by us on the date of receipt of proceeds. Proceeds received more than 60 days after the date the application is signed will receive interest at the rate in effect on the date of receipt of such proceeds.

Interest will be credited to the Fixed Account as of the date of receipt of such proceeds, and the interest rate used to calculate such interest will remain in effect for the duration of the Guarantee Period.

Each Guarantee Period has its own Guaranteed Interest Rate, which may differ from those for other Guarantee Periods. From time to time we will, at our discretion, change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed Interest Rates being paid on Guarantee Periods that have already commenced. Each allocation or transfer of an amount to a Guarantee Period commences the running of a new Guarantee Period with respect to that amount, which will earn a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Certificate. One or more Guarantee Periods may be offered with a required dollar cost averaging feature. See "Transfers." Currently we make available a one year Guarantee Period and no others. However we reserve the right to change the Guarantee Periods that we are making available at any time, except that a one year Guarantee Period will always be available.
AGNY'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. AGNY CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED INTEREST RATES IN EXCESS OF THE MINIMUM GUARANTEED INTEREST RATE STATED IN YOUR CERTIFICATE.

Information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time may be obtained from your sales representative or from the addresses or phone numbers set forth on the cover page of this Prospectus.


                  CERTIFICATE ISSUANCE AND PURCHASE PAYMENTS


The minimum initial purchase payment is $5,000. The amount of any subsequent purchase payment must be at least $100. We reserve the right to modify these minimums at our discretion.

An application to purchase a Certificate must be made by a signed Written application form provided by AGNY or by such other medium or format as may be agreed to by AGNY and Van Kampen American Capital Distributors, Inc. as distributor of the Certificates. When a purchase payment accompanies an application to purchase a Certificate and the application is properly completed, we will either process the application, credit the purchase payment, and issue the Certificate or reject the application and return the purchase payment within two Valuation Dates after receipt of the application at our Administrative Center.

If the application is not complete or is incorrectly completed, we will request additional documents or information within five Valuation Dates after receipt of the application at our Administrative Center. If a correctly-completed application is not received within five Valuation Dates after receipt of the purchase payment at our Administrative Center, we will return the purchase payment immediately unless the prospective purchaser specifically consents to our retaining the purchase payment until the application is made complete, in which case the initial purchase payment is credited as of the end of the Valuation Period in which we receive at our Administrative Center the last information required to process the application. Subsequent purchase payments are credited as of the end of the Valuation Period in which they and any required Written identifying information are received at our Home Office. We reserve the right to reject any application or purchase payment for any reason.


If the Owner's Account Value in any Division falls below $500 because of a partial withdrawal from the Certificate, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division. If the Owner's Account Value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the Division, Divisions or Fixed Account to which the transfer was made. These minimum requirements are waived for transfers under the Automatic Rebalancing program. See "Automatic Rebalancing." If the Owner's total Account Value falls below $500, we may cancel the Certificate. Such a cancellation would be considered a full surrender of the Certificate. We will provide you with 60 days' advance notice of any such cancellation.

So long as the Account Value does not fall below $500, you need make no further purchase payments. You may, however, elect to make subsequent purchase payments at any time prior to the Annuity Commencement Date and while the Owner and Annuitant are still living. Checks for subsequent purchase payments should be made payable to American General Life Insurance Company of New York and forwarded directly to our Administrative Center. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the cover page of this Prospectus. Purchase payments pursuant to salary reduction plans may be made only with our agreement.

Your purchase payments begin to earn a return in the Divisions of Separate Account E or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Certificate. In your application form, you select (in whole percentages) the amount of each purchase payment that is to be allocated to each Division and each Guarantee Period. You can change these allocation percentages at any time by Written notice to us.

AGNY issues the Certificates under a master group annuity contract ("master contract") that AGNY has issued to the trustee of a group trust, pursuant to New York State insurance law. The master contract provides for rights under the Certificates and further provides that nothing in the master contract will invalidate or impair any right granted to a Certificate owner. The master contract does not provide any material ownership rights to the master contract owner and, in particular, does not authorize the master contract owner to surrender the master contract.


                              OWNER ACCOUNT VALUE

Prior to the Annuity Commencement Date, your Account Value under a Certificate is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

VARIABLE ACCOUNT VALUE

Your Variable Account Value as of any Valuation Date prior to the Annuity Commencement Date is the sum of your Variable Account Values in each Division of Separate Account E as of that date. Your Variable Account Value in any such Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date. There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to Separate Account E, you bear the entire risk of investment losses.

Accumulation Units in a Division are credited to you when you allocate purchase payments or transferred amounts to that Division. Similarly, such Accumulation Units are canceled to the extent you transfer or withdraw amounts from a Division or to the extent necessary to pay certain charges under the Certificate. The crediting or cancellation of Accumulation Units is based on the value of such Accumulation Units at the end of the Valuation Date as of which the related amounts are being credited to or charged against your Variable Account Value, as the case may be.

The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Series shares held by the Division, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the Series shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Series shares held in the Division as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

FIXED ACCOUNT VALUE

Your Fixed Account Value as of any Valuation Date prior to the Annuity Commencement Date is the sum of your Fixed Account Value in each Guarantee
Period as of that date. Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

The Fixed Account Value is guaranteed by AGNY. Therefore, AGNY bears the investment risk with respect to amounts allocated to the Fixed Account, except to the extent that AGNY may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest
Rate stated in your Certificate).


            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

TRANSFERS


Commencing 30 days after the Certificate's date of issue and prior to the Annuity Commencement Date, you may transfer your Account Value at any time among the available Divisions of Separate Account E and Guarantee Periods, subject to the conditions described below. Such transfers will be effective at the end of the Valuation Period in which we receive your Written transfer request.


If a transfer would cause your Account Value in any Division or Guarantee Period to fall below $500, we reserve the right to also transfer the remaining balance in that Division or Guarantee Period in the same proportions as the transfer request.


Prior to the Annuity Commencement Date and after the first 30 days following the date the Certificate was issued, you may make up to 12 transfers each Certificate Year without charge, but additional transfers will be subject to a $25 charge. Also, no more than 25% of the Account Value you allocated to a Guarantee Period at its inception may be transferred during any Certificate Year. This 25% limitation does not apply to transfers within 15 days before or after the end of the Guarantee

Period in which the transferred amounts were being held or to a renewal at the end of the Guarantee Period to the same Guarantee Period.


Subject to the above general rules concerning transfers, you may establish an automatic transfer plan, whereby amounts are automatically transferred by us from the Money Market Division or the one-year Guarantee Period (or any other Guarantee Period that is available at that time) to one or more other Divisions on a monthly, quarterly, semi-annual or annual basis. This kind of automatic transfer plan is also referred to as a dollar cost averaging plan, under which the Owner will select the amount to be transferred and the period of time over which transfers are to occur. We may offer certain automatic transfer plans to Owners who make new purchase payments and who are not presently owners of any annuity contract or certificate offered by AGNY or an affiliate of AGNY. Under such plans, known as "special automatic transfer plans," we will establish the period of time over which equal monthly transfers will be made, and we may offer a higher Guaranteed Interest Rate, set forth in a prospectus supplement, than would otherwise be available for another Guarantee Period of the same duration that is not offered under such plans. Transfers under all automatic transfer plans will not count towards the 12 free transfers each Certificate Year, and will not incur a $25 charge, nor will such transfers from the Guarantee Period be subject to the 25% limitation or the Account value minimum requirement described above. You may obtain additional information about how to establish an automatic transfer plan from your sales representative or from us at the telephone numbers and addresses on the front cover of this Prospectus.


The Certificates are not designed for professional market timing organizations or other entities utilizing programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policy regarding transfers.

AUTOMATIC REBALANCING

Automatic Rebalancing within the Separate Account is available for Certificates with an Account Value of $25,000 and larger at the time the application for Automatic Rebalancing is received. Application for Automatic Rebalancing can be made either at issue or after issue, and may subsequently be discontinued.

Automatic Rebalancing occurs when funds are transferred by us among the Separate Account Divisions so that the values in each Division match the Owner's percentage allocation for Automatic Rebalancing then in effect. Automatic Rebalancing is available on a quarterly, semi-annual or annual basis, measured from the Certificate Anniversary date. A Certificate Anniversary date which falls on the 29th, 30th, or 31st of the month will result in Automatic Rebalancing as of the 1st of the next month. Automatic Rebalancing does not permit transfers to or from any Guarantee Period. Transfers under Automatic Rebalancing will not count towards the 12 free transfers each Certificate Year, and will not incur a $25 charge.

SURRENDERS AND PARTIAL WITHDRAWALS

At any time prior to the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender of or partial withdrawal from his or her Certificate.


The amount payable to the Owner upon full surrender is the Owner's Account Value at the end of the Valuation Period in which we receive a Written surrender request in good order, minus any applicable

Surrender Charge, minus the amount of any uncollected Certificate Fee (see "Annual Certificate Fee") and minus any applicable premium tax. Our current practice is to require that you return the Certificate with any request for a full surrender. After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person with respect to the Certificate will terminate, subject to a right to reinvest the proceeds of the Certificate. (See "One-Time Reinvestment Privilege.") All collateral assignees of record must consent to any full surrender or partial withdrawal.


Your Written request for a partial withdrawal should specify the Divisions of Separate Account E, or the Guarantee Periods of the Fixed Account, from which you wish the partial withdrawal to be made. If you do not specify, or if the withdrawal cannot be made in accordance with your specification, to the extent necessary the withdrawal will be taken pro-rata from the Divisions and Guarantee Periods, based on your Account Value in each. Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market
Division), we reserve the right to transfer, without charge, the remaining balance to the Money Market Division. Unless you request otherwise, upon a partial withdrawal, your Accumulation Units and Fixed Account interests that are canceled will have a total value equal to the amount of the withdrawal request, plus any Surrender Charge, and premium tax if applicable, payable upon the partial withdrawal. The amount payable to you, therefore, will be the amount of the withdrawal request.

We also make available a systematic withdrawal plan under which you may make automatic partial withdrawals at periodic intervals in a specified amount, subject to the terms and conditions applicable to other partial withdrawals. Additional information about how to establish such a systematic withdrawal plan may be obtained from your sales representative or from us at the addresses and phone numbers set forth on the cover page of this Prospectus. We reserve the right to modify or terminate our procedures for systematic withdrawals at any time.

The Code provides that a penalty tax will be imposed on certain premature surrenders or withdrawals. For a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals, including withholding requirements, see "Federal Income Tax Matters."


                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

ANNUITY COMMENCEMENT DATE

The Owner may select the Annuity Commencement Date when applying to purchase a Certificate and may change a previously-selected date at any time prior to the beginning of an Annuity Payment Option by submitting a Written request, subject to Company approval. The Annuity Commencement Date may be any day of any month between the Annuitant's 50th and 90th birthday. See "Federal Income Tax Matters" for a description of the penalties that may attach to distributions prior to the Annuitant's attaining age 59 1/2 under any Certificate or after April 1 of the year following the calendar year in which the Annuitant attains age 70 1/2 under certain Qualified Certificates.

APPLICATION OF OWNER ACCOUNT VALUE

We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, if you give us other Written instructions at least 30 days prior to the Annuity Commencement Date, we will apply your Account Value in different proportions.

We deduct any applicable state and local premium taxes from the amount of Account Value being applied to an Annuity Payment Option. In some cases, we may deduct a Surrender Charge from the amount being applied. See "Surrender Charge." Subject to any such adjustments, your Variable and Fixed Account Values are applied to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the 10th day prior to the Annuity Commencement Date.

FIXED AND VARIABLE ANNUITY PAYMENTS

The amount of the first monthly Fixed or Variable Annuity Payment will be at least as favorable as that produced by the annuity tables set forth in the Certificate, based on the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments. Thereafter, the amount of each monthly Fixed Annuity Payment is fixed and specified by the terms of the Annuity Payment Option selected.

The Account Value that is applied to provide Variable Annuity Payments is converted to a number of Annuity Units by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of the relevant Division as of the end of the Valuation Period that includes the 10th day prior to the Annuity Commencement Date. This number of Annuity Units thereafter remains constant with respect to any Annuitant, and the amount of each subsequent Variable Annuity Payment is determined by multiplying this number by the value of an Annuity Unit as of the end of the Valuation Period that contains the 10th day prior to the date of each payment. If the Variable Annuity Payments are based on more than one Division, these calculations are performed separately for each Division. The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Certificate's annuity tables.

As a result of the foregoing computations, if the net investment return for a Division for any month is at an annual rate of more than the assumed interest rate used in the Certificate's annuity tables, any Variable Annuity Payment based on that Division will be greater than the Variable Annuity Payment based on that Division for the previous month. If the net investment return for a Division for any month is at an annual rate of less than the assumed interest rate used in the Certificate's annuity tables, any Variable Annuity Payment based on that Division will be less than the Variable Annuity Payment based on that Division for the previous month.

ANNUITY PAYMENT OPTIONS

The Owner may elect to have annuity payments made beginning on the Annuity Commencement Date under any one of the Annuity Payment Options described below. We will notify the Owner 60 to 90 days prior to the scheduled Annuity Commencement Date that the Certificate is scheduled to mature, and request that an Annuity Payment Option be selected. If the Owner has not selected an Annuity Payment Option ten days prior to the Annuity Commencement Date, we will proceed as follows: (1) if the scheduled Annuity Commencement Date is any date prior to the Annuitant's 90th birthday, we will extend the Annuity Commencement Date to the Annuitant's 90th birthday; or (2) if the scheduled Annuity Commencement Date is the Annuitant's 90th birthday, the Account Value less any applicable charges and premium taxes will be paid in one sum to the Owner.

The Code imposes minimum distribution requirements that have a bearing on the Annuity Payment Option that should be chosen in connection with Qualified Certificates. See "Federal Income Tax Matters." We are not responsible for monitoring or advising Owners as to whether the minimum distribution requirements are being met, unless we have received a specific Written request to do so.


No election of any Annuity Payment Option may be made unless an initial annuity payment of at least $20 would be provided, where only Fixed or only Variable Annuity Payments are elected, and $10 on each basis when a combination of Variable and Fixed Annuity Payments is elected. If these minimums are not met, we will first reduce the frequency of annuity payments, and if the minimums are still not met, we will make a lump-sum payment to the Annuitant or other properly-designated payee in the amount of the Owner's Account Value, less any applicable Surrender Charge, any uncollected Annual Certificate Fee and any applicable premium tax.


The Owner, or if the Owner has not done so, the Beneficiary may, within 60 days after the death of the Owner or Annuitant, elect that any amount due to the Beneficiary be applied under any option described below, subject to certain tax law requirements. See "Death Proceeds." Thereafter, the
Beneficiary will have all the remaining rights and powers under the Certificate and be subject to all the terms and conditions thereof. The first annuity payment will be made at the beginning of the second month following the month in which we approve the settlement request. Annuity Units will be credited based on Annuity Unit Values at the end of the Valuation Period that contains the 10th day prior to the beginning of said second month.


When an Annuity Payment Option becomes effective, the Certificate must be delivered to our Administrative Center, in exchange for a payment contract providing for the option elected.


Information about the relationship between the Annuitant's sex and the amount of annuity payments, including requirements for gender-neutral annuity rates in certain states and in connection with certain employee benefit plans is set forth under "Gender of Annuitant" in the Statement. See "Contents of Statement of Additional Information."

OPTION 1 - LIFE ANNUITY - Annuity payments are payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. It would be possible under this arrangement for the Annuitant or other payee to receive only one annuity payment if the Annuitant died prior to the second annuity payment, since no minimum number of payments is guaranteed.

OPTION 2 - LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS CERTAIN - Annuity payments are payable monthly during the lifetime of an Annuitant; provided, that if the Annuitant dies during the period certain, the Beneficiary is entitled to receive monthly payments for the remainder of the period certain.

OPTION 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY - Annuity payments are payable monthly during the lifetime of the Annuitant and another payee and continue during the lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. It is possible under this option for the Annuitant or other payee to receive only one annuity payment if both die before the second annuity payment, since no minimum number of payments is guaranteed. If one of these persons dies before the Annuity Commencement Date, the election of this option is revoked, the survivor becomes the sole Annuitant, and no death proceeds are payable by virtue of the death of the other Annuitant.

OPTION 4 - PAYMENTS FOR DESIGNATED PERIOD - Annuity payments are payable monthly to an Annuitant or other properly-designated payee, or at his or her death, the Beneficiary, for a selected number of years ranging from five to
40. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of such Annuitant or other properly-designated payee.


OPTION 5 - PAYMENTS OF A SPECIFIC DOLLAR AMOUNT - The amount due is paid in equal monthly installments of a designated dollar amount (not less than $125 nor more than $200 per annum per $1,000 of the original amount due) until the remaining balance is less than the amount of one installment. If the person receiving these payments dies, the remaining payments continue to be made to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, such balance at the end of the previous month is decreased by the amount of any installment paid during the month and the result will be accumulated at an interest rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, such balance will be paid and will be the final payment under the option.

Under the fourth option there is no mortality guarantee by us, even though Variable Annuity Payments will be reduced as a result of a charge to Separate Account E, which is partially for mortality risks. See "Charge to Separate Account E."

A payee receiving Variable (but not Fixed) Annuity Payments under the fourth option can elect at any time to commute (terminate) such option and receive the current value of the annuity, which would be based on the values next determined after the Written request for payment is received by us. The current value of the annuity under the fourth option is the value of all remaining annuity payments, assumed to be level, discounted to present value at an annual rate of 3.5%. Other than by election of such a lump-sum payment under the fourth option, an Annuity Payment Option may not be terminated once annuity payments have commenced.

Under federal tax regulations, the election of the fourth or fifth options may be treated in the same manner as a surrender of the total account. For tax consequences of such treatment, see "Federal Income Tax Matters." Also, in such a case, tax-deferred treatment of subsequent earnings may not be available.

ALTERNATIVE AMOUNT UNDER FIXED LIFE ANNUITY OPTIONS - Each Certificate provides that when Fixed Annuity Payments are to be made under one of the first three Annuity Payment Options described above, the Owner (or if the Owner has not elected a payment option, the Beneficiary) may elect monthly payments to the Annuitant or other properly-designated payee equal to the monthly payment available under similar circumstances based on single payment immediate fixed annuity rates then in use by us. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed annuity purchase rate then offered by us for new single payment immediate annuity certificates is more favorable than the annuity rates guaranteed by the Certificate, the Annuitant or other properly-designated payee will be given the benefit of the new annuity rates.

In lieu of monthly payments, payments may be elected on a quarterly, semi-annual or annual basis, in which case the amount of each annuity payment will be determined on a basis consistent with that described above for monthly payments.


TRANSFERS


After the Annuity Commencement Date, the Annuitant or other properly-designated payee may make one transfer every 180 days among the available Divisions of Separate Account E or from the Divisions to a fixed Annuity Payment Option. No charge will be assessed for such transfer. No transfers from a fixed to a variable Annuity Payment Option are permitted. If a transfer would cause the value that is attributable to a Certificate in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. Transfers will be effected at the end of the Valuation Period in which we receive the Written transfer request at our Administrative Center. We reserve the right to terminate or restrict transfers at any time.



                                DEATH PROCEEDS

DEATH PROCEEDS PRIOR TO THE ANNUITY COMMENCEMENT DATE


The death proceeds described below are payable to the Beneficiary under the Certificate if, prior to the Annuity Commencement Date, any of the following events occurs: (a) the Annuitant dies and no Contingent Annuitant has been named under a Non-Qualified Certificate; (b) the Annuitant dies and we also receive proof of death of any named Contingent Annuitant; or (c) the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Certificate dies, regardless of whether said deceased Owner was also the Annuitant (however, if the Beneficiary is the Owner's surviving spouse, or the Owner's surviving spouse is a joint Owner then the surviving spouse may elect to continue the Certificate as described in the seventh paragraph below).

If the deceased Owner was a joint Owner, then the death proceeds are payable to the surviving joint Owner. In this case, the surviving joint Owner will be treated as the Beneficiary, and we will not recognize any other designation of Beneficiary. However, joint Owners may provide written instructions that death proceeds are to be paid in a different manner.

The death proceeds, prior to deduction of any applicable premium taxes, will equal the greatest of (1) the sum of all net purchase payments made (less any previously-deducted premium taxes and all prior partial withdrawals), (2) the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Administrative Center, proof of death and the Written request as to the manner of payment, or (3) the highest anniversary value prior to the date of death, as defined below.

The highest anniversary value prior to the date of death will be determined as follows:


      First, we will calculate the Account Values at the end of each of the past Certificate Anniversaries that occurred prior to the deceased's 81st birthday;

      Second, each of the Account Values will be increased by the amount of net purchase payments made since the end of such Certificate Years; and

      Third, the result will be reduced by the amount of any withdrawals made since the end of such Certificate Years.


The highest anniversary value will be an amount equal to the highest of such values. The highest anniversary value will not be calculated after the 81st birthday. Net purchase payments are purchase payments less applicable premium tax.


We will pay the death proceeds to the Beneficiary as of the date the proceeds become payable. Such date is the end of the Valuation Period in which we receive proof of the Owner's or Annuitant's death and a Written request in good order from the Beneficiary as to the manner of payment.

If the Owner has not already done so, the Beneficiary may, within 60 days after the date the death proceeds become payable, elect to receive the death proceeds as a lump sum or in the form of one of the Annuity Payment Options provided in the Certificate. See "Annuity Payment Options." If we receive no request as to the manner of payment, we will make a lump-sum payment, based on values determined at that time.

If the Owner  under a  Non-Qualified  Certificate  dies  prior to the  Annuity
Commencement Date, the Code requires that all amounts payable under the Certificate be distributed (a) within five years of the date of death or (b) as annuity payments beginning within one year of the date of death and continuing over a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Certificate as the new Owner and, if the original Owner was the Annuitant, as the new Annuitant. This election is also available to the surviving spouse who is a joint Owner, though not the Beneficiary. In this case, the surviving spouse will be treated as the Beneficiary, and any other designation of Beneficiary will not be recognized by the Company. If the Owner is not a natural person, these requirements apply upon the death of the primary Annuitant within the meaning of the Code. Failure to satisfy these Code distribution requirements may result in serious adverse tax consequences. Under a parallel section of the Code, similar requirements apply to retirement plans in connection with which Qualified Certificates are issued.

DEATH PROCEEDS AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies following the Annuity Commencement Date, the only amounts payable to the Beneficiary or other properly-designated payee are any continuing payments provided for under the Annuity Payment Option selected. See "Annuity Payment Options." In such case, the payee will have all the remaining rights and powers under a Certificate and be subject to all the terms and conditions thereof. Also, if the Annuitant dies following the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.

If the payee under a Non-Qualified Certificate dies after the Annuity Commencement Date, any remaining amounts payable under the terms of the Annuity Payment Option must be distributed at least as rapidly as under the method of distribution then in effect. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant within the meaning of the Code. Failure to satisfy these requirements of the Code may result in serious adverse tax consequences. Under a parallel section of the Code, similar requirements apply to the retirement plans in connection with which Qualified Certificates are issued.

PROOF OF DEATH

We accept the following as proof of any person's death: a copy of a certified death certificate; a copy of a certified decree of a court of competent jurisdiction as to the finding of death; a written statement by a medical doctor who attended the deceased at the time of death; or any other proof satisfactory to us.

Once we have paid the death proceeds, the Certificate terminates and we have no further obligations thereunder.


                        CHARGES UNDER THE CERTIFICATES

PREMIUM TAXES

When applicable, we will deduct an amount to cover premium taxes imposed by certain states. We may deduct such amount either at the time the tax is imposed or later. Such deduction may be made, in accordance with applicable state law:

      (1)   from purchase payment(s) when received; or
      (2)   from the Owner's Account Value at the time annuity payments begin;
            or
      (3)   from the amount of any partial withdrawal; or
      (4) from proceeds payable upon termination of the Certificate for any other reason, including death of the Annuitant or Owner, or surrender of the Certificate.

If premium tax is paid, AGNY may reimburse itself for such tax when deduction is being made under items 2, 3, or 4 above calculated by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5% and are subject to change by legislation, administrative interpretations or judicial acts. We will not make a profit on this charge.

SURRENDER CHARGE

The Surrender Charge reimburses us for part of our expenses related to distributing the Certificates. We believe, however, that the amount of such expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay such excess out of our general surplus, which might include profits from the charge for the assumption of mortality and expense risks.

Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that is withdrawn during the first seven years after it was received. The percentage declines depending on how many years have passed since the withdrawn purchase payment was originally credited to your Account Value, as follows:

                                              Surrender Charge as a
       Year of Purchase                      Percentage of Purchase
       Payment Withdrawal                       Payment Withdrawn
       ------------------                   -------------------------
            1st                                         6%
            2nd                                         6%
            3rd                                         5%
            4th                                         5%
            5th                                         4%
            6th                                         3%
            7th                                         2%
            Thereafter                                  0%

Only for the purpose of computing the Surrender Charge, the earliest purchase payments are deemed to be withdrawn first, and before any amounts in excess of purchase payments are withdrawn from your Account Value. The following transactions will be considered as withdrawals for purposes of assessing the Surrender Charge: total surrender, partial withdrawal, commencement of an Annuity Payment Option, and termination due to insufficient Account Value.

Nevertheless, the Surrender Charge will NOT apply to withdrawals in the following circumstances:

      The amount of withdrawals that exceeds the cumulative amount of your purchase payments;

      Death of the Annuitant, at any age, after the Annuity Commencement Date;

      Death of the Annuitant, at any age, prior to the Annuity Commencement Date, provided no Contingent Annuitant survives;

      Death of the Owner, including the first to die in the case of joint Owners of a Non-Qualified Certificate;

      Annuitization over at least five years, or life contingent annuitization where the life expectancy is at least five years;


      Within the 30 day window under the One-Time Reinvestment Privilege.


Upon selection of an annuity option that does not qualify for a Surrender Charge exception above, the amount of the Owner's Account Value applied will be the greater of the amount payable to the Owner upon full surrender of a Certificate (see Surrenders and Partial Withdrawals), or 95% of what the amount payable to the Owner upon full surrender of a Certificate would be without a Surrender Charge.


The Surrender Charge also does NOT apply to the surrender of a Certificate, or to the withdrawal of Certificate Value (limited to the Variable Account Value and the one year Guarantee Period) of a Certificate, issued to owners who are bona-fide full-time employees of AGNY. These waivers of Surrender Charge are based upon the Certificate Owner's status at the time the Certificate was purchased.

In addition, the Surrender Charge does NOT apply to the portion of your first withdrawal or total surrender in any Certificate Year that does not exceed 10% of the amount of your purchase payments that (a) have not previously been withdrawn and (b) have been credited to the Certificate for at least one year. If multiple withdrawals are made during a Certificate Year, the amount eligible for the free withdrawal will be recalculated at the time of each withdrawal. After the first Certificate Year, non-automatic and automatic withdrawals may be made in the same Certificate Year subject to the 10% limitation. For withdrawals under a systematic withdrawal plan, Purchase Payments credited for 30 days or more are eligible for the 10% free withdrawal.

The Surrender Charge will not apply to any amounts withdrawn which are in excess of the amount permitted by the 10% free withdrawal privilege, described above, if such amounts are required to be withdrawn to obtain or retain favorable tax treatment. For example, under certain circumstances the income and estate tax benefits of a charitable remainder trust may be available only if assets are withdrawn from a Certificate funding such trust more rapidly than the 10% free withdrawal privilege would permit. This exception is subject to our approval.

A free withdrawal pursuant to any of the foregoing Surrender Charge exceptions is not deemed to be a withdrawal of purchase payments, except for purposes of computing the 10% free withdrawal described in the preceding paragraph. A penalty tax may be imposed on distributions if the recipient is under age 59 1/2. See "Penalty Tax on Premature Distributions."

TRANSFER CHARGES

The charges to defray the expense of effecting transfers are described under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are designed not to yield a profit to us.

ANNUAL CERTIFICATE FEE

An Annual Certificate Fee of $30 will be deducted from each Owner's Account Value at the end of each Certificate Year prior to the Annuity Commencement Date. This Fee is for administrative expenses (which do not include expenses of distributing the Certificates), and we do not expect that the revenues we will derive from this Fee will exceed such expenses. Unless paid directly, the Fee will be allocated among the Guarantee Periods and Divisions in proportion to your Account Value in each. Certain states, however, restrict the amount of the Fee which can be allocated to the Guarantee Periods. The entire Fee for the year will be deducted from the proceeds of any full surrender. We reserve the right to waive the Fee.

CHARGE TO SEPARATE ACCOUNT E

To offset other administrative expenses not covered by the Annual Certificate Fee discussed above, and to compensate us for assuming mortality and expense risks under the Certificates, Separate Account E will incur a daily charge at an annualized rate of 1.40% of the average daily net asset value of Separate Account E attributable to the Certificates. Of this amount, .15% is for administrative expenses and 1.25% is for the assumption of mortality and expense risks. We do not expect to earn a profit on that portion of the charge which is for administrative expenses, but we do expect to derive a profit from the portion which is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges imposed on a given Certificate and the amount of expenses actually attributable to that Certificate.

In assuming the mortality risk, we are subject to the risk that our actuarial estimate of mortality rates may prove erroneous and that Annuitants will live longer than expected, or that more Owners or Annuitants than expected will die at a time when the death benefit guaranteed by us is higher than the net surrender value of their interests in the Certificates. In assuming the expense risk, we are subject to the risk that the revenues from the expense charges under the Certificates (which charges are guaranteed not to be increased) will not cover our expense of administering the Certificates.

MISCELLANEOUS

Charges and expenses are paid out of the assets of each Series, as described in the prospectus relating to that Series. We reserve the right to impose charges or establish reserves for any federal or local taxes incurred or that may be incurred by us, and that may be deemed attributable to the Certificates.

SYSTEMATIC WITHDRAWAL PLAN

Automatic partial withdrawals, with minimum payments of $100, may be made at periodic intervals through a systematic withdrawal program and the Certificate Owner may choose from payment schedules of monthly, quarterly, semi-annually, or annually, and may start, stop, increase or decrease payments. Withdrawals may start as early as 30 days after the issue date of the Certificate and may be taken from the Fixed Account or any Division, as specified by the Owner. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals, including Surrender Charges and exceptions to Surrender Charges.

ONE-TIME REINVESTMENT PRIVILEGE

If the Account Value is at least $500, the Owner may elect to reinvest all of the proceeds that were previously liquidated from the Certificate within the past 30 days and have the Surrender Charge and any Annual Certificate Fee not then due credited back to the Certificate. The funds will be reinvested at the value next following the date of receipt of the reinvested Account Value. Unless you request otherwise, the reinvested Account Value will be allocated among the Divisions and Guarantee Periods in the same proportions as the prior surrender. You may use this privilege only once.

REDUCTION IN SURRENDER CHARGES OR ADMINISTRATIVE CHARGES

We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Certificates in connection with employer-sponsored plans. Any such reductions will reflect differences in costs or services (due to such factors as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform) and will not be unfairly discriminatory as to any person.


                      OTHER ASPECTS OF THE CERTIFICATES

Only an officer of AGNY can agree to change or waive the provisions of any Certificate. The Certificates are non-participating and are not entitled to share in any dividends, profits or surplus of AGNY.

OWNERS, ANNUITANTS, AND BENEFICIARIES; ASSIGNMENTS

The Owner of a Certificate will be the same as the Annuitant, unless the purchaser designates a different Owner when applying to purchase a Certificate. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Certificate. The Annuitant and any Contingent Annuitant are designated in the application for a Certificate and may not thereafter be changed.

The Beneficiary and any Contingent Beneficiary are designated when applying to purchase a Certificate. A Beneficiary or Contingent Beneficiary may be changed by the Owner prior to the Annuity Commencement Date, while the Annuitant is still alive, and by the payee following the Annuity Commencement Date. Any designation of a new Beneficiary or Contingent Beneficiary is effective as of the date it is signed but will not affect any payments we make or action we take before receiving the Written request. We also need the Written consent of any irrevocably-named Beneficiary or Contingent Beneficiary before making a change. Under certain retirement programs, spousal consent may be required to name a Beneficiary other than the spouse or to change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

If no named Beneficiary or Contingent Beneficiary is living at the time any payment is to be made, the Owner, will be the Beneficiary, or if the Owner is not then living, the Owner's estate will be the Beneficiary.


In the case of joint ownership, the surviving joint Owner will be treated as the Beneficiary upon the death of a joint Owner, and we will not recognize any other designation of Beneficiary. However, joint Owners may provide written instructions that death proceeds are to be paid in a different manner.

Rights under a Qualified Certificate may be assigned only in certain narrow circumstances referred to therein. Owners and other payees may assign their rights under Non-Qualified Certificates, including their ownership rights. We take no responsibility for the validity of any assignment. A change in ownership rights must be made in Writing and a copy must be sent to our Administrative Center. The change will be effective on the date it was made, although we are not bound by a change until the date we record it. The rights under a Certificate are subject to any assignment of record at our Administrative Center. An assignment or pledge of a Certificate may have adverse tax consequences. See "Federal Income Tax Matters."


REPORTS

We will mail to Owners (or persons receiving payments following the Annuity Commencement Date), at their last known address of record, any reports and communications required by applicable law or regulation. You should therefore give us prompt written notice of any address change.

RIGHTS RESERVED BY US

Upon notice to the Owner, a Certificate may be modified by us, to the extent necessary in order to (1) operate Separate Account E in any form permitted under the 1940 Act or in any other form permitted by law; (2) transfer any assets in any Division to another Division, or to one or more separate accounts, or the Fixed Account; (3) add, combine or remove Divisions in Separate Account E, or combine the Separate Account with another separate account; (4) add, restrict or remove Guarantee Periods of the Fixed Account;
(5) make any new Division  available to you on a basis to be determined by us;
(6) substitute, for the shares held in any Division, the shares of another Series or the shares of another investment company or any other investment permitted by law; (7) make any changes required by the Code or by any other applicable law, regulation or interpretation in order to continue treatment of the Certificate as an annuity; (8) commence deducting premium taxes or adjust the amount of premium taxes deducted in accordance with applicable state law; or (9) make any changes required to comply with the rules of any Series. When required by law, we will obtain your approval of changes and the approval of any appropriate regulatory authority.

PAYMENT AND DEFERMENT

Amounts surrendered or withdrawn from a Certificate will normally be paid within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request in good order. In the case of payment of death proceeds, if we do not receive a Written request as to the manner of payment within 60 days after the death proceeds become payable, any death benefit proceeds will be paid as a lump sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of said 60 day period. We reserve the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Finally, we reserve the right to defer payment of any surrender and annuity payment amounts or death benefit amounts of any portion of the Variable Account Value if (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or (c) the Securities and Exchange Commission by order permits the delay for the protection  of Owners.  Transfers and  allocations  of Account Value among the
Divisions   and  the  Fixed   Account  may  also  be  postponed   under  these
circumstances.


                          FEDERAL INCOME TAX MATTERS

GENERAL

It is not possible to comment on all of the federal income tax consequences associated with the Certificates. Federal income tax law is complex and its application to a particular person may vary according to facts peculiar to such person. Consequently, this discussion is not intended as tax advice, and you should consult with a competent tax adviser before purchasing a Certificate.

The discussion is based on the law, regulations and interpretations existing on the date of this Prospectus. Congress has in the past and may again in the future enact legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. Judicial interpretations may also affect the tax treatment of annuities. It is possible that such changes could have retroactive effect. We suggest that you consult your legal or tax advisor on these issues.

The discussion does not address state or local tax, estate and gift tax, or social security tax consequences associated with the Certificates.

NON-QUALIFIED CERTIFICATES

PURCHASE PAYMENTS. Purchasers of a Certificate that does not qualify for special tax treatment and is therefore "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

TAX DEFERRAL PRIOR TO ANNUITY COMMENCEMENT DATE. Owners who are natural persons are not taxed currently on increases in their Account Value resulting from interest earned in the Fixed Account or, if certain diversification requirements are met, the investment experience of Separate Account E. This treatment applies to Separate Account E only if it invests in Series that are "adequately diversified" in accordance with Treasury Department regulations. Although we do not control the Series, the investment advisers to the Series have undertaken to use their best efforts to operate the Series in compliance with these diversification requirements. A Contract investing in a Series that failed to meet the diversification requirements would subject Owners to current taxation of income in the Contract that has not previously been taxed. Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

Current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of Separate Account E assets for tax purposes. We reserve the right to amend the Contracts in any way necessary to avoid any such result. The Treasury Department has stated that it may establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if such standards are considered not to embody a new position.

Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value unless an exception applies. Exceptions exist for, among other things, Owners that are not natural persons but that hold the Contract as an agent for a natural person.

TAXATION OF ANNUITY PAYMENTS. Each annuity payment received after the Annuity Commencement Date is excludible from gross income in part. In the case of Fixed Annuity Payments, the excludible portion is determined by multiplying the amount paid by the ratio of the investment in the Contract (discussed below) to the expected return under the fixed Annuity Payment Option. In the case of Variable Annuity Payments, the amount paid is multiplied by the ratio of the investment in the Contract to the number of expected payments. In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments cease on account of the death of the Annuitant before the investment in the Contract has been fully recovered, the payee is allowed a deduction for the unrecovered amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may recover the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

TAXATION OF PARTIAL WITHDRAWALS AND TOTAL SURRENDERS. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event a Contract is surrendered in its entirety, any amount received in excess of the investment in the Contract is includible in income, and any remaining amount received is excludible from income. All annuity contracts issued by us to the same Owner during any calendar year are to be aggregated for purposes of determining the amount of any distribution that is includible in gross income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A penalty tax is imposed on distributions under a Contract equal to 10% of the amount includible in income. The penalty tax will not apply, however, to (1) distributions made on or after the recipient attains age 59 1/2, (2) distributions on account of the recipient's becoming disabled, (3) distributions that are made after the death of the Owner prior to the Annuity Commencement Date or the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), and
(4) distributions that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary. Premature distributions may result, for example, from an early Annuity Commencement Date, an early surrender, partial withdrawal from or assignment of a Contract, or the early death of an Annuitant, unless clause (3) above applies.

PAYMENT OF DEATH PROCEEDS. Special rules apply to the distribution of any death proceeds payable under the Contract. See "Death Proceeds."

ASSIGNMENTS AND LOANS. An assignment, loan, or pledge with respect to a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")


PURCHASE PAYMENTS. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $30,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $40,000 will not be able to deduct purchase payments, and for those with adjusted gross income between $30,000 and $40,000 the deduction is phased out based on the amount of income. Beginning in 1999, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for single persons will increase, as follows: 1999-- $31,000 to $41,000; 2000--$32,000 to $42,000; 2001--$33,000 to
$43,000;  2002--$34,000 to $44,000; 2003--$40,000 to $50,000; 2004--$45,000 to
$55,000; and 2005 and thereafter--$50,000 to $60,000.

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $50,000 and $60,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. Beginning in 1999, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows: 1999--$51,000 to $61,000; 2000--$52,000 to $62,000;
2001--$53,000 to $63,000; 2002-- $54,000 to $64,000; 2003--$60,000 to $70,000;
2004--$65,000 to $75,000; 2005-- $70,000 to $80,000; 2006--$75,000 to $85,000;
and 2007 and thereafter--$80,000 to $100,000.

A married individual filing a joint tax return, who is not an active participant in a tax qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. For such an individual, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

DISTRIBUTIONS FROM AN IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipients' income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be included in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant attains age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary. These exceptions also include distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor, subject to a $10,000 lifetime maximum, and distributions for higher education expenses for the individual, a spouse, children, or grandchildren. Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2. Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a NonQualified Contract. See "Death Proceeds." Failure to comply with the minimum distribution rules will result in the imposition of a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.


TAX FREE ROLLOVERS. Amounts may be transferred in a tax-free rollover from a tax-qualified plan to an IRA (and from one IRA to another IRA) if certain conditions are met. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of (1) annuities paid over a life or life expectancy, (2) installments for a period of ten years or more, and (3) required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, an eligible rollover distribution may be paid directly to an IRA (a "direct rollover"). Second, the distribution may be paid directly to the Annuitant and then, within 60 days of receipt, the amount may be rolled over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.


ROTH IRAS



Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This limitation is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $15,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. For rollovers in 1998, the individual may pay that tax ratably in 1998 and over the succeeding three years. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.


SIMPLIFIED EMPLOYEE PENSION PLANS

Employees and employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee. However, total employer contributions are limited to 15% of an employee's compensation or $30,000, whichever is less.

SIMPLE RETIREMENT ACCOUNTS

Employees and employers may establish an IRA plan known as a simple retirement account ("SRA"), if certain requirements are met. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $6,000 a year. The employer must, in general, make a fully vested matching contribution for employee deferrals up to 3% of compensation.

OTHER QUALIFIED PLANS

PURCHASE PAYMENTS. Purchase payments made by an employer under a pension, profit-sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. Such purchase payments are also excluded from the current income of the employee.

DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE. To the extent that purchase payments are includible in an employee's taxable income, they (less any amounts previously received that were not includible in the employee's taxable income) represent his or her "investment in the Contract." Amounts received prior to the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. A lump-sum distribution will not be includible in income in the year of distribution if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax-qualified plan or to an individual retirement account or an IRA in accordance with the rollover rules under the Code. However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. See "Tax Free Rollovers." Special tax treatment may be available in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee's attaining age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are (1) part of a series of substantially equal periodic payments beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary, (2) made after the employee's separation from service on account of early retirement after attaining age 55, or (3) made to an alternate payee pursuant to a qualified domestic relations order.

ANNUITY PAYMENTS. A portion of annuity payments received under Contracts in connection with section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with Variable Annuity Payments, under "Non-Qualified Contracts - Taxation of Annuity Payments," except that the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts specified by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2 or retires, if later. Failure to comply with the minimum distribution rules will result in the imposition of a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

SELF-EMPLOYED INDIVIDUALS. Various special rules apply to tax-qualified plans established by self-employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

PURCHASE   PAYMENTS.   Private  taxable  employers  may  establish   unfunded,
Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors.

These types of programs allow individuals to defer receipt of up to 100% of compensation that would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts, as well as earnings thereon. Purchase payments made by the employer, however, are not immediately deductible by the employer, and the employer is currently taxed on any increase in Account Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Certificate is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Certificate and is entitled only to payment from the employer's general assets in accordance with plan provisions.

TAXATION OF DISTRIBUTIONS. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.



FEDERAL INCOME TAX WITHHOLDING AND REPORTING

Amounts distributed from a Certificate, to the extent includible in taxable income, are subject to federal income tax withholding. The payee may, however, elect to have no income tax withheld by submitting a withholding exemption certificate to us.

In some cases, if you own more than one Qualified annuity contract or certificate, such contracts or certificates may be aggregated for purposes of determining whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. If, under this aggregation procedure, you are relying on distributions pursuant to another annuity contract or certificate to satisfy the minimum distribution requirement under a Qualified Certificate issued by us, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Certificate.

TAXES PAYABLE BY AGNY AND SEPARATE ACCOUNT E

AGNY is taxed as a life insurance company under the Code. The operations of Separate Account E are part of the total operations of AGNY and are not taxed separately. Under existing federal income tax laws, AGNY is not taxed on investment income derived by Separate Account E (including realized and unrealized capital gains) with respect to the Certificates. AGNY reserves the right to allocate to the Certificates any federal, state or other tax liability that may result in the future from maintenance of Separate Account E or the Certificates.

Certain Series may elect to pass through to AGNY any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGNY. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGNY.


                           DISTRIBUTION ARRANGEMENTS

The Certificates will be sold by individuals who, in addition to being licensed by state insurance authorities to sell the Certificates of AGNY, are also registered representatives of American General Securities Incorporated ("AGSI"), the principal underwriter of the Certificates, or registered representatives of Van Kampen American Capital Distributors, Inc. or other broker-dealer firms or representatives of other firms that are exempt from broker-dealer regulation. AGSI, Van Kampen American Capital Distributors, Inc. and any such other broker-dealer firms are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities
Dealers, Inc. AGSI is a wholly-owned subsidiary of American General Life Insurance Company. AGSI's principal business address is 2727 Allen Parkway, Houston, Texas 77019-2191. The interests under the Certificates are offered on a continuous basis. AGSI and Van Kampen American Capital Distributors, Inc. have entered into certain revenue and cost-sharing arrangements in connection with the marketing of the Certificates.


AGNY compensates Van Kampen American Capital Distributors, Inc. ("VKAC Distributors") and other broker-dealers that sell the Certificates according to one or more compensation schedules. The schedules provide for commissions of up to 6.0% of first year purchase payments received pursuant to the Certificates. AGNY also has agreed to pay VKAC Distributors for its promotional activities such as the solicitation of selling group agreements between broker-dealers and AGNY, agent appointments with AGNY, printing and development of sales literature to be used by AGNY appointed agents as well as related marketing support and related special promotional campaigns. From time to time, VKAC Distributors may engage in special promotions resulting in the payment by VKAC Distributors of additional compensation to one or more of the broker-dealers that sell the

Certificates. None of these distribution expenses results in any additional charges under the Certificates that are not described under "Charges under the Certificates."


                                 LEGAL MATTERS

The legality of the Certificates described in this Prospectus has been passed upon by Sandra M. Smith, Esquire, Associate General Counsel of AGNY. Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised AGNY on certain federal securities law matters.


                           OTHER INFORMATION ON FILE

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Certificates discussed in this Prospectus. Not all of the information set forth in the Registration Statement and exhibits thereto has been included in this
Prospectus. Statements contained in this Prospectus concerning the Certificates and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

A Statement is available from us on request. Its contents are as follows:


                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information ..................................................  2
Regulation and Reserves ..............................................  2
Independent Auditors..................................................  2
Services..............................................................  3
Principal Underwriter.................................................  3
Annuity Payments......................................................  3
  A.  Gender of Annuitant.............................................  3
  B.  Misstatement of Age or Sex and Other Errors ....................  3
Change of Investment Adviser or Investment Policy ....................  4
Performance Data for the Divisions ...................................  4
Effect of Tax-Deferred Accumulation...................................  8
Financial Statements..................................................  8
Index to Financial Statements ........................................  9

           (THE FOLLOWING DOCUMENTS ARE NOT PART OF A PROSPECTUS.)

                         Generations VARIABLE ANNUITY
                        Disclosures and Forms Section

                                    INDEX
Individual Retirement Annuity Disclosure Statement and
  Financial Disclosure...................................................  page 1
1035 Exchange Instructions...............................................  page 9
Qualified and Non-Qualified Funds Transfer Instructions..................  page 10
Absolute Assignment Form.................................................  page 11
Qualified Funds Transfer Form............................................  page 13
Non-Qualified Funds Transfer Form........................................  page 14
Change Request Form......................................................  page 15
Systematic Withdrawals Request Form......................................  page 17
Automatic Additional Purchase Payment Form...............................  page 19
Change of Beneficiary Form...............................................  page 21
Statement of Additional Information Request Form.........................  page 23





                  (THIS DOCUMENT IS NOT PART OF A PROSPECTUS)

              INDIVIDUAL RETIREMENT ANNUITY DISCLOSURE STATEMENT
                                 INTRODUCTION

THIS DISCLOSURE STATEMENT IS DESIGNED FOR OWNERS OF IRAS ISSUED BY AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK AFTER DECEMBER 31, 1997.

This Disclosure Statement is not part of your certificate but contains general and standardized information which must be furnished to each person who is issued an Individual Retirement Annuity. You must refer to your certificate to determine your specific rights and obligations thereunder.

                                  REVOCATION

If you are purchasing a new or rollover IRA, then if for any reason you, as a recipient of this Disclosure Statement, decide within 20 days from the date your certificate is delivered that you do not desire to retain your IRA, written notification to the Company must be mailed, together with your certificate, within that period. If such notice is mailed within 20 days, current certificate value or contributions if required, without adjustments for any applicable sales commissions or administrative expenses, will be refunded.

MAIL NOTIFICATION OF REVOCATION AND YOUR CERTIFICATE TO:
              American General Life Insurance Company of New York
              Administrative Center
              P. O. Box 1401
              Houston, Texas  77251-1401
              (Phone No. (800) 281-8289).

                                  ELIGIBILITY

Under Internal Revenue Code ("Code") Section 219, if you are not an active participant (see A. below), you may make a contribution of up to the lesser of $2,000 or 100% of compensation and take a deduction for the entire amount contributed. If you are a married individual filing a joint return, and your compensation is less than your spouse's, the total deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to your spouse. If you are an active participant, but have an adjusted gross income (AGI) below a certain level (see B. below), you may still make a deductible contribution. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA will be phased down and eventually eliminated.

A.   ACTIVE PARTICIPANT

You are an "active participant" for a year if you are covered by a retirement plan. You are covered by a "retirement plan" for a year if your employer or union has a retirement plan under which money is added to your account or you are eligible to earn retirement credits. For example, if you are covered under a profit-sharing plan, certain government plans, a salary reduction arrangement (such as a tax sheltered annuity arrangement or a 401(k) plan), a Simplified Employee Pension program (SEP), any Simple Retirement Account or a plan which promises you a retirement benefit which is based upon the number of years of service you have with the employer, you are likely to be an active participant. Your Form W-2 for the year should indicate your participation status.

You are an active participant for a year even if you are not yet vested in your retirement benefit. Also, if you make required contributions or voluntary employee contributions to a retirement plan, you are an active participant. In certain plans, you may be an active participant even if you were only with the employer for part of the year.

You are not considered an active participant if you are covered in a plan only because of your service as 1) an Armed Forces Reservist for less than 90 days of active service, or 2) a volunteer firefighter covered for firefighting service by a government plan. Of course, if you are covered in any other plan, these exceptions do not apply.

If you are married, (i) filed a separate tax return, and did not live with your spouse at any time during the year, or (ii) filed a joint return and have a joint AGI of less than $150,000, your spouse's active participation will not affect your ability to make deductible contributions. If you are married and file jointly, your deduction will be phased out between an AGI of $150,000 to $160,000.

B.   ADJUSTED GROSS INCOME (AGI)

If you are an active participant, you must look at your Adjusted Gross Income for the year (if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution. Your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

If you are single, the Threshold Level is $30,000. If you are married and file a joint tax return, the Threshold Level is $50,000. If you are married but file a separate tax return, the Threshold Level will be $0.

For taxable years beginning in 1999, the Threshold Levels for single individuals and for married individuals filing jointly will increase as follows:


                                                      Threshold Level
     For taxable years beginning in :                 ---------------
                                                Single            Married (filing jointly)
                                                ------            -------
              1999                              $31,000           $51,000
              2000                              $32,000           $52,000
              2001                              $33,000           $53,000
              2002                              $34,000           $54,000
              2003                              $40,000           $60,000
              2004                              $45,000           $65,000
              2005                              $50,000           $70,000
              2006                              $50,000           $75,000
              2007 and thereafter               $50,000           $80,000

A married individual filing a joint tax return, who is not an active participant, but whose spouse is, may, in any year, make deductible IRA contributions equal to the lesser of $2,000 or 100% of the individual's earned income. The Threshold Level for such individual is $150,000.

If your AGI is less than $10,000 above your Threshold Level, you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level

(AGI - Threshold Level) is called your Excess AGI. The Maximum Allowable Deduction is $2,000. In the case of a married individual filing jointly and earning less than his or her spouse, the maximum Allowable Deduction is the lesser of $2,000 or the spouse's income, less any deductible IRA contributions or contributions to a Roth IRA. You can estimate your Deduction Limit as follows:

(Your Deduction Limit may be slightly higher if you use this formula rather than the table provided by the IRS.)

       $10,000 - EXCESS AGI
       -------------------- x  Maximum Allowable Deduction  =  Deduction Limit
            $10,000

For the taxable year beginning in 2007, the deduction limit for married individuals filing jointly will be determined as follows:

       $10,000 - EXCESS AGI
       -------------------- x  Maximum Allowable Deduction  =  Deduction Limit
            $20,000

You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot, in any event, exceed 100% of your compensation.

      EXAMPLE 1: Ms. Smith, a single person, is an active participant and has an AGI of $31,619. In 1998, she would calculate her deductible IRA contribution as follows:

            Her AGI is $31,619
            Her Threshold Level is $30,000
            Her Excess AGI is (AGI - Threshold Level) or ($36,619-$30,000) = $6,619 Her Maximum Allowable Deduction is $2,000

            So, her IRA deduction limit is:

                  $10,000 - $6,619
                  ----------------  x $2,000 = $676 (rounded to $680)
                      $10,000

      EXAMPLE 2: Mr. and Mrs. Young file a joint tax return. Each spouse earns more than $2,000 and one is an active participant. Their 1999 combined AGI is $55,255. Neither spouse contributed to a Roth IRA. They may each contribute to an IRA and calculate their deductible contributions to each IRA as follows:

            Their AGI is $55,255
            Their Threshold Level is $51,000
            Their Excess AGI is (AGI - Threshold Level) or ($55,255 - $51,000) = $4,255 The Maximum Allowable Deduction for each spouse is $2,000 So, each spouse may compute his or her IRA deduction limit as follows:

                  $10,000 - 4,255
                  ----------------  x $2,000 = $1,149 (rounded to $1,150)
                      $10,000

      EXAMPLE 3: If, in Example 2, Mr. Young did not earn any compensation, each spouse could still contribute to an IRA and calculate their deductible contribution to each IRA as in Example 2.

      EXAMPLE 4: In 1998, Mr. Jones, a married person, files a separate tax return and is an active participant. He has $1,500 of compensation and wishes to make a deductible contribution to an IRA.

            His AGI is $1,500
            His Threshold Level is $0
            His Excess AGI is (AGI - Threshold Level) or $1,500-$0) = $1,500 His Maximum Allowable Deduction is $2,000 So, his IRA deduction limit is:

                  $10,000 - $1,500
                  ----------------  x $2,000 = $1,700
                      $10,000

            Even though his IRA deduction limit under the formula is $1,700, Mr. Jones may not deduct an amount in excess of his compensation, so, his actual deduction is limited to $1,500.

                     NON-DEDUCTIBLE CONTRIBUTIONS TO IRAS

Even if you are above the Threshold Level and thus may not make a deductible contribution of up to $2,000 (or up to $4,000 in the case of married individuals filing a joint return), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA ($4,000 in the case of married individuals filing a joint return). The amount of your contribution which is not deductible will be a non-deductible contribution to the IRA. You may also choose to make a contribution non-deductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or non-deductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a non-deductible contribution to an IRA, you must report the amount of the non-deductible contribution to the IRS on Form 8606 as a part of your tax return for the year.

You may make a $2,000 contribution (or up to $4,000 in the case of married individuals filing a joint return) at any time during the year, if your compensation for the year will be at least $2,000 (or up to $4,000 in the case of married individuals filing a joint return), without having to know how much will be deductible. When you fill out your return, you may then figure out how much is deductible.

You may withdraw an IRA contribution made for a year any time before April 15 of the following year. If you do so, you must also withdraw the earnings attributable to that portion and report the earnings as income for the year for which the contribution was made. If some portion of your contribution is not deductible, you may decide either to withdraw the non-deductible amount, or to leave it in the IRA and designate that portion as a non-deductible contribution on your tax return.

                               IRA DISTRIBUTIONS

Generally,  IRA  distributions  which are not rolled over (see  "Rollover  IRA
Rules," below) are included in your gross income in the year they are received. Non-deductible IRA contributions, however, are made using income which has already been taxed (that is, they are not deductible contributions). Thus, the portion of the IRA distributions consisting of non-deductible contributions will not be taxed again when received by you. If you make any non-deductible IRA contributions, each distribution from your IRA(s) will consist of a non-taxable portion (return of deductible contributions, if any, and account earnings).

Thus, you may not take a distribution which is entirely tax-free. The following formula is used to determine the non-taxable portion of your distributions for a taxable year:

          Remaining
 Non-deductible Contributions
 ----------------------------
 Year-End Total IRA Balances   x Total Distributions = Nontaxable Distributions
                                    (for the year)         (for the year)


To figure the year-end total IRA balance, you treat all of your IRAs as a single IRA. This includes all regular IRAs (whether accounts or annuities), as well as Simplified Employee Pension (SEP) IRAs, and Rollover IRAs. You also add back the distributions taken during the year.

EXAMPLE: An individual makes the following contributions to his or her IRA(s).

         Year                         Deductible            Non-Deductible
         1990                          $ 2,000
         1991                            1,800
         1994                            1,000                 $ 1,000
         1996                              600                   1,400
                                       --------                --------
                                       $ 5,400                 $ 2,400

    Deductible Contributions:                                  $ 5,400
    Non-Deductible Contributions:                                2,400
    Earnings on IRAs:                                            1,200
                                                               --------

    Total Account Balance of IRA(s)
      as of 12/31/98:                                          $ 9,000
    (before distributions in 1998).

In 1998, the individual takes a distribution of $3,000. The total account balance in the IRAs on 12/31/98 before 1998 distributions is $9,000. The non-taxable portion of the distributions for 1998 is figured as follows:

Total non-deductible contributions                             $ 2,400
Total account balance in the IRAs, before distributions        $ 9,000   x  $3,000  =  $800


Thus, $800 of the $3,000 distribution in 1998 will not be included in the individual's taxable income. The remaining $2,200 will be taxable for 1998.

                              ROLLOVER IRA RULES
1.   IRA TO IRA

You may withdraw, tax-free, all or part of the assets from an IRA and reinvest them in one or more IRAs. The reinvestment must be completed within 60 days of the withdrawal. No IRA deduction is allowed for the reinvestment. Amounts required to be distributed because the individual has reached age 70 1/2 may not be rolled over.

2.   EMPLOYER PLAN DISTRIBUTIONS TO IRA

All taxable distributions (known as "eligible rollover distributions") from qualified pension, profit-sharing, stock bonus and tax sheltered annuity plans may be rolled over to an IRA, with the exception of (1) annuities paid over a life or life expectancy, (2) installments for a period of ten years or more, and (3) required minimum distributions under section 401(a)(9).

Rollovers may be accomplished in two ways. First, you may elect to have an eligible rollover distribution paid directly to an IRA (a "direct rollover"). Second, you may receive the distribution directly and then, within 60 days of receipt, roll the amount over to an IRA. Under the law, however, any amount that you elect not to have distributed as a direct rollover will be subject to 20 percent income tax withholding, and, if you are younger than age 59 1/2, may result in a 10% excise tax on any amount of the distribution that is included in income. Questions regarding distribution options under the Act should be directed to your Plan Trustee or Plan Administrator, or may be answered by consulting IRS Regulations ss.1.401(a)(31)-1, ss.1.402(c)-2T and ss.31.3405(c)-1.

                     PENALTIES FOR PREMATURE DISTRIBUTIONS

If you receive a distribution from your IRA before you reach age 59 1/2, an additional tax of 10 percent will be imposed under Code ss.72(t), unless the distribution (a) occurs because of your death or disability, (b) is for certain medical care expenses or to an unemployed individual for health insurance premiums, (c) is received as a part of a series of substantially equal payments over your life or life expectancy, (d) is received as a part of a series of substantially equal payments over the lives or life expectancy of you and your beneficiary, or (e) the distribution is contributed to a rollover IRA, (f) is used for a qualified first time home purchase for you, your spouse, children, grandchildren, or ancestor, subject to a $10,000 lifetime maximum or (g) is for higher education purposes for you, your spouse, children or grandchildren.

                             MINIMUM DISTRIBUTIONS

Under the rules set forth in Code ss.408(b)(3) and ss.401(a)(9), you may not leave the funds in your certificate indefinitely. Certain minimum distributions are required. These required distributions may be taken in one of two ways: (a) by withdrawing the balance of your certificate by a "required beginning date," usually April 1 of the year following the date at which you reach age 70 1/2; or (b) by withdrawing periodic distributions of the balance in your certificate by the required beginning date. These periodic distributions may be taken over (a) your life; (b) the lives of you and your named beneficiary; (c) a period not extending beyond your life expectancy; or
(d) a period not extending beyond the joint life expectancy of you and your named beneficiary.

If you do not satisfy the minimum distribution requirements, then, pursuant to Code ss.4974, you may have to pay a 50% excise tax on the amount not distributed as required that year.

The foregoing minimum distribution rules are discussed in detail in IRS Publication 590, "Individual Retirement Arrangements."

                                   REPORTING

You are required to report penalty taxes due on excess contributions, excess accumulations, premature distributions, and prohibited transactions. Currently, IRS Form 5329 is used to report such information to the Internal Revenue Service.

                            PROHIBITED TRANSACTIONS

Neither you nor your beneficiary may engage in a prohibited transaction, as that term is defined in Code ss.4975.

Borrowing any money from this IRA would, under Code ss.408(e)(3), cause the certificate to cease to be an Individual Retirement Annuity and would result in the value of the annuity being included in the owner's gross income in the taxable year in which such loan is made.

Use of this certificate as security for a loan from the Company, if such loan were otherwise permitted, would, under Code ss.408(e)(4), cause the portion so used to be treated as a taxable distribution.

                             EXCESS CONTRIBUTIONS

Tax Code ss.4973 imposes a 6 percent excise tax as a penalty for an excess contribution to an IRA. An excess contribution is the excess of the deductible and nondeductible amounts contributed by the Owner to an IRA for that year over the lesser of his or her taxable compensation or $2,000. (Different limits apply in the case of a spousal IRA arrangement.) If the excess contribution is not withdrawn by the due date of your tax return (including extensions) you will be subject to the penalty.

                                 IRS APPROVAL

Your certificate and IRA endorsement have been approved by the Internal Revenue Service as a tax qualified Individual Retirement Annuity. Such approval by the Internal Revenue Service is a determination only as to the form of the annuity and does not represent a determination of the merits of such annuity.

This disclosure statement is intended to provide an overview of the applicable tax laws relating to Individual Retirement Arrangements. It is not intended to constitute a comprehensive explanation as to the tax consequences of your IRA. AS WITH ALL SIGNIFICANT TRANSACTIONS SUCH AS THE ESTABLISHMENT OR MAINTENANCE OF, OR WITHDRAWAL FROM AN IRA, APPROPRIATE TAX AND LEGAL COUNSEL SHOULD BE CONSULTED. Further information may also be acquired by contacting your IRS District Office or consulting IRS Publication 590.

                             FINANCIAL DISCLOSURE
                (GENERATIONS VARIABLE ANNUITY, FORM NO. 96033N)

This Financial Disclosure is applicable to IRAs using a Generations Variable Annuity (certificate form numbers 96033N) purchased from American General Life Insurance Company of New York on or after February 1, 1998.

Earnings under variable annuities are not guaranteed, and depend on the performance of the investment option(s) selected. As such, earnings cannot be projected. Set forth below are the charges associated with such annuities.

CHARGES:

      (a) A maximum annual certificate maintenance charge of $30 deducted at the end of each certificate year.

      (b) A maximum charge of $25 for each transfer, in excess of 12 free transfers annually, of certificate value between divisions of the Separate Account.

      (c) To compensate for mortality and expense risks assumed under the certificate, variable divisions only will incur a daily charge at an annualized rate of 1.25% of the average Separate Account Value of the certificate during both the Accumulation and the Payout Phase.

      (d) Premium taxes, if applicable, may be charged against Accumulation Value at time of annuitization or upon the death of the Annuitant. If a jurisdiction imposes premium taxes at the time purchase payments are made, the Company may deduct a charge at that time, or defer the charge until the purchase payments are withdrawn, whether on account of a full or partial surrender, annuitization, or death of the Annuitant.

      (e) If the certificate is surrendered, or if a withdrawal is made, there may be a Surrender Charge. The Surrender Charge equals the sum of the following:

                  6% of purchase payments for surrenders and withdrawals made during the first certificate year following receipt of the purchase payments surrendered;

                  6% of purchase payments for surrenders and withdrawals made during the second certificate year following receipt of the purchase payments surrendered;

                  5% of purchase payments for surrenders and withdrawals made during the third certificate year following receipt of the purchase payments surrendered;

                  5% of purchase payments for surrenders and withdrawals made during the fourth certificate year following receipt of the purchase payments surrendered;

                  4% of purchase payments for surrenders and withdrawals made during the fifth certificate year following receipt of the purchase payments surrendered;

                  3% of purchase payments for surrenders and withdrawals made during the sixth certificate year following receipt of the purchase payments surrendered;

                  2% of purchase payments for surrenders and withdrawals made during the seventh certificate year following receipt of the purchase payments surrendered.

            There will be no charge imposed for surrenders and withdrawals made during the eighth and subsequent certificate years following receipt of the purchase payments surrendered.

            Under certain circumstances described in the certificate, portions of a partial withdrawal may be exempt from the Surrender Charge.

      (f) To compensate for administrative expenses, a daily charge will be incurred at an annualized rate of 0.15% of the average Separate Account Value of the certificate during the Accumulation and the Payout Phase.

      (g) Each variable division will be charged a fee for asset management and other expenses deducted directly from the underlying fund during the Accumulation and Payout Phase. Total fees will range between 0.60% and 1.75%.

                          1035 EXCHANGE INSTRUCTIONS

1.    Processing Rules

      A 1035 exchange is one that qualified under IRC Section 1035 guidelines.

      A 1035 exchange is for non-qualified funds only.

      The Home Office does not offer tax advice. Applicants and contractowners should contact their own tax advisors.

      To qualify as a 1035 exchange, the following contract types are required:

      * An annuity or life insurance contract in exchange for an annuity contract.

      In addition, the following contract type exchanges are required:

      *     Individual contract to individual contract;
      *     Joint contract to joint contract; and
      * Two individual contracts on same annuitant(s) with the same owner(s) to individual or joint contract.

      The annuitant and owner on the exchanged contract must be the same on the new contract.

      To qualify as a full 1035 exchange, all existing cash value must be transferred to the new contract and none of the cash value can be refunded.

      Money from a 1035 exchange cannot be added to an existing annuity contract_it must fund a new contract.

2.    Forms Requirements

      * Annuity Application (form number which is approved in the state of application)

      *     Replacement form as required by state, if applicable

      *     Absolute  Assignment  form (AGNY  8714-1) for IRC Section  1035(A)
            Exchange

      *     External  company's   contract/policy   or  lost   contract/policy
            statement

3.   Signature Requirements

      The annuitant of the new application (age 15 or older) must sign the Annuity Application.

      The proposed owner of the new contract must sign the Annuity Application and the Absolute Assignment Form (AGNY 8714-1).

      If the owner is a trust, then the trustee's signature and title are required on the application and the Absolute Assignment Form (AGNY 8714-1).

                      QUALIFIED AND NON-QUALIFIED FUNDS
                            TRANSFER INSTRUCTIONS


1.    Processing Rules

      A transfer occurs when an existing policy/contract or account is liquidated and proceeds are forwarded to another company or to the client.

      There are three types of transfers:

      * Trustee-to-Trustee (or Custodian) transfer: Proceeds are sent from one company directly to another company to fund a like plan (Example: TSA to TSA, IRA to IRA, Non-qualified to Non-qualified).

      * Direct Rollover: Proceeds are sent from one company directly to another company to fund a different type of plan (Example: TSA to IRA, 401(k) to IRA, etc.).

      * Rollover: Proceeds are sent from the original company to the owner. The owner then forwards the check to the new company within 60 days.

      Partial transfers are allowed.

      Please consult a tax advisor for any tax consequences.

      These types of transfers are not 1035 exchanges and do not qualify under IRC Section 1035 guidelines.

      A transfer may be qualified or non-qualified.

      NOTE: The Home Office is responsible for qualified administration of IRAs/SEPs only. Other than IRAs, administration of qualified plans is the responsibility of the customer or plan administrator. The Home Office does not provide a plan prototype.

2.    Form Requirements

      * Annuity Application (form number which is approved in the state of application).

      * Replacement form as required by state, if applicable, and only when another annuity contract is being replaced.

      * External company/institution's contract or lost contract/contract statement.

      * Qualified Funds Transfer Form (AGNY 6742-1) if the funds are qualified and the Home Office is to request the funds.

      * Non-Qualified Funds Transfer Authorization (AGNY 8190-1) if the funds are non-qualified and coming from a non-insurance/annuity contract and the Home Office is to request the funds.

      * If the plan type is IRA, refer the customer to the IRA disclosure attached to the prospectus.

      *     If  the  plan  type  is  SEP,   submit  IRS  Form  5305  with  the
            application.

3.    Signature Requirements

      The annuitant/proposed owner of the new contract (age 15 or older) must sign the Annuity Application (if different individuals, both must sign).

      The owner must sign the Qualified Funds Transfer Form (AGNY 6742-1) or the Non-Qualified Funds Transfer Authorization (AGNY 8190-1) (whichever is applicable).

      If the owner is a trust, then the trustee's signature and title are required on all appropriate forms.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 Subsidiaries of American General Corporation
                    P.O. Box 1401 Houston, Texas 77251-1401

                            [American General Logo]

                                GENERATIONS(TM)
                                 ===========
                               Variable Annuity

                              ABSOLUTE ASSIGNMENT


TO EFFECT A SECTION 1035(a) EXCHANGE AND ROLLOVER OF A LIFE INSURANCE OR AN ANNUITY CONTRACT

 -----------------------------------------------------------------------------
 TO BE COMPLETED ON THE EXISTING CONTRACT:

 Contract No.:________________________    Cash Value:_________________________
 Annuitant/Insured:___________________    Insurer:____________________________
 Owner:_______________________________    Address_____________________________
                                          of Insurer:_________________________
 -----------------------------------------------------------------------------

I hereby assign and transfer to American General Life Insurance Company of New York all rights, title and interest of every nature and transfer to character in and to the contract described above (contract) in an exchange intended to qualify under Section 1035(a) of the Internal Revenue Code. In accordance with
Section 1035 and its regulations, the Owner and Annuitant on the contract described above will be the same as on the contract to be issued.

I understand that if the Company underwrites, approves my application for, and issues to me a new annuity contract which I accept on the life of the same annuitant in the contract, then the Company intends to surrender the contract for its cash value.

I UNDERSTAND THAT AS OF THE DATE OF SURRENDER OF THE CONTRACT BY THE COMPANY, THE CONTRACT WILL NO LONGER PROVIDE ANY COVERAGE.

I UNDERSTAND THAT UPON RECEIPT OF THE SURRENDER VALUE BY THE COMPANY, THE PROCEEDS WILL BE APPLIED AS AN INITIAL OR ADDITIONAL PREMIUM FOR THE NEW ANNUITY CONTRACT. The first premium must be paid no later than when the new contract is delivered. The contract assigned shall not be considered a premium until the cash surrender value is actually received by the Company. A contract will not be in effect until the first premium is paid while all statements and answers in all parts of my application remain correct.

I understand that by executing this assignment, I irrevocably waive all rights, claims and demands under the contract.

I represent and agree that the Company is furnished this form and is participating in this transaction at my specific request and as an accommodation to me. I represent and agree that the Company has made no representations concerning my tax treatment under Internal Revenue Code
Section 1035 or otherwise.

The Company assumes no responsibility or liability for the undersigned's tax treatment under Internal Revenue Code Section 1035 or otherwise.

I represent and warrant that no person, firm or corporation has a legal or equitable interest in the contract, except the undersigned and that no proceedings of either a legal or equitable nature have been instituted or are pending against undersigned.

I UNDERSTAND THAT THE FIRST PREMIUM MUST BE PAID NO LATER THAN THE TIME THE CONTRACT APPLIED FOR IS DELIVERED AND THAT THE CASH VALUE OF THE ASSIGNED CONTRACT SHALL NOT BE CONSIDERED PART OF THE PREMIUM UNTIL THE CASH SURRENDER VALUE IS ACTUALLY RECEIVED BY THE COMPANY. I FURTHER UNDERSTAND THAT AN ANNUITY CONTRACT WILL NOT COME INTO FORCE AS A RESULT OF THIS ASSIGNMENT.

 Signed this______day of___________, 19___ at_________________________________

  ___________________________________    _____________________________________
  WITNESS                                 SIGNATURE  OF  OWNER(ASSIGNEE)
  ___________________________________    _____________________________________
  WITNESS                                 SIGNATURE  OF  CO-OWNER
                                          (IF APPLICABLE)
 -----------------------------------------------------------------------------

 HOME OFFICE or Administrative Center USE ONLY

 Received and duplicate filed at the Administrative Center of the Company at 2727-A Allen Parkway, Houston, Texas 77019.

                       By________________________, ___________________________
                                                             (TITLE)

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                            [American General Logo]

                                GENERATIONS(TM)
                                 ===========
                               Variable Annuity


                         QUALIFIED FUNDS TRANSFER FORM

For use by customers transferring Qualified funds (IRA, 401(k), pension plan, or other qualified deferred compensation) to American General Life Insurance Company of New York when funds to be invested are not in a life insurance contract or policy_THIS FORM IS NOT TO BE USED FOR NON-QUALIFIED 1035 EXCHANGES. Disclosure forms required of the Insurer (i.e., IRA Disclosure, etc.) must be delivered to the customer.

 -----------------------------------------------------------------------------

                         CURRENT TRUSTEE OR CUSTODIAN

     Name:______________________________________________________________

     Address:___________________________________________________________

     Phone Number:______________________________________________________
 -----------------------------------------------------------------------------

                                  PARTICIPANT

     Name:______________________________________________________________

     Account Number:____________________________________________________

     Sum to be transferred: [ ]Full Account Balance  [ ]Other___________

 -----------------------------------------------------------------------------

                    NOTICE TO CURRENT TRUSTEE OR CUSTODIAN

You are directed to convert to cash the assets held for the Participant under the IRC 408(a) (Individual Retirement Annuity or Account) or other qualified account indicated above and transfer the funds to American General Life Insurance Company of New York as described under "Transfer Information."

        Signature--Participant:_______________________________________

 -----------------------------------------------------------------------------

                             TRANSFER INFORMATION


 Make check payable as follows: American General Life Insurance Company of New
                                York

         for the benefit (FBO) of______________________________________
                                      Print Name of Participant

          P.O. Box 1401                OR        2727A Allen Parkway, 3-50
          Houston, TX 77251-1401                 Houston, TX 77019

 -----------------------------------------------------------------------------

                                  ACCEPTANCE


American General Life Insurance Company of New York will accept on behalf of the above named Participant, the transfer of funds from the above account and deposit said funds into an IRC 408(b) Individual Retirement Annuity or other qualified account as directed with American General Life Insurance Company of New York, subject to the terms and conditions of said annuity or account.

    By:_____________________________________________/_________________
       Authorized Representative of American General       Date
       Life Insurance Company of New York

If this is a full account balance transfer, Participants who have reached their required distribution age, 701/2 (or older) must take any required distribution prior to completing this transaction.

AGNY 6742-1

                            [American General Logo]

                                GENERATIONS(TM)
                                  ===========
                               Variable Annuity


                   NON-QUALIFIED FUND TRANSFER AUTHORIZATION

 For use by customers transferring Non-Qualified funds from a Financial Institution or Mutual Fund to American General Life Insurance Company of New York. THIS FORM IS NOT TO BE USED FOR 1035 EXCHANGES.

                THIS FORM IS NOT TO BE USED FOR 1035 EXCHANGES
 -----------------------------------------------------------------------------

                         CURRENT FINANCIAL INSTITUTION
     Name: ______________________________________________________________
     Address: ___________________________________________________________
              ___________________________________________________________
     Phone No.: _________________________________________________________

 -----------------------------------------------------------------------------

                                 ACCOUNT OWNER

     Name: ______________________________________________________________
     Account/Certificate Number(s): 1. __________________________________
                         2.______________________________________________
                         3.______________________________________________

 -----------------------------------------------------------------------------

                    NOTICE TO CURRENT FINANCIAL INSTITUTION

 I hereby request and direct the following action to be taken in order to transfer the proceeds of the account/certificate identified above (Complete number 1, 2, or 3 as appropriate.):

          1.[ ] Certificate of Deposit Withdrawal:
            [ ] Full    [ ] Partial $____________________
                                       Indicate Amount
             (Complete a or b.)
             a.[ ] On the Maturity date of___/___/___ .
             b.[ ] Upon receipt of this request.

          2. Fully liquidate Mutual Fund Account (copy of recent statement attached).

          3.[ ] Other type of Account (e.g. savings, checking)
                [ ]Full  [ ]Partial $____________________
                                       Indicate Amount

      Signature of Account Owner:_________________________________________

 -----------------------------------------------------------------------------

                             TRANSFER INFORMATION

 Make check payable as follows: American General Life Insurance Company of New
                                York

         for the benefit (FBO) of______________________________________
                                      Print Name of Participant

Funds should be sent to:

          P.O. Box 1401                OR        2727A Allen Parkway, 3-50
          Houston, TX 77251-1401                 Houston, TX 77019
 -----------------------------------------------------------------------------

                                  ACCEPTANCE

 American General Life Insurance Company of New York will accept on behalf of the above named Participant, the transfer of funds from the above account(s) and deposit said funds in a flexible premium deferred annuity or other account as directed with American General Life Insurance Company of New York, subject to the terms and conditions of said annuity or account.

    By:_____________________________________________/_________________
       Authorized Representative of American General       Date
       Life Insurance Company of New York

8878-1

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 --------------------------------------------
                 A Subsidiary of American General Corporation
                 --------------------------------------------
                                 Syracuse, NY
                                CHANGE REQUEST

                     COMPLETE AND RETURN THIS REQUEST TO:
                            Annuity Administration
                                 P.O. Box 1401
                           Houston, Texas 77251-1401
                                (800) 281-8289

                                GENERATIONS(TM)
                                  ===========
                               Variable Annuity

 -----------------------------------------------------------------------------

1.  [X]  CERTIFICATE   IDENTIFICATION  (COMPLETE  SECTION  1  AND  6  FOR  ALL
         REQUESTS.) INDICATE CHANGE OR REQUEST DESIRED BELOW.

       CERTIFICATE #:______________________  ANNUITANT:______________________

       CERTIFICATE OWNER:_________________________________________________

       ADDRESS: __________________________________________________________

                __________________________________________________________

       [ ] Check here if change of address

       S.S. NO. OR TAX I.D. NO.:___/___/___  Phone Number:(___)___________
 -----------------------------------------------------------------------------
2. [ ] DOLLAR COST AVERAGING

    Dollar-cost  average  [ ] $______  OR [ ]  %______%  (whole % only)
    Begin Date:__/__/__
    Taken from the [ ] Money Market OR [ ] 1-Year Guarantee Period
    Frequency: [ ]Monthly  [ ]Quarterly  [ ]Semiannually  [ ]Annually
    Duration:  [ ]12 months  [ ]24 months [ ]36 months
               [ ]48 months  [ ]60 months
    to be allocated to the following division(s) as indicated. (Use only dollars OR percentages)

    Asian Equity (140)            ____%    Global Equity (130)          ____%   Morgan Stanley
    Domestic Income (125)         ____%    Government (131)             ____%    Real Estate Securities (138) ____%
    Emerging Growth (126)         ____%    Growth and Income (133)      ____%   Strategic Stock (141)         ____%
    Emerging Markets Equity (127) ____%    High Yield (134)             ____%   Value (139)                   ____%
    Enterprise (128)              ____%    International Magnum (135)   ____%   Other________________         ____%
    Equity Growth (132)           ____%    Mid Cap Value (136)          ____%
    Fixed Income (129)            ____%    Money Market (137)           ____%

 -----------------------------------------------------------------------------
3.  [ ] AUTOMATIC REBALANCING  ($25,000 MINIMUM)
    Use whole percentages. Total must equal 100%

    [ ]ADD [ ]CHANGE automatic rebalancing of variable investments to the percentage allocations indicated below:
    [ ]Quarterly [ ]Semiannually [ ]Annually (Based on certificate anniversary)

    Asian Equity (140)            ____%    Global Equity (130)          ____%   Morgan Stanley
    Domestic Income (125)         ____%    Government (131)             ____%    Real Estate Securities (138) ____%
    Emerging Growth (126)         ____%    Growth and Income (133)      ____%   Strategic Stock (141)         ____%
    Emerging Markets Equity (127) ____%    High Yield (134)             ____%   Value (139)                   ____%
    Enterprise (128)              ____%    International Magnum (135)   ____%   Other________________         ____%
    Equity Growth (132)           ____%    Mid Cap Value (136)          ____%
    Fixed Income (129)            ____%    Money Market (137)           ____%

    [ ]STOP automatic rebalancing
    NOTE: Automatic rebalancing is only available for variable divisions. Automatic Rebalancing will not change allocation of future purchase payments.
 -----------------------------------------------------------------------------
4.  [ ] CHANGE ALLOCATION OF FUTURE PURCHASE PAYMENTS
    Use whole percentages. Total must equal 100%

    Asian Equity (140)            ____%    Global Equity (130)          ____%   Morgan Stanley
    Domestic Income (125)         ____%    Government (131)             ____%    Real Estate Securities (138) ____%
    Emerging Growth (126)         ____%    Growth and Income (133)      ____%   Strategic Stock (141)         ____%
    Emerging Markets Equity (127) ____%    High Yield (134)             ____%   Value (139)                   ____%
    Enterprise (128)              ____%    International Magnum (135)   ____%   1-Year Guarantee Period       ____%
    Equity Growth (132)           ____%    Mid Cap Value (136)          ____%   Other________________         ____%
    Fixed Income (129)            ____%    Money Market (137)           ____%

    NOTE: A change to the allocation of future purchase payments, will not alter Automatic Rebalancing allocations.

 -----------------------------------------------------------------------------

5.  [ ] TRANSFER OF ACCUMULATED VALUES
    (Available by either $ or % allocation)

    Indicate division number along with gross dollar or percentage amount. (Maintain $ or % consistency)

     ________ from Div.________ to Div. ________      ________ from Div.________ to Div.________
     ________ from Div.________ to Div. ________      ________ from Div.________ to Div.________
     ________ from Div.________ to Div. ________      ________ from Div.________ to Div.________
     ________ from Div.________ to Div. ________      ________ from Div.________ to Div.________

NOTE: If a transfer is elected  and  Automatic  Rebalancing  is active on your account, you may want to consider changing the Automatic Rebalancing allocations (Section 3). Otherwise, the Automatic Rebalancing will transfer funds in accordance with instructions on file.
 -----------------------------------------------------------------------------
6.  [ ] AFFIRMATION/SIGNATURE
    (COMPLETE THIS SECTION FOR ALL REQUESTS.)

 CERTIFICATION: Under penalties of perjury, I certify: (1) that the number shown on this form is my correct taxpayer identification number; and (2) that I am not subject to backup withholding under Section 3406(a)(1)(c) of the Internal Revenue Code.

 The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

    _________________                _____________________________________
    DATE                                     SIGNATURE OF OWNER(S)

 -----------------------------------------------------------------------------

AGNY 8878-1

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                                    Page 16

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 --------------------------------------------
                 A Subsidiary of American General Corporation
                 --------------------------------------------
                                 Syracuse, NY

                     COMPLETE AND RETURN THIS REQUEST TO:
                            Annuity Administration
                                 P.O. Box 1401
                           Houston, Texas 77251-1401
                                (800) 281-8289

                                GENERATIONS(TM)
                                 ===========
                               Variable Annuity


                        SYSTEMATIC WITHDRAWALS REQUEST


 -----------------------------------------------------------------------------
1.  [X]  CERTIFICATE IDENTIFICATION

       CERTIFICATE #:______________________  ANNUITANT:______________________

       CERTIFICATE OWNER:_________________________________________________

       ADDRESS: __________________________________________________________

                __________________________________________________________

       [ ] Check here if change of address

       S.S. NO. OR TAX I.D. NO.:___/___/___  Phone Number:(___)___________
 -----------------------------------------------------------------------------
2.  SYSTEMATIC WITHDRAWAL ELECTION (Minimum check amount is $100)
    (USE EITHER DOLLARS OR WHOLE PERCENTAGES.)

    (DOLLARS MUST TOTAL SPECIFIED AMOUNT, OR PERCENTAGES MUST TOTAL 100%.)

    WITHDRAWALS PRIOR TO AGE 59 1/2 MAY BE SUBJECT TO AN IRS PENALTY. Consult your tax advisor for additional information.

    HOW OFTEN SHOULD PAYMENTS BE MADE:
    [ ]MONTHLY [ ]QUARTERLY [ ]SEMIANNUALLY [ ]ANNUALLY

    First check to be processed on  ____/____/____.  Subsequent checks will be
                                      MM   DD   YY
    processed at the next payout dates. on the SAME DAY of the month elected as your start date. (Date must be between the 5th and 24th of the month and at least 30 days after issue date.)

    SPECIFIED DOLLAR AMOUNT $_______________ (Not to be used for partial withdrawal request)

    Unless specified below, withdrawals will be taken from the divisions as they are currently allocated in your contract.

    Asian Equity (140)            ____%    Global Equity (130)          ____%   Morgan Stanley
    Domestic Income (125)         ____%    Government (131)             ____%    Real Estate Securities (138) ____%
    Emerging Growth (126)         ____%    Growth and Income (133)      ____%   Strategic Stock (141)         ____%
    Emerging Markets Equity (127) ____%    High Yield (134)             ____%   Value (139)                   ____%
    Enterprise (128)              ____%    International Magnum (135)   ____%   1-Year Guarantee Period       ____%
    Equity Growth (132)           ____%    Mid Cap Value (136)          ____%   Other________________         ____%
    Fixed Income (129)            ____%    Money Market (137)           ____%

    NOTE: The systematic withdrawal option terminates on the certificate's annuity date. You may cancel the systematic withdrawal process at any time by notifying AGNY in writing.
 -----------------------------------------------------------------------------

3.  MAILING OF YOUR SYSTEMATIC WITHDRAWEL

    [ ] Mail to owner at address in Section 1. [ ] Mail to name/address other than owner (complete information below:
    __________________________________________________________________________
    INDIVIDUAL OR BANK/FIRM NAME
    __________________________________________________________________________
    ADDRESS
    __________________________________________________________________________
    CITY/STATE/ZIP
    __________________________________________________________________________
    IF BANK/FIRM, PROVIDE ACCOUNT NUMBER TO BE REFERENCED FOR DEPOSIT
 -----------------------------------------------------------------------------
3.  MAILING OF YOUR SYSTEMATIC WITHDRAWEL

    [ ] Mail to owner at address in Section 1. [ ] Mail to name/address other than owner (complete information below:
    __________________________________________________________________________
    INDIVIDUAL OR BANK/FIRM NAME
    __________________________________________________________________________
    ADDRESS
    __________________________________________________________________________
    CITY/STATE/ZIP
    __________________________________________________________________________
    IF BANK, PROVIDE ACCOUNT NUMBER TO BE REFERENCED FOR DEPOSIT

 -----------------------------------------------------------------------------
4.  NOTICE OF WITHHOLDING

    The taxable portion of the distribution you receive from your annuity certificate is subject to federal income tax withholding unless you elect not to have withholding apply. Withholding of state income tax may also be required by your state of residence. You may elect not to have withholding apply by checking the appropriate box below. If you elect not to have withholding apply to your distribution or if you do not have enough income tax withheld, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax are not sufficient.

   [ ] I do NOT want income tax withheld from each distribution.

   [ ] I do want _____% or [ ] 10% income tax withheld from each distribution.
 -----------------------------------------------------------------------------
5.  AFFIRMATION/SIGNATURE
    (COMPLETE THIS SECTION FOR ALL REQUESTS)

    CERTIFICATION: Under penalties of perjury, I certify: (1) the number shown on this form is my correct taxpayer identification number; and (2) that I am not subject to backup withholding under Section 3406(a)(1)(c) of the Internal Revenue Code. The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

   Dated __________________ this ______ day of ___________ 19 ___________

                                             ____________________________
                                                   CERTIFICATE OWNER

   _______________________________           ____________________________
              WITNESS                         JOINT OWNER (if applicable)

AGNY 8879-1

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                                    Page 18

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 --------------------------------------------
                 A Subsidiary of American General Corporation
                 --------------------------------------------
                                 Syracuse, NY

                     COMPLETE AND RETURN THIS REQUEST TO:
                            Annuity Administration
                                 P.O. Box 1401
                           Houston, Texas 77251-1401
                                (800) 281-8289


                                GENERATIONS(TM)
                                 ===========
                               Variable Annuity


                     AUTOMATIC ADDITIONAL PURCHASE PAYMENT


 Certificate #:_______________________________________

 Annuitant:___________________________________________________________________

 Certificate Owner(s):________________________________________________________

 (Name and ___________________________________________________________________
 Address:)
           ___________________________________________________________________

 Amount of Investment:______________________________
                      (Minimum $100 per certificate)

 Frequency:  [ ]Monthly  [ ]Quarterly  [ ]Semiannually  [ ]Annually

 Date of 1st withdrawal:_____/______/______

 Name of Bank:_____________________________________________________

 Account Number:___________________________________________________

                             ATTACH A VOIDED CHECK
  ___________________________________________________________________________
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |                                                                           |
 |___________________________________________________________________________|

 PLEASE SIGN AND DATE THE AUTHORIZATION BELOW.

    I, the undersigned bank account owner, hereby authorize and request American General Life Insurance Company of New York ("Company") to initiate electronic or other commercially accepted type debits against the indicated bank account in the depository institution named above ("Depository") for purchase payments due on the contract listed above. I hereby agree to indemnify and hold the Company harmless from any loss, claim, or liability of any kind by reason or dishonor of any debit.

    I agree that this Authorization may be terminated by me or the Company at any time and for any reason by providing written notice of such termination to the non-terminating party and may be terminated by the Company immediately if any debit is not honored by the Depository named above for any reason.

 ______________________________________             __________________________
  Signature of Bank Account Owner(s)                          Date

AGNY 8877-1

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 --------------------------------------------
                 A Subsidiary of American General Corporation
                 --------------------------------------------
                                 Syracuse, NY

                     COMPLETE AND RETURN THIS REQUEST TO:
                            Annuity Administration
                                 P.O. Box 1401
                           Houston, Texas 77251-1401
                                (800) 281-8289

                                GENERATIONS(TM)
                                 ===========
                               Variable Annuity

                             CHANGE OF BENEFICIARY
                         (Before completing this form
             please read instructions below and on reverse side.)
 _____________________________________________________________________________
                     |                              |
 Certificate No.     | Certificate Owner            | Annuitant
 ____________________|______________________________|_________________________

    METHOD OF PAYMENT: The death proceeds shall be payable in equal shares to the designated beneficiaries as may be living, unless otherwise provided below. In the event no beneficiary survives the Annuitant or Certificate Owner, and if this form or the Certificate does not provide otherwise, the proceeds will be paid to the executors or administrators of the deceased's Estate.
 PRIMARY BENEFICIARY:

 Full Name          Relationship to Annuitant      Percentages (if applicable)
 ---------          -------------------------      ---------------------------
 _____________________________________________________________________________
 _____________________________________________________________________________
 _____________________________________________________________________________

 If a living or non-testamentary trust is designated as a primary beneficiary, complete the following:
 ____________________________________________  Dated:_________________________
                Name of Trust

    CONTINGENT  BENEFICIARY  (proceeds  payable under this designation only if
    none  of  the  designated  primary   beneficiaries  survive  the  deceased
    Annuitant or Certificate Owner):

 Full Name          Relationship to Annuitant      Percentages (if applicable)
 ---------          -------------------------      ---------------------------
 _____________________________________________________________________________
 _____________________________________________________________________________
 _____________________________________________________________________________

 If a living or non-testamentary trust is designated as a contingent beneficiary, complete the following:
 ____________________________________________  Dated:_________________________
                Name of Trust
 =============================================================================

    The undersigned certificate owner hereby revokes any previous beneficiary designation and any optional mode of settlement with respect to any death benefit proceeds payable at the death of the Annuitant or Certificate Owner.

    I represent and certify that no insolvency or bankruptcy proceedings are now pending against me.

 Dated at___________________________this________day of_____________, 19_____.

 _______________________________________   ___________________________________
                WITNESS                            CERTIFICATE OWNER

 _______________________________________   ___________________________________
                WITNESS                     Additional Signature if Required
 =============================================================================

    This change of beneficiary and/or method of settlement has been approved by the Company at its Home Office or its Administrative Office, and presentation of the Certificate for endorsement has been waived.

                           AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

 DATE OF APPROVAL:_____________ BY:___________________________________________

AGNY 8876-1

                   INSTRUCTIONS FOR DESIGNATING BENEFICIARY

 1. All signatures must be in INK and should appear exactly as the name is given in the certificate. A separate election for change of beneficiary must be completed for each certificate.

 2. The full name of the new Beneficiary, relationship to the Annuitant, current mailing address and taxpayer identification number (S.S. No.) should be given for all Beneficiaries. If Beneficiary is to receive payment under life income option, give date of birth.

 3. If a Beneficiary is a married woman, her full given name should be used. For example, Mary E. Jones, not Mrs. J.F. Jones. If a Trustee is designated, notification as to the type of trust created should be furnished the Company.

 4. If two Beneficiaries are to share jointly, the last name entered should be followed by the words "equally, or to the survivor;" if three or more Beneficiaries are to share jointly, the last name entered should be followed by the words "equally, or to the survivors or survivor." If the interest of one Beneficiary is to be contingent to the interest of another, after the name of the first Beneficiary the following words should be placed: "if living; otherwise to." For your assistance, examples of the wording to be used in some of the more common designations are set out below. In difficult cases where there is doubt as to the proper wording, the Company will prepare a special form for your signature on request.

    1. One Beneficiary                   Jane Doe, wife of the Annuitant.

    2. Two Primary  Beneficiaries        Jane Doe, wife of the  Annuitant,
                                         and John Doe, son, equally, or to the
                                         survivor.

    3. One  Primary and Two Contingent   Jane Doe,  wife of the Annuitant,
       Beneficiaries                     if living;  otherwise to John Doe and
                                         Mary Doe, children of the Annuitant,
                                         equally, or to the survivor.

   4.  One  Primary  and One Contingent  Jane  Doe,  wife of the Annuitant, if
       Beneficiary                       living; otherwise to John Doe, son.

   5.  Two Primary  and One  Contingent  John Doe and Mary Doe, parents of the
       Beneficiaries                     Annuitant, equally, or to the
                                         survivor; otherwise, to Jane Doe,
                                         sister of the Annuitant.

   6.  Wife,  Primary;  Named and        Jane Doe,  wife of the Annuitant,
       Un-named  Children,               if  living; otherwise to Henry  Doe,
       Contingent Beneficiaries          Barbara Doe, and Paul Doe,  children
                                         of the  Annuitant,  and any other
                                         then living  children  born of the
                                         marriage of the  Annuitant and said
                                         wife, equally, or to the survivors.

   7.  Wife,  Primary;  Children         Mary  Doe,  wife  of the Annuitant,
       and Step-Children                 if living;  otherwise,  Henry Doe,
       Contingents                       son of the Annuitant,  Mary  Doe,
                                         step-daughter  of the  Annuitant,
                                         and any then living  children  born
                                         of the marriage of the  Annuitant and
                                         said wife, equally, or to the
                                         survivor.

   8.  Wife, Primary; Unnamed Children   Jane Doe,  wife of the Annuitant,  if
       with Second Contingents           living;  otherwise any then living
                                         children born of the marriage of the
                                         Annuitant and said wife, equally, or
                                         to the survivor;  otherwise  to Harry
                                         Doe  and  Mabel  Doe, parents of the
                                         Annuitant, equally, or to the
                                         survivor.

   9.  Business Designations             A. The Beacon Oil Company,
                                            Incorporated, a Texas Corporation
                                            Houston, Texas, employer (or
                                            creditor), or its successors or
                                            assigns.

                                         B. John Doe, Business Partner.

                                         C. Harry Doe, Employer (or employee).

   10. Trustee - Written Trust           The American General Bank, Houston,
                                         Texas, as Trustee, or its successors
                                         in Trust, under Trust Instrument dated
                                         May 31, 1995.

       Trustee-Testamentary Trust        Trustee as provided in the Last
                                         Will and Testament of the Annuitant,
                                         or successors thereunder.

   11. Estate                            The Executors, Administrators, or
                                         Assigns of the Annuitant.

AGNY 8876-1

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                 --------------------------------------------
                 A Subsidiary of American General Corporation
                 --------------------------------------------
                              Syracuse, New York

                                GENERATIONS(TM)
                                  ===========
                               Variable Annuity

 To Obtain a Statement of Additional Information, please complete the form below and mail to:

     American General Life Insurance Company of New York
     Attn: Annuity Correspondence Unit
     P.O. Box 1401
     Houston, TX 77251-1401

 Please send a Statement of Additional Information for the GENERATIONS Variable Annuity to me at the following address:

 ___________________________
 Name
 ___________________________
 Address
 ___________________________
 City/State       Zip Code

AGNY 8953

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK
                              SEPARATE ACCOUNT E

                                GENERATIONS(TM)

         COMBINATION FIXED AND VARIABLE DEFERRED ANNUITY CERTIFICATES

                                  OFFERED BY

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

                                  HOME OFFICE

        300 SOUTH STATE STREET, P.O. BOX 1456, SYRACUSE, NY 13201-1456
                        1-800-281-8289; (315) 471-1121

                      STATEMENT OF ADDITIONAL INFORMATION


                            Dated February __, 1998

This Statement of Additional Information ("Statement") is not a prospectus. It should be read with the Prospectus for American General Life Insurance Company of New York Separate Account E ("Separate Account E"), dated February __, 1998, concerning flexible payment deferred individual annuity Generations(TM) Certificates investing in certain Series of the Van Kampen American Capital Life Investment Trust and the Morgan Stanley Universal Funds, Inc. You can obtain a copy of the Prospectus for the Certificates, and any supplements thereto, by contacting American General Life Insurance Company of New York ("AGNY") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through AGNY's Fixed Account or on a variable basis through AGNY's Separate Account E. Terms used in this Statement have the same meanings as are defined in the Prospectus under the heading "Glossary."


                               TABLE OF CONTENTS

General Information ........................................................ 2
Regulation and Reserves .................................................... 2
Independent Auditors ....................................................... 2
Services ................................................................... 3
Principal Underwriter ...................................................... 3
Annuity Payments ........................................................... 3
 A.  Gender of Annuitant ................................................... 3
 B.  Misstatement of Age or Sex and Other Errors ........................... 3
Change of Investment Adviser or Investment Policy .......................... 4
Performance Data for the Divisions ......................................... 4
Effect of Tax-Deferred Accumulation ........................................ 8
Financial Statements ....................................................... 8
Index to Financial Statements .............................................. 9

                              GENERAL INFORMATION


AGNY is a stock life insurance company established under the laws of the state of New York. The Company is a wholly-owned subsidiary of American General Life Insurance Company ("AGL"), which in turn is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri") engaged primarily in the life insurance business and annuity business. AG Missouri, in turn, is a wholly-owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.



                            REGULATION AND RESERVES

AGNY is subject to regulation and supervision by the insurance departments of the states in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards, and accounting and financial reporting procedures. AGNY's operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for insurance contract losses, if covered, incurred by insolvent companies. The amount of any future assessments of AGNY under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred, if it would threaten an insurer's own financial strength.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles, and removal of impediments on the entry of banking institutions into the business of insurance. Also, both the executive and legislative branches of the federal government have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this will occur or, if so, what the effect on AGNY would be.

Pursuant to state insurance laws and regulations, AGNY is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AGNY were to incur claims or expenses at rates significantly higher than expected, for example, due to acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.


                             INDEPENDENT AUDITORS


The 1996 financial statements of AGNY included in this Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein. Such financial statements have been included in this Statement in reliance upon such report of Ernst &

Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, TX 77010-2007. There are no current financial statements for Separate Account E in that Separate Account E has been inactive since
1992, and from that time until February __, 1998, Separate Account E has neither supported any contracts or certificates, nor held any assets of any kind.



                                   SERVICES

An Administrative Service Agreement ("Agreement") exists between AGNY and AGL, its parent company under which AGL performs certain administrative functions for AGNY and Separate Account E. The Services are performed by AGL at cost. The Agreement has been approved by the New York Insurance Department.


                             PRINCIPAL UNDERWRITER


American General Securities Incorporated ("AGSI") is the principal underwriter with respect to the Contracts. AGSI also serves as principal underwriter to AGL's Separate Account A, Separate Account D, and Separate Account VL-R, which are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly-owned subsidiary of AGL and a member of the National Association of Securities Dealers, Inc.


As principal underwriter with respect to Separate Account E, AGSI expects to receive from AGNY less than $1,000 of compensation for each of the next three fiscal years.

The securities offered pursuant to the Certificates are offered on a continuous basis.


                               ANNUITY PAYMENTS

                            A. GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female under an otherwise identical Certificate. This is because, statistically, females tend to have longer life expectancies than males.

However, there will be no differences between males and females in any jurisdiction, including Montana, where such differences are not permitted. We will also make available Certificates with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Certificates that make distinctions based on gender are prohibited by law.

                B. MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the age or sex of an Annuitant has been misstated to us, any amount payable will be that which the purchase payments paid would have purchased at the correct age and sex. If we made any overpayments because of incorrect information about age or sex or any error or miscalculation we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. The amount of any adjustment will be credited or charged with interest at the assumed interest rate used in the Certificate's annuity tables.

               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise required by law or regulation, neither the investment adviser to any Series nor any investment policy may be changed without the consent of AGNY. If required, approval of or change of any investment objective will be filed with the insurance department of each state where a Certificate has been delivered. The Owner (or, after annuity payments start, the payee) will be notified of any material investment policy change that has been approved. You will be notified of any investment policy change prior to its implementation by Separate Account E, if your comment or vote is required for such change.


                      PERFORMANCE DATA FOR THE DIVISIONS

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Each Division may advertise its average annual total return. Each Division's average annual total return quotation is computed in accordance with a standard method prescribed by the SEC. The average annual total return for a Division for a specific period is found by first taking a hypothetical $1,000 investment in the Division's Accumulation Units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Surrender Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Certificate to all Owner accounts. Such other charges and fees include the Mortality and Expense Risk Charge, the Administrative Expense Charge, and the Annual Certificate Fee. Any premium taxes are not reflected. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage.

TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE OR ANNUAL CONTRACT FEE)

Each Division may also advertise its non-standardized total return, which is calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the redeemable value does not reflect the deduction of any applicable Surrender Charge that may be imposed at the end of the period, since it is assumed that the Certificate will continue through the end of each period, or the deduction of the Annual Certificate Fee. If reflected, these charges would reduce the performance results presented.

CUMULATIVE TOTAL RETURN CALCULATIONS

No standardized formula has been prescribed by the SEC for calculating cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each Division's Accumulation Units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "Growth of a $1,000 Investment" figures set forth below) do not include the effect of any premium taxes or any applicable Surrender Charge or the Annual Certificate Fee. Cumulative total return quotations reflect changes in Accumulation Unit value and are calculated by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing that as a percentage:

                                C = (ERV/P) - 1
Where:

      C =   cumulative total return
      P =   a hypothetical initial investment of $1,000
      ERV = ending redeemable value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

HYPOTHETICAL PERFORMANCE


The tables below provide hypothetical performance information for certain of the available Divisions of Separate Account E based on the actual historical performance of the corresponding Series in which each of these Divisions invests. This information reflects all actual charges and deductions of these Series and all Separate Account charges and deductions, except for any premium taxes, with respect to the Certificates, that hypothetically would have been made had the Separate Account, with respect to the Certificates, been invested in these Series for all the periods indicated.


             Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1996)

                                                               SINCE
                                                               SERIES
INVESTMENT DIVISION            ONE YEAR        FIVE YEARS      INCEPTION*

Domestic Income                 (0.90)%           8.02%           6.39%
Emerging Growth                   8.93%             N/A          18.03%
Enterprise                       16.95%          12.00%           9.56%
Government                      (5.39)%           3.24%           5.33%
Money Market                    (2.61)%           1.84%           4.12%
Real Estate Securities           32.46%             N/A          27.22%


                     Hypothetical Historical Total Returns
                          (Through December 31, 1996)

                                                               SINCE
                                                               SERIES
INVESTMENT DIVISION            ONE YEAR        FIVE YEARS      INCEPTION*

Domestic Income                  5.18%            8.61%           6.45%
Emerging Growth                 15.02%              N/A          21.44%
Enterprise                      23.05%           12.52%           9.60%
Government                       0.69%            3.94%           5.39%
Money Market                     3.47%            2.58%           4.19%
Real Estate Securities          38.57%              N/A          30.57%

               Hypothetical Historical Cumulative Total Returns
                          (Through December 31, 1996)

                                                               SINCE
                                                               SERIES
INVESTMENT DIVISION            ONE YEAR        FIVE YEARS      INCEPTION*

Domestic Income                  5.18%           51.12%           77.26%
Emerging Growth                 15.02%              N/A           33.76%
Enterprise                      23.05%           80.34%          167.60%
Government                       0.69%           21.33%           75.68%
Money Market                     3.47%           13.56%           55.35%
Real Estate Securities          38.57%              N/A           49.10%


    Hypothetical Historical Growth of a $1,000 Investment in the Divisions
                          (Through December 31, 1996)

                                                               SINCE
                                                               SERIES
INVESTMENT DIVISION            ONE YEAR        FIVE YEARS      INCEPTION*

Domestic Income                $1,051.83       $1,511.17       $1,772.61
Emerging Growth                $1,150.17             N/A       $1,337.59
Enterprise                     $1,230.46       $1,803.37       $2,676.01
Government                     $1,006.89       $1,213.31       $1,756.76
Money Market                   $1,034.68       $1,135.62       $1,553.53
Real Estate Securities         $1,385.65             N/A       $1,490.98

* The inception dates for each Series funding the Divisions are: April 7, 1986 for the Money Market, Enterprise, and Government Divisions; November 4, 1987 for the Domestic Income Division; July 3, 1995 for the Emerging Growth Division and the Real Estate Securities Division.

YIELD CALCULATIONS

The yields for the Domestic Income Division and the Government Division are each computed in accordance with a standard method prescribed by the SEC. The hypothetical yields for the Domestic Income Division and the Government Division, based upon the one month period ended December 31, 1996, were 7.29% and 5.23%, respectively. The yield quotation is computed by dividing the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                                     a - b     6
                         YIELD = 2[(------- +1) - 1]
                                      cd

a = net dividends and interest earned during the period by the Portfolio attributable to the Division

b =   expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d =   the Accumulation Unit value per unit on the last day of the period

The yield of each Division reflects the deduction of all recurring fees and charges applicable to each Division such as the Mortality and Expense Risk Charge and the Administrative Expense Charge but does not reflect the deduction of Surrender Charges or premium taxes.

MONEY MARKET DIVISION YIELD AND EFFECTIVE YIELD CALCULATIONS

The Money Market Division's yield is computed in accordance with a standard method prescribed by the SEC. Under that method, the current yield quotation is based on a seven day period and is computed as follows: the net change in the Accumulation Unit value during the period is divided by the Accumulation Unit value at the beginning of the period to obtain the base period return; the base period return is then multiplied by the fraction 365/7 to obtain the current yield figure, which is carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio are not included in the calculation. The Money Market Division's hypothetical historical yield for the seven day period ended December 31, 1996, was 3.42%.

The Money Market Division's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)365/7-1. The Money Market Division's hypothetical historical effective yield for the seven day period ended December 31, 1996, was 3.48%.

Yield and effective yield do not reflect the deduction of Surrender Charges or premium taxes that may be imposed upon the redemption of Accumulation Units.

PERFORMANCE COMPARISONS

The performance of each or all of the available Divisions of Separate Account E may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of Separate Account E. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life issuers as well as variable annuity issuers.
VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS(R) prepares risk adjusted rankings, which consider the effects of market risk on total return performance.

In addition, each Division's performance may be compared in advertisements and sales literature to the following benchmarks: (1) the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading
domestic   companies  that   represents   approximately   80%  of  the  market
capitalization  of  the  United  States  equity  market;  (2)  the  Dow  Jones
Industrial Average, an unmanaged unweighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the United States stock market; (3) the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major expenditure groups and generally is considered to be a measure of inflation;
(4) the Lehman Brothers Government and Domestic Strategic Income Index, the Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and (5) the Morgan Stanley Capital International Europe Australia Far East Index, an unmanaged index that is considered to be generally representative of major non-United States stock markets.

                      EFFECT OF TAX-DEFERRED ACCUMULATION

The  Certificates  qualify  for  tax-deferred  treatment  on  earnings.   This
tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the accumulation potential effectively grows over the term of the Certificates.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under (1) a Certificate, under which earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings") and (2) an investment under which earnings are taxed on a current basis ("Taxable Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.

                                         5 YEARS               10 YEARS              20 YEARS
                                         -------               --------              --------
                                                          (7.50% earnings rate)
Certificate                              $143,563              $206,103              $424,785
Certificate (after Taxes)                $131,365              $176,394              $333,845
Taxable Investment                       $130,078              $169,202              $286,294

                                                          (10.00% earnings rate)
Certificate                              $161,051              $259,374              $672,750
Certificate (after Taxes)                $143,957              $214,749              $512,380
Taxable Investment                       $141,571              $200,423              $401,694


The hypothetical tables do not reflect any fees or charges imposed under a Certificate or Taxable Investment. However, the Certificates impose a Mortality and Expense Risk Charge of 1.25%, a Surrender Charge (applicable to withdrawal of earnings for the first seven Certificate years) up to a maximum of 6%, an Administrative Expense Charge of 0.15%, and an Annual Certificate Fee of $30. A Taxable Investment could incur comparable fees or charges. Fees and charges would reduce the return from a Certificate or Taxable Investment.

Under the Certificates, a withdrawal of earnings is subject to tax, and may be subject to an additional 10% penalty before age 59 1/2.

These   tables  are  only   illustrations   of  the  effect  of   tax-deferred
accumulations and are not a guarantee of future performance.

                             FINANCIAL STATEMENTS


There are no current financial statements for Separate Account E due to the fact that, since 1992 until the commencement of the offering of the Certificates described in this Statement, Separate Account E was inactive, funding no contracts or certificates and holding no assets.


The financial statements of AGNY that are included in this Statement should be considered primarily as bearing on the ability of AGNY to meet its obligations under the Certificates.

                                   INDEX TO

                             FINANCIAL STATEMENTS

                                                                      PAGE NO.

AGNY Financial Statements

      Report of Ernst & Young LLP, Independent Auditors ................... 12

      Balance Sheets ...................................................... 13

      Statements of Operations ............................................ 15

      Statements of Changes in Capital and Surplus ........................ 16

      Statements of Cash Flows ............................................ 17

      Notes to Financial Statements ....................................... 18


      Financial Statements - Statutory Basis (Unaudited)
      Nine Months Ended September 30, 1997 and 1996 ....................... 34

                    Financial Statements - Statutory Basis

              American General Life Insurance Company of New York

                    Years ended December 31, 1996 and 1995

              American General Life Insurance Company of New York
                    Financial Statements - Statutory Basis
                    Years ended December 31, 1996 and 1995


                                   Contents


Report of Independent Auditors..............................................12

Audited Financial Statements

Balance Sheets - Statutory Basis............................................13
Statements of Operations - Statutory Basis..................................15
Statements of Changes in Capital and Surplus - Statutory Basis..............16
Statements of Cash Flows - Statutory Basis..................................17
Notes to Financial Statements...............................................18

                        Report of Independent Auditors

Board of Directors
American General Life Insurance Company of New York

We have audited the accompanying statutory-basis balance sheets of American General Life Insurance Company of New York (the "Company") as of December 31, 1996 and 1995, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles are described in Note A. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.

In our opinion, because of the materiality of the effects of the variances between generally accepted accounting principles and the accounting practices referred to in the preceding paragraph, the financial statements referred to above are not intended to and do not present fairly, in conformity with generally accepted accounting principles, the financial position of American General Life Insurance Company of New York at December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Life Insurance Company of New York at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

March 20, 1997                                           /S/ ERNST & YOUNG LLP

              American General Life Insurance Company of New York

                       Balance Sheets - Statutory Basis

                                                                     December 31
                                                                1996             1995
                                                            --------------  --------------
ADMITTED ASSETS
Cash and investments:
   Fixed maturities:
      Bonds, at amortized cost (NAIC market value:
         $712,758,917 in 1996 and $695,937,868 in 1995):
         United States and Canadian governments             $  18,029,835   $  27,112,663
         State, municipal, and political subdivisions       $   4,435,634   $   3,920,375
         Special revenue                                    $ 179,553,184   $ 180,381,101
         Public Utility                                     $  89,654,128   $ 104,043,046
         Industrial and miscellaneous                       $ 407,625,728   $ 357,281,208
                                                            --------------  --------------
   Total fixed maturities                                   $ 699,298,509   $ 672,738,393

   Equity securities:
      Preferred, at cost (NAIC market value: $2,382,463
      in 1996 and $2,859,038 in 1995)                       $   1,987,826   $   2,441,426
      Common, at market (cost: $5,000 in 1996 and 1995)     $     183,133   $     162,805
                                                            --------------  --------------
   Total equity securities                                  $   2,170,959   $   2,604,231

   Cash on hand and on deposit                              $   2,301,293   $   3,653,173
   Short-term investments                                   $   1,499,417   $   8,988,216
   Mortgage loans on real estate                            $  10,066,501   $   7,051,817
   Policy loans                                             $  93,297,703   $  87,953,087
   Surplus notes, at cost (NAIC market value:
       $17,922980 in 1995)                                              -   $  16,328,663
   Investment in joint ventures                             $   5,200,000   $   4,630,000
   Other invested assets                                    $     178,134               -
                                                            --------------  --------------
Total cash and investments                                  $ 814,012,516   $ 803,947,580

Other assets:
   Accrued investment income                                $  11,580,951   $  10,960,416
   Premiums due, deferred and uncollected, less loading
       ($1,931,125 in 1996 and $1,668,465 in 1995)          $   8,980,478   $  12,924,900
   Reinsurance receivables and other                        $   8,981,891   $   7,686,146
                                                            --------------  --------------
                                                            $  29,543,320   $  31,571,462
                                                            --------------  --------------
Total admitted assets                                       $ 843,555,836   $ 835,519,042
                                                            ==============  ==============

                                                                     December 31
                                                                1996             1995
                                                            --------------  --------------
LIABILITIES AND CAPITAL AND SURPLUS
 Liabilities:
   Reserve for future policy benefits                       $ 706,254,905   $ 696,682,499
   Premium and other deposit liabilities                    $  42,426,975   $  42,527,905
   Policy and contract claims payable                       $   8,550,225   $  12,173,758
   Dividends payable to policyholders                       $   2,735,248   $   2,941,282
   General expenses and other liabilities                   $  17,838,280   $  14,222,675
   Federal income taxes                                     $   1,092,466   $   1,277,013
   Cash overdraft                                           $     431,938   $   2,017,524
   Asset valuation reserve                                  $   8,680,653   $   7,860,222
   Interest maintenance reserve                             $     419,836   $   1,105,704
                                                            --------------  --------------
Total liabilities                                           $ 788,430,526   $ 780,808,582

Capital and surplus:
   Common stock - par value $200 per share; 15,000
      shares authorized, issued, and outstanding            $   3,000,000   $   3,000,000
   Additional paid-in surplus                               $  44,210,030   $  44,210,030
   Group contingency life reserve                           $      28,332   $      50,764
   Unassigned surplus                                       $   7,886,948   $   7,449,666
Total capital and surplus                                   $  55,125,310   $  54,710,460


                                                            --------------  --------------
Total liabilities and capital and surplus                   $ 843,555,836   $ 835,519,042
                                                            ==============  ==============

See accompanying notes.

              American General Life Insurance Company of New York
                  Statements of Operations - Statutory Basis


                                                               Year ended December 31
                                                                1996             1995
                                                            --------------  --------------
Revenues:
   Premiums and annuity consideratios                       $  95,937,377   $ 105,629,903
   Considerations for supplementary contracts               $   5,240,549   $   3,183,826
   Net investment income                                    $  62,028,779   $  63,216,012
   Amortization of interest maintenance reserve             $      89,692   $      64,967
   Allowances and reserve adjustments on reinsurance
      ceded, net                                            $   5,505,788   $   4,414,596
   Reinsurance experience refunds                           $     118,674   $     154,571
   Other income                                             $     327,768   $     157,941
                                                            --------------  --------------
Total revenues                                              $ 169,248,627   $ 176,821,816

Benefits and expenses:
   Benefits paid or provided                                $  99,920,088   $  88,346,434
   Increase in policy reserves and other deposit funds      $   7,853,296   $  33,794,038
   Commissions                                              $  11,652,164   $  12,736,614
   General insurance expenses and taxes other than
      federal income taxes                                  $  26,178,858   $  31,747,104
                                                            --------------  --------------
Total benefits and expenses                                 $ 145,604,406   $ 166,624,190

Net gain from operations before dividends to
   policyholders and federal income taxes                   $  23,644,221   $  10,197,626
Dividends to policyholders                                  $   2,578,903   $   2,988,344
                                                            --------------  --------------
Net gain from operations before federal income taxes        $  21,065,318   $   7,209,282
Federal income taxes                                        $   7,128,647   $   7,243,990
                                                            --------------  --------------
Net gain (loss) from operations after dividends to
   policyholders and federal income taxes                   $  13,936,671   $     (34,708)

Netrealized  capital  losses,  net of tax expense of
  $1,000 in 1996 and $138,816 in 1995, and excluding
  ($596,176)   in   1996   and   $68,453)   in  1995
  transferred to the interest maintenance reserve           $    (136,954)  $    (122,826)
                                                            --------------  --------------
Net income (loss)                                           $  13,799,717   $    (157,534)
                                                            ==============  ==============


See accompanying notes.

              American General Life Insurance Company of New York
        Statements of Changes in Capital and Surplus - Statutory Basis


                                                               Year ended December 31
                                                                1996             1995
                                                            --------------  --------------
Capital and surplus:
Balance at beginning of year                                $  54,710,460   $  66,478,790
Net income (loss)                                           $  13,799,717   $    (157,534)
Cash dividend to parent                                     $ (13,163,850)  $ (10,000,000)
Increase in asset valuation reserve                         $    (820,431)  $  (1,031,701)
Decrease (increase) in nonadmitted assets                   $     647,311   $    (123,899)
Change in net unrealized capital gains                      $     154,562   $     151,404
(Increase) decrease in liability for reinsurance in
   unauthorized companies                                   $     (71,451)  $      51,698
Increase in reserves due to change in valuation basis
                                                            $    (131,008)  $    (127,267)
Accounting for post retirement benefits                                     $     470,000
Prior year federal income tax adjustments                                   $  (1,001,031)
                                                            --------------  --------------
Balance at end of year                                      $  55,125,310   $  54,710,040
                                                            ==============  ==============

See accompanying notes.

              American General Life Insurance Company of New York
                  Statements of Cash Flows - Statutory Basis

                                                               Year ended December 31
                                                                1996             1995
                                                            --------------  --------------
OPERATING ACTIVITIES
Premiums and annuity considerations received                $ 100,186,136   $ 107,247,256
Considerations for supplementary contracts received         $   5,255,331   $   3,180,374
Allowances and reserve adjustments received on
   reinsurance ceded, net                                   $   6,257,392   $   3,858,673
Net investment income received                              $  60,107,429   $  61,916,598
Other income received                                       $     271,214   $     552,574
Benefits paid                                               $(103,847,572)  $ (90,243,888)
Commissions, general insurance expenses and taxes paid,
   other than federal income taxes                          $ (38,729,115)  $ (44,154,208)
Federal income taxes paid, exluding tax on capital gains    $  (7,313,194)  $  (4,752,870)
Dividends paid to policyholders                             $  (2,784,937)  $  (3,230,845)
                                                            --------------  --------------
Net cash provided by operations                             $  19,402,684   $  34,373,664

INVESTING ACTIVITIES
Proceeds from investments sold, matured, or repaid, net
   of federal income taxes paid on capital gains            $ 169,243,093   $  96,399,981
Cost of investments acquired                                $(181,950,836)  $(114,576,029)
Net increase in policy loans                                $  (5,344,616)  $  (4,963,848)
                                                            --------------  --------------
Net cash used in investing activities                       $ (18,052,359)  $ (23,139,896)

FINANCING ACTIVITIES
Dividend to parent                                          $ (13,163,850)  $ (10,000,000)
Proceeds from short-term notes                              $  65,484,000   $  78,902,000
Repayment of short-term notes                               $ (65,484,000)  $ (78,902,000)
Other                                                       $   2,972,846   $   2,670,923
                                                            --------------  --------------
Net cash used in financing activities                       $ (10,191,004)  $  (7,329,077)
                                                            --------------  --------------
Net (decrease) increase in cash and short-term
   investments                                              $  (8,840,679)  $   3,904,691
Cash and short-term investments at beginning of year        $  12,641,389   $   8,736,698
                                                            --------------  --------------
                                                            $   3,800,710   $  12,641,389
                                                            ==============  ==============


See accompanying notes.

              American General Life Insurance Company of New York

                         Notes to Financial Statements

                               December 31, 1996


A.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

American General Life Insurance Company of New York (the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL"), which is domiciled in the state of Texas. All of the issued and outstanding stock of AGL is owned by AGC Life Insurance Company, which is domiciled in the state of Missouri. American General Corporation ("AGC"), a General Business Holding Company domiciled in the state of Texas, owns all the issued and outstanding stock of AGC Life Insurance Company. The Company has one wholly owned subsidiary, Winchester Agency, Ltd., a life insurance agency.

Effective December 31, 1995, the Company's parent, AGL, acquired Franklin United Life Insurance Company ("FULIC"), a subsidiary of The Franklin Life Insurance Company ("Franklin"), which is a subsidiary of AGC. Concurrent with this acquisition, FULIC was merged with and into the Company in compliance with the laws of the State of New York and the requirements of the State of New York Insurance Department. The statutory-basis statements for 1996 and 1995 have been prepared on a combined basis to reflect the merger of the Company and FULIC as if it were effective January 1, 1995 as permitted by the State of New York Insurance Department. Prescribed statutory practices do not address the accounting for this transaction.

The Company is licensed in fifty states and the District of Columbia, with a majority of its business written in the State of New York. The Company's portfolio includes universal life, interest-sensitive whole life, traditional life, and annuity plans marketed to upper-income consumers and sponsored markets (payroll deduction, credit unions, and government allotment). During 1996 and 1995, business generated through one general agency accounted for approximately 62% and 52%, respectively, of first-year life insurance premiums and 42% and 40%, respectively, of renewal life insurance premiums.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

BASIS OF PRESENTATION

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Insurance Department of the State of New York. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC is currently in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

The prescribed practices used as a basis to prepare the accompanying financial statements of the Company differ in certain respects from generally accepted accounting principles ("GAAP"). The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material. The more significant differences from GAAP are as follows:

         INSURANCE POLICY ACQUISITION COSTS

         The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

         INVESTMENTS

         Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their NAIC rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale.

         Nonredeemable preferred stocks are reported at cost or amortized cost, if in good standing. If not in good standing, nonredeemable preferred stocks are valued at market or other values furnished by the NAIC. Common stocks are reported at market value. Market values are based on the values prescribed by the securities valuation office of the NAIC. The related unrealized capital gain (loss) is reported in unassigned surplus without any adjustments for federal income taxes. For GAAP, nonredeemable preferred stock and common stock would be designated as trading or available-for-sale and would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale.

         NONADMITTED ASSETS

         Certain assets designated as "nonadmitted" assets, principally receivables and furniture and equipment, are excluded from the balance sheet and changes therein are charged directly to unassigned surplus.

         ASSET VALUATION RESERVE AND INTEREST MAINTENANCE RESERVE

         As prescribed by the NAIC, the Company reports an Asset Valuation Reserve ("AVR"). The AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. Under GAAP, valuation allowances would be provided when there has been a decline in value deemed other than temporary; the provision for such declines would be charged to earnings.

         As also prescribed by the NAIC, the Company reports an Interest Maintenance Reserve ("IMR") that represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Under GAAP, realized gains and losses would be reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold.

      SUBSIDIARIES

      The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company, as would be required under GAAP.

      POLICY RESERVES

      Policy reserves are provided based on assumptions and methods prescribed by insurance regulatory authorities rather than on expected mortality, morbidity, interest, and withdrawal assumptions deemed appropriate by the Company as would be required under GAAP.

      FEDERAL INCOME TAXES

      Federal income taxes are provided based on estimated liabilities for taxes incurred. Under GAAP, deferred income taxes would also be provided for differences between financial reporting and taxable income.

      RECOGNITION OF PREMIUM REVENUES

      Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the terms of the policies. Under GAAP, most receipts of premiums for interest-sensitive life insurance policies and annuities are classified as deposits instead of revenue. GAAP-basis revenues for these contracts consist of mortality, expense, and surrender charges assessed against the account balance.

      REINSURANCE

      A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

      Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets as would be required under GAAP.

      Commissions allowed by reinsurers on business ceded are reported as income when received, rather than being deferred and amortized with deferred policy acquisition costs as would be required under GAAP.

      Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting, whereas such contracts would be accounted for using deposit accounting under GAAP.

      GUARANTY FUND ASSESSMENTS

      Guaranty fund assessments are accrued when the Company receives notice that an amount is payable to a guaranty fund. Under GAAP, future assessments which are probable and estimatable are also accrued.

      POLICYHOLDER DIVIDENDS

      Policyholder dividends are recognized when declared rather than over the terms of the related policies as would be required under GAAP.

Other significant accounting policies are as follows:

INVESTMENTS

Short-term investments include investments with maturities of less than one year at the date of acquisition.

Bonds, preferred stocks, common stocks and short-term investments are stated at values prescribed by the NAIC. Bonds not backed by other loans are stated at amortized cost using the scientific method. Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Changes in estimated cash flows from original assumptions are accounted for using the retrospective method.

Redeemable preferred stocks are reported at cost or amortized cost and nonredeemable preferred stocks are reported at cost or amortized cost, if in good standing, and at market or other NAIC prescribed values if not in good standing. Common stocks are reported at market value as prescribed by the NAIC.

Policy loans are reported at unpaid principal balances. Mortgage loans are reported at unpaid principal balances less an allowance for impairment.

Security transactions are accounted for on the date the order to buy or sell is executed.

Interest earned on fixed maturity securities, mortgage loans, and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Dividends are recorded as income on the ex-dividend dates.

Realized capital gains and losses are recognized using the specific identification method. Net realized capital gains and losses in excess of amounts transferred to the IMR are credited or charged directly to net income, while net unrealized capital gains and losses are recorded as adjustments of unassigned surplus.

POLICY RESERVES

The Company computes ordinary business policy reserves using the Modified Preliminary Term, Net Level Premium, Commissioners' Reserve Valuation, and New Jersey Standard Valuation methods. Generally, the 1941, 1958, and 1980 Commissioners' Standard Ordinary Mortality Tables with interest rates ranging from 2% to 6% are utilized. Annuities are valued primarily using the 1983a, 1971 Individual, 1971 Group, and 1951 Group Annuity Mortality Tables with interest assumptions ranging from 2.5% to 11.0%. Additional minimum reserves are calculated on policies with a guaranteed gross premium less than the net premium based on minimum reserve requirements of the laws of the State of New York. Additional premiums are charged for substandard lives. Mean substandard reserves are determined by computing the regular mean reserve for the plan and holding in addition a factor times the extra premium charge for the year. The factor varies by duration and type of plan and is based on appropriate multiples of standard rates of mortality. Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves which include fund accumulations, for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

POLICY AND CONTRACT CLAIMS

Policy and contract claims represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

RECLASSIFICATIONS

Certain  1995  amounts  have  been   reclassified   to  conform  to  the  1996
presentation.

B.  INVESTMENTS

FIXED MATURITY SECURITIES

The statement value and NAIC market value of fixed maturities by type at December 31, 1996 and 1995 were as follows (in 000s):

                                                      GROSS       GROSS     NAIC
                                       STATEMENT   UNREALIZED  UNREALIZED  MARKET
DECEMBER 31, 1996                        VALUE        GAIN        LOSS      VALUE
                                       ---------------------------------------------
Bonds:
  United States and governments
    of other countries                 $  18,030   $   1,332   $      65   $  19,297
  State, municipal, and political
    subdivisions                       $   4,436   $     518               $   4,954
  Special revenue                      $ 179,553                           $ 179,553
  Public utility                       $  89,654   $     832   $     308   $  90,178
  Industrial and miscellaneous         $ 407,626   $  12,663   $   1,512   $ 418,777
                                       ---------------------------------------------
Total                                  $ 699,299   $  15,345   $   1,885   $ 712,759
                                       =============================================


                                                      GROSS       GROSS     NAIC
                                       STATEMENT   UNREALIZED  UNREALIZED  MARKET
DECEMBER 31, 1995                        VALUE        GAIN        LOSS      VALUE
                                       ---------------------------------------------
Bonds:
  United States and governments
    of other countries                 $  27,113   $   1,867               $  28,980
  State, municipal, and political
    subdivisions                       $   3,920   $     722               $   4,642
  Special revenue                      $ 180,381                           $ 180,381
  Public utility                       $ 104,043   $   2,044   $      34   $ 106,053
  Industrial and miscellaneous         $ 357,281   $  18,999   $     398   $ 375,882
                                       ---------------------------------------------
Total                                  $ 672,738   $  23,632   $     432   $ 695,938
                                       =============================================

Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 1996 and 1995, the fair value of investments in bonds includes $392,271,964 and $397,745,351, respectively, of bonds that were valued at amortized cost.

Fixed maturities are not intended to be sold in the normal course of business and are usually held until maturity. Therefore, the presentation of fair values for fixed maturities without a corresponding revaluation of related policyholder liabilities can be misinterpreted, and care should be exercised in drawing conclusions from such data.

The contractual maturities of fixed maturity securities at December 31, 1996 were as follows (in 000s):


                                                         NAIC
                                          STATEMENT     MARKET
                                            VALUE       VALUE
                                          ---------------------
Due in one year or less                   $   9,530   $   9,630
Due after one year through five years     $ 105,273   $ 107,995
Due after five years through ten years    $ 178,620   $ 181,913
Die after ten years                       $ 212,265   $ 219,608
Mortgage-backed securities                $ 193,611   $ 193,613
                                          ---------------------
                                          $ 699,299   $ 712,759
                                          =====================

Actual maturities may differ from contractual maturities, as borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity.

Proceeds from sales and redemptions of fixed maturities were $151,766,798 and $84,628,897 during 1996 and 1995, respectively. Gross gains of $1,539,597 and $980,410 and gross losses of $2,412,289 and $1,123,929 were realized on those sales during 1996 and 1995, respectively.

At December 31, 1996, the Company held unrated or less-than-investment grade corporate bonds of $28,191,716 with an aggregate fair value of $28,649,038. Those holdings amounted to 4.0% of the Company's investments in bonds and 3.3% of the Company's total admitted assets. The holdings of less-than-investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company has fixed maturity investments on deposit with various state insurance departments to satisfy regulatory requirements. These investments had an amortized cost of $2,228,985 and $2,392,141 at December 31, 1996 and 1995, respectively.

PREFERRED AND COMMON STOCKS

Unrealized gains and losses on investments in preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, those investments are summarized as follows (in 000s):

                                                      Gross        Gross
                                                    Unrealized   Unrealized
                                           Cost       Gains        Losses    Fair Value
                                       ------------------------------------------------
AT DECEMBER 31, 1996
Preferred stocks                       $   1,988    $     395                 $   2,383
Common stocks                          $       5    $     178                 $     183
                                       ------------------------------------------------
Total                                  $   1,993    $     573    $       0    $   2,566
                                       ================================================

AT DECEMBER 31, 1995
Preferred stocks                       $   2,441    $     418                 $   2,859
Common stocks                          $       5    $     158                 $     163
                                       ------------------------------------------------
Total                                  $   2,446    $     576    $       0    $   3,022
                                       ================================================

MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. The Company requires collateral on all real estate loans based upon management's credit assessment of the borrower. Non-performing mortgage loans are defined as the outstanding balance of loans 60 days or more past due (includes mortgages over 90 days as shown in the annual statement, Schedule B, Part 2,
Section 2), mortgage loans in the process of foreclosure, and commercial loans whose original terms have been modified. There were no nonperforming mortgage loans at December 31, 1996. As of December 31, 1996, the mortgage loan portfolio was distributed as follows (dollars in 000s):



                               Outstanding   % of
                                 Amount      Total  Fair Value
                               -------------------------------
Geographic Distribution:
     South Atlantic            $   3,237      32%    $   3,247
     East South Central        $   2,996      30%    $   3,056
     West South Central        $   2,800      28%    $   2,892
     Pacific                   $   1,034      10%    $     776
                               -------------------------------
Total                          $  10,067     100%    $   9,971
                               ===============================

Property Type:
     Retail                    $   5,796      58%    $   5,948
     Industrial                $   3,237      32%    $   3,247
     Office                    $   1,034      10%    $     776
                               -------------------------------
Total                          $  10,067     100%    $   9,971
                               ===============================

Fair values for mortgage loans were estimated using discounted cash flow analysis. Cash flows were based upon contractual maturities, with the discount rates being based on U.S. Treasury rates for similar maturity ranges, adjusted for risk, based upon property type. Loans with similar characteristics were aggregated for the calculations. Assumptions regarding future economic activity have been made in estimating the fair value. Future economic activity may deviate from the assumptions. Care should be exercised in drawing conclusions based on the estimated fair value at the end of a year, since the Company usually holds its mortgage loans until maturity.

During 1996, the maximum and minimum lending rates for mortgage loans were 8.75% and 6.8%. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1996, the Company has no investments in mortgage loans subject to prior liens. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

POLICY LOANS

The fair value of policy loans at December 31, 1996 was $89,092,777. The fair value was estimated using discounted cash flow analysis and actuarially determined assumptions, incorporating market rates. Loans with similar characteristics were aggregated for the calculations.

INVESTMENT INCOME

Major categories of the Company's net investment income are summarized as follows (in 000s):

                                          YEARS ENDED DECEMBER 31
                                          -----------------------
                                             1996         1995
                                          -----------------------
Investment income:
     Bonds                                $  55,084     $  55,220
     Preferred stocks                     $     197     $     359
     Common stocks                                      $      66
     Mortgage loans on real estate        $     898     $     423
     Policy loans                         $   5,752     $   5,364
     Short-term investments and cash      $     262     $     987
     Other invested assets                $   1,299     $   1,285
     Miscellaneous investment income      $      41
                                          -----------------------
Gross investment income                   $  63,533     $  63,704
Investment expenses                       $   1,504     $     488
                                          -----------------------
Net investment income                     $  62,029     $  63,216
                                          =======================

Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR as follows (in 000s):

                                                   YEARS ENDED DECEMBER 31
                                                   -----------------------
                                                      1996         1995
                                                   -----------------------
Realized capital losses                            $    (732)   $     (52)
      Less federal income taxes on tax-basis
          realized capital gains before effect
          of transfer to IMR                       $      (1)   $    (139)
                                                   -----------------------
                                                   $    (733)   $    (191)
Less amount transferred to IMR                     $     596    $      68
                                                   -----------------------
Net realized capital losses                        $    (137)   $    (123)
                                                   =======================

C. NONADMITTED ASSETS

Equipment is recorded at cost ($708,207 and $666,896 at December 31, 1996 and 1995, respectively) less accumulated depreciation ($474,280 and $342,760 at December 31, 1996 and 1995, respectively). Depreciation expense for 1996 and 1995 was $90,562 and $232,952, respectively, computed on a straight-line basis over five years. These assets are considered nonadmitted and their values and related depreciation expense are excluded from the statutory-basis financial statements.

D.  ANNUITY RESERVES

At December 31, 1996, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows (dollars in 000s):

                                                                 Amount      %
                                                               ------------------
Subject to discretionary withdrawal (with adjustment):
     With market value adjustment                              $  27,784   10.69%
     At book value, less surrender charge of 5% or more        $  46,648   17.94%
                                                               ------------------
Total with adjustment                                          $  74,432   28.63%
Subject to discretionary withdrawal (without adjustment) at
     book value with minimal or no charge or adjustment        $ 136,216   52.40%
Not subject to discretionary withdrawal                        $  49,304   18.97%
                                                               ------------------
Total annuity reserves and deposit fund liabilities before
     reinsurance                                               $ 259,952  100.00%
                                                                          =======
Less reinsurance ceded                                         $   2,744
                                                               ---------
Net annuity reserves and deposit fund liabilities              $ 257,208
                                                               =========

The tabular interest, tabular less actual reserve released, and tabular costs have all been computed in accordance with the regulations of the State of New York.

E. FAIR VALUE OF INVESTMENT CONTRACTS

Investment contracts are long-duration contracts that do not subject the insurer to significant risks arising from policyholder mortality or morbidity. The majority of the Company's annuity products are considered investment contracts.

The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts at December 31 are as follows (in 000s):

                           CARRYING VALUE            FAIR VALUE
                          1996        1995        1996        1995
                       ---------------------------------------------

Investment contracts   $ 215,940   $ 230,146   $ 210,816   $ 228,504

Fair values were estimated using cash flows discounted at market interest rates. Assumptions regarding future economic activity have been made in estimating fair value. Care should be exercised in drawing conclusions based on the estimated fair value of insurance investment contracts, since the liabilities are scheduled to mature over a number of years.

F. FEDERAL INCOME TAXES

The Company and its subsidiary, together with certain other subsidiaries of AGC, are included in a life/nonlife consolidated tax return with AGC. The Company participates in a tax-sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to AGC as if the companies filed separate tax returns, and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

FULIC filed a life/nonlife consolidated federal income tax return for the period February 1, 1995 through December 31, 1995 with the following entities:
The Franklin Life Insurance Company and The American Franklin Life Insurance Company. For the period from January 1, 1995 through January 31, 1995 (prior to AGC's acquisition of Franklin and subsidiaries), FULIC filed a life/nonlife consolidated return with the American Brand Companies, FULIC's ultimate parent before the acquisition.

In 1996, the Company provided $7,129,647 in federal income taxes, of which $7,128,647 was related to operations and $1,000 resulted from net realized tax-basis capital gains. A reconciliation of the statutory tax rate to the Company's effective tax rate on operations follows (dollars in 000s):

                                                       YEARS ENDED DECEMBER 31
                                                     1996                   1995
                                             ------------------------------------------
Tax at statutory tax rate                    $   7,373     35.0%    $   2,523     35.0%
Sec. 848 (DAC Tax)                           $   1,463      6.9         1,496     20.8
Change in deferred and uncollected
  premiums                                   $   1,142      5.4           251      3.4
Reserve adjustments                               (849)    (4.0)        2,395     33.2
Adjustment of prior period tax liability          (738)    (3.5)          -         -
Investment accruals and deductions                (450)    (2.1)          723     10.0
Other                                             (812)    (3.9)         (144)    (1.9)
                                             ------------------------------------------
                                             $   7,129     33.8%    $   7,244    100.5%
                                             ==========================================

Prior to 1984, a portion of the Company's income was not taxed, but was accumulated in a "policyholders' surplus account." In the event that those amounts are distributed to the Company's shareholder, or the balance of the account exceeds certain limitations under the Internal Revenue Code, the excess amounts would become taxable at current rates. The policyholders' surplus account balance at December 31, 1996 was $4,572,448. Management does not intend to take actions nor does management expect any events to occur that would cause income taxes to become payable on that amount.

The Internal Revenue Service ("IRS") has completed examinations of the consolidated tax returns through 1988 and is currently examining the consolidated tax returns for 1989 through 1992. In connection with the settlement of certain issues associated with the years 1977 through 1988, the Company paid net additional taxes of $5,000 in 1995 and $ -0- in 1996. The IRS is continuing to dispute the consolidated tax treatment of certain other items for the years 1977 through 1988. Although the outcome of these issues is uncertain, the Company believes that no significant adjustment to its financial position will result fromsettlement of the open tax issues.

G.  REINSURANCE

The Company is routinely involved in reinsurance transactions covering all lines of business to help reduce the loss on any insured. The Company limits its exposure to loss on any single insured to $350,000 by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of exposure to reinsurance loss by using several reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.
Reinsurance premiums were as follows (in 000s):

                          YEARS ENDED DECEMBER 31
                             1996         1995
                          -----------------------
Assumed premiums          $     191     $      46
Ceded premiums            $  19,522     $  15,760

Reserve credits for reinsurance ceded reduced the reserve for future policy benefits by $42,615,112 and $41,753,149 for the years ended December 31, 1996 and 1995, respectively. Reserves related to reinsurance assumed amounted to $13,196,448 and $14,084,056 at December 31, 1996 and 1995, respectively.

Policy and contract claim liabilities were reduced for reinsurance ceded by $2,007,410 and $1,788,998 in 1996 and 1995, respectively. Claim liabilities related to reinsurance assumed amounted to $73,040 and $276,558 at December 31, 1996 and 1995, respectively. Benefits paid or provided for reinsurance ceded totaled $11,173,080 and $8,762,718 in 1996 and 1995, respectively.

The regulatory required liability for unsecured reserves ceded to unauthorized
reinsurers   was  $91,258   and  $19,807  at  December   31,  1996  and  1995,
respectively.

Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1996, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

In 1996 and 1995, the Company did not commute any ceded reinsurance, nor did it enter into or engage in any agreement that reinsures policies or contracts that were in force or had existing reserves as of the effective date of such agreements.

No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1996 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

H.  BENEFIT PLANS

Substantially all employees of the Company are covered under noncontributory, defined-benefit pension plans of AGC (the "Plans"). Pension benefits are based on the participant's average monthly compensation and length of credited service. The Company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The Company uses the projected unit credit method to compute pension expense. More than 95% of the Plans' assets were invested in fixed maturity and equity securities at the Plans' most recent balance sheet date.

Current pension costs are funded as they accrue. Pension (income) cost allocated to the Company totaled $(44,955) and $23,000 in 1996 and 1995, respectively.

The following table sets forth the Plans' accumulated benefit obligation, determined in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, and valued as of November 1 (the most recent actuarial valuation date) (dollars in 000s):

                                                             1996        1995
                                                          ----------------------
Actuarial present value of benefit obligation:
   Vested                                                 $   1,855    $   2,010
   Non-vested                                             $     149    $     204
                                                          ----------------------
Accumulated benefit obligation                            $   2,004    $   2,214
                                                          ======================
Projected benefit obligation                              $   2,204    $   2,637
Plan assets at fair value                                 $   3,022    $   3,183

Weighted average discount rate on benefit obligation          7.50%        7.25%
Rate of increase in compensation levels                       4.00%        4.00%
Expected long-term rate of return on plan assets             10.00%       10.00%

Substantially all employees of AGC, and certain of its subsidiaries, who have completed at least one year of service or have reached the age of 35 are eligible to participate in a qualified defined contribution plan. Additionally, nonsalaried employees who have completed one thousand hours of service in one service year and have attained age 21 are also eligible to participate. Employees who elect to participate may contribute from 1% to 16% of their base pay. The Company's contributions are based on a rate which will range from 50% to 100% of the first 6% of employee contributions. At December 31, 1996, the fair value of the defined contribution plan's assets was approximately $241 million.

Certain officers of the Company participate in American General Corporation's Stock and Incentive Plan which provides for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Under the Stock and Incentive Plan, awards may be granted for a total of 3,264,019 shares of AGC's common stock. For stock options, option prices must be at least 100% of the fair market value of the common stock on the date of grant. Stock options were granted during the years 1986 - 1996.

As of December 31, 1996, 2,933,184 shares of AGC's common stock were subject to options granted under the Stock and Incentive Plan, with stock option prices ranging from $15.375 to $37.500. During 1996, options for 543,014 shares of AGC's common stock became exercisable under the Stock and Incentive Plan, with option prices ranging from $25.969 to $36.563. During this year, 318,547 shares of AGC's common stock were exercised under options subject to the Stock and Incentive Plan, with option prices ranging from $15.375 to $35.250 and the fair market value prices ranging from $33.500 to $41.250.

The Company also has an agents' defined-contribution money purchase pension plan for its independent field force. The Company does not fund this plan.

In addition to pension benefits, the Company provides life, medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

I.  CAPITAL AND SURPLUS

On January 1, 1993, the NAIC adopted a Risk-Based Capital ("RBC") formula that can be used to evaluate the adequacy of life insurance companies' statutory capital and surplus. Calculations at December 31, 1996, using the RBC formula, indicate the Company's level of capitalization exceeds regulatory requirements.

The amount of dividends which can be paid by the Company during any 12-month period to its parent, without prior notification to the Superintendent of Insurance, is limited according to regulations of the State of New York.

J.  LEASES

The Company has various leases, substantially all of which are for office space and facilities. The Company is a partner in a joint venture which owns the home office building. Rentals under financing leases and contingent rentals are not material.

Effective April 1, 1994, the Company extended its lease for eight years for an annual amount of $1,147,414 on the premises occupied in the home office building. The Company also extended for ten years, effective November 1, 1994, its lease for a regional office in New York City for an annually increasing amount, currently at $261,234. The Company is also obligated to make annual lease payments of an annually increasing amount currently of $225,163 until October 31, 2004 on additional rental property.

Total rental expense for all leases was $2,483,841 and $2,205,614 in 1996 and 1995, respectively. The future minimum rental commitments for leases as of December 31, 1996 are approximately $1,634,827 for 1997, $1,641,895 for 1998,
$1,657,102  for  1999,  $1,685,296  for  2000,  and  $4,443,869  for the years thereafter. Several of the leases have renewal options.

K.  COMMITMENTS AND CONTINGENCIES

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating policy and contract liabilities. The Company's management believes that the resolution of those actions will not have an adverse material effect on the Company's financial position or results of operations.

L.  TRANSACTIONS WITH AFFILIATES

Various   American  General   companies   provide  services  to  the  Company,
principally data processing, investment advisory and professional services. The Company incurred expenses of approximately $9,638,016 and $8,777,580 for such services in 1996 and 1995, respectively. Accounts payable for such services at December 31, 1996 and 1995 were not material to the Company's financial position.

As noted previously, the Company is a partner in a joint venture which owns the home office building. The annual rent for premises occupied in the home office building is $1,147,414.

FULIC, in the normal course of business, established reinsurance treaties with its former parent, Franklin. One such treaty is a 50% quota share ceded reinsurance agreement for certain group annuity contracts. In addition, FULIC ceded life insurance risks in excess of its retention limit to Franklin. Both treaties are still in effect.

The Company may borrow funds from AGC under an intercompany short-term borrowing agreement. These borrowings are unsecured. Interest is charged on the average borrowings based on the commercial paper rate. At December 31, 1996 and 1995, no amounts were outstanding under the borrowing agreement.

M.  PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. They represented 5.51% and 5.96% of insurance in force at December 31, 1996 and 1995, respectively. Dividends of $2,578,903 and $2,988,344 were paid to policyholders in 1996 and 1995, respectively.

                    FINANCIAL STATEMENTS - STATUTORY BASIS

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)

              American General Life Insurance Company of New York

              Financial Statements - Statutory Basis (Unaudited)


                 Nine Months Ended September 30, 1997 and 1996

                                   CONTENTS


Balance Sheets - Statutory Basis (Unaudited) .............................. 36
Statement of Operations - Statutory Basis (Unaudited) ..................... 38
Statement of Changes in Capital and Surplus - Statutory Basis
(Unaudited) ............................................................... 39
Statement of Cash Flows - Statutory Basis (Unaudited) ..................... 40
Notes to Financial Statements - Statutory Basis (Unaudited) ............... 41

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

                 BALANCE SHEETS -- STATUTORY BASIS (UNAUDITED)


                                                                          SEPTEMBER 30           DECEMBER 31
                                                                              1997                   1996
                                                                          ----------------------------------
ADMITTED ASSETS
Cash and investments:
  Fixed maturities:
    Bonds, at amortized cost (NAIC market value:
      $721,697,610 in 1997 and $712,758,917 in 1996):
        United States and Canadian governments                             $13,411,067           $18,029,835
        State, municipal, and political subdivisions                                 0             4,435,634
        Special revenue                                                    175,413,239           179,553,184
        Public utility                                                      93,969,683            89,654,128
        Industrial and miscellaneous                                       424,552,349           407,625,728
                                                                          ----------------------------------
      Total fixed maturities                                               707,346,338           699,298,509

      Equity securities:
        Preferred, at cost (NAIC market value: $1,041,750 in 1997
          and $2,382,463 in 1996)                                              681,726             1,987,826
        Common, at market (cost: $5,000 in 1997 and
          $5,000 in 1996)                                                      200,329               183,133
                                                                          ----------------------------------
      Total equity securities                                                  882,055             2,170,959

      Cash on hand and on deposit                                            4,646,099             2,301,293
      Short-term investments                                                         0             1,499,417
      Mortgage loans on real estate                                          9,905,155            10,066,501
      Policy loans                                                          98,334,158            93,297,703
      Investment in joint ventures                                           5,482,203             5,200,000
      Other invested assets                                                    304,256               178,134
                                                                          ----------------------------------
Total cash and investments                                                 826,900,264           814,012,516

Other assets:
      Accrued investment income                                             12,367,319            11,580,951
      Premiums due, deferred and uncollected, less loading
       ($1,449,021 in 1997 and $1,931,125 in 1996)                          10,228,194             8,980,478
      Reinsurance receivables and other                                     12,302,642             8,981,891
                                                                          ----------------------------------
                                                                            34,898,155            29,543,320
                                                                          ----------------------------------
TOTAL ADMITTED ASSETS                                                     $861,798,419          $843,555,836
                                                                          ==================================

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

                 BALANCE SHEETS -- STATUTORY BASIS (UNAUDITED)


                                                                          SEPTEMBER 30           DECEMBER 31
                                                                              1997                   1996
                                                                          ----------------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Reserve for future policy benefits                                      $711,145,047          $706,254,905
  Premium and other deposit liabilities                                     41,476,822            42,426,975
  General expenses and other liabilities                                    21,734,229            17,838,280
  Policy and contract claims payable                                         8,679,079             8,550,225
  Dividends payable to policyholders                                         2,286,947             2,735,248
  Note payable to parent                                                     1,935,000                     0
  Federal income taxes due                                                   1,052,857             1,092,466
  Cash overdraft                                                             2,364,698               431,938
  Asset valuation reserve                                                    9,107,875             8,680,653
  Interest maintenance reserve                                                 457,145               419,836
                                                                          ----------------------------------
Total liabilities                                                          800,239,699           788,430,526

Capital and surplus:
  Common stock--par value $200 per share; 15,000
    shares authorized, issued, and outstanding                               3,000,000             3,000,000
  Additional paid-in-surplus                                                44,210,030            44,210,030
  Group contingency life reserve                                                34,150                28,332
  Unassigned surplus                                                        14,314,540             7,886,948
                                                                          ----------------------------------
                                                                            61,558,720            55,125,310

TOTAL LIABILITIES AND CAPITAL AND SURPLUS                                 $861,798,419          $843,555,836
                                                                          ==================================

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

            STATEMENT OF OPERATIONS -- STATUTORY BASIS (UNAUDITED)


                                                                            NINE MONTHS ENDED SEPTEMBER 30,
                                                                              1997                  1996
                                                                          ----------------------------------
PREMIUMS AND OTHER REVENUES:
  Premiums and annuity considerations                                     $71,571,520           $72,256,752
  Considerations for supplementary contracts                                2,890,505             4,271,083
  Investment income, net of investment expenses of
    $1,162,492 in 1997 and $1,159,049 in 1996                              46,748,932            45,848,601
  Amortization of the interest maintenance reserve                             42,410                62,594
  Allowances and reserve adjustments on reinsurance
    ceded, net                                                              1,346,624             4,606,158
  Reinsurance experience refunds                                              158,169               118,674
  Other income                                                              3,409,390               172,598
                                                                          ----------------------------------
Total revenues                                                            126,167,550           127,336,460

BENEFITS AND EXPENSES:
  Benefits paid or provided                                                74,390,301            77,121,185
  Increase in policy reserves and other deposit funds                       3,759,957             4,773,083
  Commissions                                                               7,988,047             9,089,911
  General insurance expenses and taxes, other than
    federal income taxes                                                   18,280,746            17,967,144
                                                                          ----------------------------------
Total benefits and expenses                                               104,419,051           108,951,323

Net gain from operations before dividends to policyholders
  and federal income taxes                                                 21,748,499            18,385,137
Dividends to policyholders                                                  1,580,432             2,085,619
                                                                          ----------------------------------
                                                                           20,168,067            16,299,518

Federal income taxes (benefit)                                              7,985,610             5,439,581
                                                                          ----------------------------------
Net gain from operations after dividends to policyholders
  and federal income taxes                                                 12,182,457            10,859,937

Net realized capital losses, net of tax expense
  (benefit) of $233,839 in 1997 and ($6,000) in 1996
  and excluding $79,719 in 1997 and ($641,821) in 1996
  transferred to the interest maintenance reserve                             (79,221)              (72,662)
                                                                          ----------------------------------
NET INCOME                                                                $12,103,236           $10,787,275
                                                                          ==================================

SEE ACCOMPANYING NOTES.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

   STATEMENT OF CHANGES IN CAPITAL & SURPLUS -- STATUTORY BASIS (UNAUDITED)


                                                                            NINE MONTHS ENDED SEPTEMBER 30,
                                                                              1997                  1996
                                                                          ----------------------------------
Capital and surplus:
  Balance at beginning of period                                          $55,125,310           $54,710,460
  Net income                                                               12,103,236            10,787,275
  Cash dividend to parent                                                  (4,000,000)          (13,163,850)
  Increase in asset valuation reserve                                        (427,222)             (813,506)
  (Increase) decrease in nonadmitted assets                                (1,259,800)             (501,790)
  Change in net unrealized capital gains                                       17,196               148,582
                                                                          ----------------------------------
Balance at end of period                                                  $61,558,720           $51,167,171
                                                                          ==================================

SEE ACCOMPANYING NOTES.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF NEW YORK

            STATEMENT OF CASH FLOWS -- STATUTORY BASIS (UNAUDITED)


                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                                             1997                  1996
                                                                         -----------------------------------
OPERATING ACTIVITIES
 Premiums and annuity considerations received                             $70,921,453           $74,375,233
 Considerations for supplementary contracts received                        2,901,934             4,323,095
 Allowances and reserve adjustments received on
     reinsurance ceded, net                                                 4,228,137             5,105,929
 Net investment income received                                            46,138,871            44,212,748
 Other income received                                                      5,103,009             2,841,365
 Benefits paid                                                            (80,146,581)          (80,180,076)
 Commissions, general insurance expenses, and taxes
     paid, other than federal income taxes                                (26,354,429)          (28,001,906)
 Federal income taxes paid                                                 (8,025,219)           (4,042,581)
 Dividends to policyholders paid                                           (1,931,895)           (2,408,100)
                                                                         -----------------------------------
 Net cash provided by operations                                           12,835,280            16,225,707

INVESTING ACTIVITIES
 Proceeds from investments sold, matured, or repaid,
     net of federal income taxes paid on capital gains                    114,228,407           137,132,628
 Cost of investments acquired                                            (119,846,008)         (152,617,159)
 Net increase in policy loans                                              (5,036,456)           (4,193,199)
                                                                         -----------------------------------
 Net cash used in investing activities                                    (10,654,057)          (19,677,730)

 FINANCING ACTIVITIES
 Dividend to parent                                                        (4,000,000)                     0
 Proceeds from short-term note                                             61,683,000             46,603,000
 Repayment of short-term notes                                            (59,748,000)           (46,603,000)
 Other                                                                        729,166             (2,451,485)
                                                                         ------------------------------------
 Net cash used in financing activities                                     (1,335,834)            (2,451,485)
                                                                         ------------------------------------
 Net increase (decrease) in cash and short-term investments                   845,389             (5,903,508)
 Cash and short-term investments at beginning of period                     3,800,710             12,641,389
                                                                         ------------------------------------
 Cash and short-term investments at end of period                          $4,646,099             $6,737,881
                                                                         ====================================


SEE ACCOMPANYING NOTES.

              American General Life Insurance Company of New York

         Notes to Financial Statements -- Statutory Basis (UNAUDITED)


1.    BASIS OF PRESENTATION

      The accompanying financial statements of the American General Life Insurance Company of New York ("the Company") have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Insurance Department of the State of New York. Such practices vary from generally accepted accounting principles ("GAAP"). The preparation of financial statements required management to make estimates and
      assumptions   that  affect  (1)  the  reported  amounts  of  assets  and liabilities,  (2) disclosures of contingent assets and liabilities,  and
      (3) the reported amounts of revenues and expenses during the reporting periods. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported herein.

2.    CAPITAL RESOURCES

      Management has been engaged in a program to render the Company's computer systems (hardware and mainframe and personal applications software) Year 2000 compliant. The Company will incur internal staff costs as well as third-party vendor and other expenses to prepare the systems for Year 2000. The cost of testing and conversion of systems applications has not had, and is not expected to have, a material adverse effect on the Company's results of operations or financial condition. However, risks and uncertainties exist in most significant systems development projects. If conversion of the Company's systems is not completed on a timely basis, due to nonperformance by third-party vendors or other unforeseen circumstances, the Year 2000 problem could have a material adverse impact on the operations of the Company.

3.    LEGAL CONTINGENCIES

      The Company is a defendant in purported lawsuits, asserting claims related to pricing and sales practices. These claims are being defended vigorously by the Company. Given the uncertain nature of litigation and the early stages of this litigation, the outcome of these actions cannot be predicted at this time. Company management nevertheless believes that the ultimate outcome of all such pending litigation should not have a material adverse effect on the Company's capital and surplus; however, it is possible that settlements or adverse determinations in one or more of these actions or other future proceedings could have a material adverse effect on the Company's results of operations for a given period. No provision has been made in the financial statements related to this pending litigation because the amount of loss, if any, from these actions cannot be reasonably estimated at this time.

                                    PART C


                               OTHER INFORMATION


ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

            (a)   Financial Statements

                  PART A:     None


                  PART B: Financial Statements of American General Life Insurance Company of New York ("AGNY")

                              Report of Ernst & Young LLP, Independent
                                Auditors
                              Balance Sheets as of December 31, 1996 and 1995 Statements of Operations for the years ended
                                December 31, 1996 and 1995
                              Statements of Changes in Capital and
                              Surplus for the years ended December 31, 1996
                                and 1995
                              Statements of Cash Flows for the years ended
                                December 31, 1996 and 1995
                              Notes to Financial Statements

                              Financial Statements - Statutory Basis
                              (Unaudited) American General Life Insurance
                              Company of New York Nine Months Ended September 30, 1997 and 1996


                  PART C:     None

            (b)   Exhibits

                  (1)(a) American General Life Insurance Company of New York Board of Directors resolution authorizing the establishment of Separate Account E.(1)

                     (b) Resolution of the Board of Directors of American General Life Insurance Company of New York providing for, among other things (i) the reactivation of Separate Account E of American General Life Insurance Company of New York; and
                              (ii) the marketing of variable annuity products in New York.(4)

                  (2)         None


                  (3)(a) Master Marketing and Distribution Agreement By and Among American General Life Insurance Company of New York, American General Securities Incorporated and Van Kampen

                              American Capital Distributors, Inc.

                     (b)(i) Form of Participation Agreement by and among American General Life Insurance Company of New York, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc.

                        (ii) Form of Participation Agreement by and among American General Life Insurance Company of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc. And Miller Anderson & Sherrerd LLP.

                     (c) Specimen form of Selling Group Agreement by and among American General Life Insurance Company of New York, American General Securities Incorporated, and Van Kampen American Capital Distributors, Inc.


                  (4)(a) Specimen form of Master Group Annuity Contract (Form No. 96034N).

                     (b) Specimen form of Group Annuity Certificate (Form No. 96033N).

                  (5)(a) Specimen form of Application for Certificate Form No. 96033N.


                     (b)      Specimen form of Generations Service Request.(4)


                     (c)      Specimen  form of Special  Request for Surrender
                              Charge   Waiver  under   Certificate   Form  No.
                              96033N.(4)

                  (6)(a) Copy of the Charter and all amendments thereto of American General Life Insurance Company of New York.(2)

                     (b) Copy of the Bylaws, as amended, of American General Life Insurance Company of New York.(3)

                  (7)         None


                  (8)         Form  of  Administrative   Services   Agreement,
                              Section 1.(f), between American General Life Insurance Company of New York and American General Life Insurance Company.


                  (9)         Opinion and Consent of Counsel.(4)


                  (10)        Consent of Independent Auditors.

                  (11)        None

                  (12)        None


                  (13)(a)(i) Computations of hypothetical historical standardized average annual total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No 96033N for the one and five year periods ended December 31, 1996, and since inception.(4)

                         (ii) Computation    of    hypothetical     historical
                              standardized average annual total returns for the Real Estate Securities Division, available under Certificate Form No. 96033N for the one and five year periods ended December 31, 1996, and since inception.(4)

                      (b)(i) Computations of hypothetical historical non-standardized total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No. 96033N for the one and five year periods ended December 31, 1996, and since inception.(4)

                         (ii) Computation    of    hypothetical     historical
                              non-standardized total returns for the Real Estate Securities Division, available under Certificate Form No. 96033N for the one and five year periods ended December 31, 1996, and since inception.(4)

                      (c)(i) Computations of hypothetical historical non-standardized cumulative total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No. 96033N for the one and five year periods ended December 31,1996, and since inception.(4)

                         (ii) Computation    of    hypothetical     historical
                              non-standardized cumulative total returns for the Real Estate Securities Division, available under Certificate Form No. 96033N for the one and five year periods ended December 31,1996, and since inception.(4)

                      (d) Computations of hypothetical historical 30 day yield for the Domestic Income Division and the Government Division, available under Certificate Form No. 96033N for the one month period ended December 31, 1996.(4)

                      (e) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Certificate Form No. 96033N for the seven day period ended

                              December 31, 1996.(4)

                  (14)        Financial Data Schedule. (See Exhibit 27 below.)

                  (15)(a) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the following persons in their capacities as directors and, where applicable, officers of American General Life Insurance Company of New
                              York: Ms. Baetz and Ms. Ewers, and Messrs. Martin, Newton, D'Agostino, Slepicka, Herbert, Atnip, Bacas, Corcoran, Fox, Gibbons, O'Hara, and Trotta.(4)

                      (b) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the following person in his capacity as director and, where applicable, officer of American General Life Insurance Company of New York: Mr. Christopher Ruisi.

                  (27)        (Inapplicable,   because,  notwithstanding  Item
                              24.(b) as to Exhibits, the Commission staff has advised that no such Schedule is required.)


______________________
      (1) Incorporated herein by reference to the initial filing of Registrant's Form S-6 Registration Statement (File No. 2-67441 and No. 811-3050).

      (2) Incorporated herein by reference to Post-Effective Amendment No. 2 to initial filing of Registrant's Form S-6 Registration Statement (File No. 2-67441 and No. 811-3050).

      (3) Incorporated herein by reference to Post-Effective Amendment No. 3 to initial filing of Registrant's Form S-6 Registration Statement (File No. 2-67441 and 811-3050).


      (4) Previously filed in Registrant's Form N-4 Registration Statement (File No. 333-32387 and No. 811-3050).


ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

            The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.

                                              Positions and Offices
            Name and Principal                with the
            Business Address                  Depositor
            ------------------                ---------------------
            Robert M. Devlin                  Director, Senior Chairman
            2929 Allen Parkway                of the Board
            Houston, TX   77019

            Rodney O. Martin, Jr.             Director, Chairman of the Board
            2727-A Allen Parkway              & Chief Executive Officer
            Houston, TX    77019


                                      C-4


            Jon P. Newton                     Director, Vice Chairman of the Board
            2929 Allen Parkway
            Houston, TX   77019

            James S. D'Agostino, Jr.          Director, Vice Chairman of the Board
            2929 Allen Parkway
            Houston, TX   77019


            Christopher Ruisi                 Director, President & Chief Marketing
            3600 Route 66                     Officer
            Neptune, NJ 07754-1580


            Robert F. Herbert, Jr.            Director, Vice President & Controller
            2727-A Allen Parkway
            Houston, TX   77019

            Michael G. Atnip                  Director
            2929 Allen Parkway
            Houston, TX   77019

            William A. Bacas                  Director
            182 Ridge Street
            Glens Falls, NY   12801

            B. Shelby Baetz                   Director
            2929 Allen Parkway
            Houston, TX   77019

            John R. Corcoran                  Director
            12 Hawthorne Drive
            Sudbury, MA   01776

            Dr. Patricia O. Ewers             Director
            Pace University
            Pace Plaza
            New York, NY   10038

            Thomas H. Fox                     Director
            112 Northport Point
            Northport, MI   49670

            Robert J. Gibbons                 Director
            One Franklin Square
            Springfield, IL   62713

            William J. O'Hara, Jr.            Director
            AJ Tech
            2590 Pioneer Avenue
            Vista, CA   92083


                                      C-5


            George B. Trotta                  Director
            541 East 20th Street
            Apartment 14F
            New York, NY  10010

            Wayne A. Barnard                  Vice President & Chief Actuary
            2727-A Allen Parkway
            Houston, TX    77019

            Peter V. Tuters                   Vice President & Chief Investment
            2929 Allen Parkway                Officer
            Houston, TX    77019

            R. Stephen Watson                 Vice President, Chief Administrative
            300 South State Street            Officer & Chief Compliance Officer
            Syracuse, NY   13202

            Kenneth D. Nunley                 Associate Tax Officer
            2727-A Allen Parkway
            Houston, TX   77019

            Sandra M. Smith                   Associate General Counsel & Secretary
            300 South State Street
            Syracuse, NY   13202


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


            SUBSIDIARIES OF AMERICAN GENERAL CORPORATION(1,2)


            The following is a list of American General Corporation's subsidiaries as of December 31, 1997. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).


                                                                                           Jurisdiction of
                                    Name                                                    Incorporation
                           ----------------------                                          ---------------
            AGC Life Insurance Company(5)....................................................  Missouri


                                      C-6


              American General Life and Accident Insurance Company(6)........................  Tennessee
                American General Exchange, Inc. .............................................  Tennessee
                Independent Fire Insurance Company...........................................  Florida
                  American General Property Insurance Company of Florida.....................  Florida
                  Old Faithful General Agency, Inc...........................................  Texas
                Independent Life Insurance Company...........................................  Georgia
              American General Life Insurance Company(7).....................................  Texas
                American General Annuity Service Corporation ................................  Texas
                American General Life Insurance Company of New York .........................  New York
                  (REGISTRANT IS A SEPARATE ACCOUNT OF AMERICAN GENERAL LIFE
                   INSURANCE COMPANY OF NEW YORK, DEPOSITOR)
                  The Winchester Agency Ltd. ................................................  New York
                The Variable Annuity Life Insurance Company .................................  Texas
                  The Variable Annuity Marketing Company ....................................  Texas
                  VALIC Investment Services Company .........................................  Texas
                  VALIC Retirement Services Company .........................................  Texas
                  VALIC Trust Company .......................................................  Texas
                Astro Acquisition Corp.......................................................  Delaware
                The Franklin Life Insurance Company .........................................  Illinois
                  The American Franklin Life Insurance Company ..............................  Illinois
                  Franklin Financial Services Corporation ...................................  Delaware
                HBC Development Corporation .................................................  Virginia
              Allen Property Company ........................................................  Delaware
                Florida Westchase Corporation................................................  Delaware
                Hunter's Creek Communications Corporation ...................................  Florida
                Westchase Development Corporation............................................  Delaware
              American General Capital Services, Inc. .......................................  Delaware
              American General Corporation* .................................................  Delaware
              American General Delaware Management Corporation1 .............................  Delaware
              American General Finance, Inc. ................................................  Indiana
                AGF Investment Corp. ........................................................  Indiana
                American General Auto Finance, Inc...........................................  Delaware
                American General Finance Corporation(8)......................................  Indiana
                  American General Finance Group, Inc. ......................................  Delaware
                    American General Financial Services, Inc.(9).............................  Delaware
                      The National Life and Accident Insurance Company ......................  Texas
                  Merit Life Insurance Co. ..................................................  Indiana
                  Yosemite Insurance Company ................................................  California
                American General Finance, Inc................................................  Alabama
                American General Financial Center ...........................................  Utah
                American General Financial Center, Inc.* ....................................  Indiana
                American General Financial Center, Incorporated* ............................  Indiana
                American General Financial Center Thrift Company* ...........................  California
                Thrift, Incorporated* .......................................................  Indiana
              American General Independent Producer Division Co..............................  Delaware
              American General Investment Advisory Services, Inc.*...........................  Texas
              American General Investment Holding Corporation(10)............................  Delaware


                                      C-7


              American General Investment Management Corporation(10).........................  Delaware
              American General Realty Advisors, Inc. ........................................  Delaware
              American General Realty Investment Corporation ................................  Texas
                American General Mortgage Company............................................  Delaware
                GDI Holding, Inc.*(11).......................................................  California
                Ontario Vineyard Corporation ................................................  Delaware
                Pebble Creek Country Club Corporation .......................................  Florida
                Pebble Creek Service Corporation ............................................  Florida
                SR/HP/CM Corporation ........................................................  Texas
              American General Property Insurance Company ...................................  Tennessee
              Bayou Property Company.........................................................  Delaware
                AGLL Corporation(12).........................................................  Delaware
                American General Land Holding Company .......................................  Delaware
                  AG Land Associates, LLC(12)................................................  California
                  Hunter's Creek Realty, Inc.* ..............................................  Florida
                  Summit Realty Company, Inc. ...............................................  So. Carolina
              Florida GL Corporation ........................................................  Delaware
              GPC Property Company ..........................................................  Delaware
                Cinco Ranch East Development, Inc. ..........................................  Delaware
                Cinco Ranch West Development, Inc. ..........................................  Delaware
                Hickory Downs Development, Inc. .............................................  Delaware
                Lake Houston Development, Inc. ..............................................  Delaware
                South Padre Development, Inc. ...............................................  Delaware
              Green Hills Corporation .......................................................  Delaware
              Knickerbocker Corporation .....................................................  Texas
                American Athletic Club, Inc. ................................................  Texas
              Pavilions Corporation..........................................................  Delaware
              USLIFE Corporation.............................................................  New York
                All American Life Insurance Company..........................................  Illinois
                  1149 Investment Corp.......................................................  Delaware
                American General Life Insurance Company of Pennsylvania......................  Pennsylvania
                New D Corporation*...........................................................  Iowa
                The Old Line Life Insurance Company of America...............................  Wisconsin
                The United States Life Insurance Company in the City of New York.............  New York
                USLIFE Advisers, Inc.........................................................  New York
                USLIFE Agency Services, Inc..................................................  Illinois
                USLIFE Credit Life Insurance Company.........................................  Illinois
                  USLIFE Credit Life Insurance Company of Arizona............................  Arizona
                  USLIFE Indemnity Company...................................................  Nebraska
                USLIFE Financial Corporation of Delaware*....................................  Delaware
                  Midwest Holding Corporation................................................  Delaware
                    I.C. Cal*................................................................  Nebraska
                    Midwest Property Management Co...........................................  Nebraska
                USLIFE Financial Institution Marketing Group, Inc............................  California
                USLIFE Insurance Services Corporation........................................  Texas
                USLIFE Realty Corporation....................................................  Texas
                  405 Leasehold Operating Corporation........................................  New York


                                      C-8


                  405 Properties Corporation*................................................  New York
                  USLIFE Real Estate Services Corporation....................................  Texas
                  USLIFE Realty Corporation of Florida.......................................  Florida
                USLIFE Systems Corporation...................................................  Delaware

            American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.


                                      C-9


                                     NOTES

(1) The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by American General Corporation ("AGC") and American General Delaware Management Corporation ("AGDMC") and the business and affairs of each are managed by AGDMC:

            American General Capital, L.L.C.
            American General Delaware, L.L.C.

(2) On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees: Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

(3) On December 23, 1994, AGC Life Insurance Company ("AGCL") became the owner of approximately 40% of the shares of common stock of Western National Corporation ("WNC") (the percentage of ownership by the American General insurance holding company system will increase to approximately 46% upon conversion of WNC's Series A Convertible Preferred Stock which AGCL also owns). WNC, a Delaware corporation, owns the following companies:

              WNL Holding Corporation
                Western National Life Insurance Company (TX)
                    WesternSave (401K Plan)
                Independent Advantage Financial & Insurance Services, Inc. WNL Investment Advisory Services, Inc.
                Conseco Annuity Guarantee Corp.
                WNL Brokerage Services, Inc.
                WNL Insurance Services, Inc.

            However, AGCL (1) holds the direct interest in WNC and the indirect interests in WNC's subsidiaries for investment purposes;
            (2) does not direct the operations of WNC or WNL; (3) has no representatives on the Board of Directors of WNC; and (4) is restricted, pursuant to a Shareholder's Agreement between WNC and AGCL, in its right to vote its shares against the slate of directors proposed by WNC's Board of Directors. Accordingly, although WNC and its subsidiaries technically are members of the American General insurance holding company system under insurance holding company laws, AGCL does not direct and control WNC or its subsidiaries.

(4) American General Life and Accident Insurance Company ("AGLA") owns approximately 20% of Mosher, Inc. ("Mosher") on a fully diluted basis. AGLA owns approximately 11% of Whirlpool Financial Corp. ("Whirlpool") on a fully diluted basis. The total investment of AGLA in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool, but approximately 11% of the Whirlpool stock which has voting rights. The interests in Mosher


                                     C-10


            and Whirlpool (each of which are corporations that are not associated with AGC) are held for investment purposes only.

(5) AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

              American General Insurance Agency, Inc. (Missouri)
              American General Insurance Agency of Hawaii, Inc. (Hawaii) American General Insurance Agency of Massachusetts, Inc.
                (Massachusetts)

            In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:
              American General Insurance Agency of Ohio, Inc. (Ohio)
              American General Insurance Agency of Texas, Inc. (Texas) American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

            AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

(6) American General Finance Corporation is the parent of an additional 48 wholly owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, INCLUDING those noted in footnote 7 below.

(7) American General Financial Services, Inc. is the parent of an additional 7 wholly owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

(8) American General Realty Investment Corporation owns only a 75% interest in GDI Holding, Inc.

(9) AG Land Associates, LLC is jointly owned by American General Land Holding Company ("AGLH") and AGLL Corporation ("AGLL"). AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.

All of the subsidiaries of AGNY are included in its consolidated financial statements, which are filed in Part B of this Registration Statement.


ITEM 27.    NUMBER OF CERTIFICATE OWNERS


            As of December 31, 1997, there were no owners of Certificates offered by this Registration Statement.

28.         INDEMNIFICATION

            AGNY's By-Laws, as amended, include provisions concerning the indemnification of its officers and directors, and certain other persons, which provide in substance as follows:

              Article X, section 1, of AGNY's By-Laws provide, in part, that AGNY shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of AGNY) by reason of the fact that such person is or was serving at the request of AGNY, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of AGNY and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

              Article X, section 2, provides that AGNY shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of AGNY to procure a judgement in its favor by reason of the fact that such person is or was acting in behalf of AGNY, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of AGNY, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 2: (1) of amounts paid in settling or otherwise disposing of a threatened or pending action; (2) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to AGNY, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine;

              Article X, section 4, provides that, with certain exceptions, any indemnification under Article X shall be made by AGNY only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article X:

                (1) By the  Board  of  Directors  acting  by a  quorum
                    consisting of Directors who are not parties to such action or proceeding upon a finding that the Director has met the standard of conduct set forth in Section 1 or 2 of this Article respectively or established pursuant to Sec. 721 of the Business Corporation Law, as the case may be; or,

                (2) If  a  quorum  under   sub-paragraph  (1)  is  not
                    obtainable, or even if obtainable, a quorum of disinterested Directors so directs:

                    (a) By the Board of Directors under the opinion in
                        writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in Sections 1 or 2 of this Article or established pursuant to Sec. 721 of the Business Corporation Law has been met by such officer or Director, or

                    (b) By the  shareholders  upon a finding  that the
                        Director or officer has met the applicable standard of conduct set forth in such Sections.

                    (c) Expenses  incurred  in  defending  a civil  or
                        criminal action or proceeding may be paid by AGNY in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount as, and to the extent required to be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in Article X, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which such officer or Director is entitled.

              Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the
              Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

            (a) Registrant's   principal    underwriter,    American   General
                Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D and American General Life Insurance Company Separate Account VL-R.

            (b) The  directors   and  principal   officers  of  the  principal
                underwriter are:

                                                 Position and Offices
                                                 with Underwriter,
            Name and Principal                   American General
            Business Address                     Securities Incorporated
            ------------------                   -----------------------
            F. Paul Kovach, Jr.                  Director & President
            American General Securities
             Incorporated
            2727 Allen Parkway
            Houston, TX 77019

            Rodney O. Martin, Jr.                Director
            American General Life
            2727-A Allen Parkway
            Houston, TX 77019

            Robert F. Herbert                    Associate Tax Officer
            American General Life
            2727-A Allen Parkway
            Houston, Texas 77019

            John V. LaGrasse                     Vice President
            American General Life
            2727-A Allen Parkway
            Houston, TX 77019



            Fred G. Fram                         Vice President
            American General Securities
              Incorporated
            2727 Allen Parkway
            Houston, TX  77019


                                     C-14


            Steven A. Glover                     Assistant Secretary
            American General Life
            2727-A Allen Parkway
            Houston, TX  77019

            Carole D. Hlozek                     Administrative Officer
            American General Securities
              Incorporated
            2727 Allen Parkway
            Houston, TX  77019

            J. Andrew Kalbaugh                   Administrative Officer
            American General Securities
              Incorporated
            2727 Allen Parkway
            Houston, TX  77019

            Kenneth D. Nunley                    Associate Tax Officer
            2727-A Allen Parkway
            Houston, TX 77019

            (c) Not Applicable.

ITEM 30.    LOCATION OF RECORDS

            All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of AGNY at its principal executive office located at 300 South State Street, P. O. Box 1456, Syracuse, NY 13201.

ITEM 31.    MANAGEMENT SERVICES

            Not Applicable.

ITEM 32.    UNDERTAKINGS

            The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Certificates may be accepted; B) to include either (1) as part of any application to purchase a Certificate offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can remove to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

            REPRESENTATION  REGARDING THE REASONABLENESS OF AGGREGATE FEES AND
            CHARGES   DEDUCTED   UNDER  THE  CONTRACTS   PURSUANT  TO  SECTION
            26(C)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

            AGNY represents that the fees and charges deducted under the Contract that is identified as Contract Form No. 96034N and the Certificates that are identified as Certificate Form No. 96033N and comprehended by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AGNY under the Contract and Certificates. AGNY bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for AGNY to earn a profit; the degree to which the Contract and Certificates include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                                  SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company of New York Separate Account E, has duly caused this Amendment to the Registration Statement to be signed on its behalf, in the City of Syracuse and State of New York on this 3rd day of February, 1998.


                                 AMERICAN GENERAL LIFE INSURANCE
                                 COMPANY OF NEW YORK
                                 SEPARATE ACCOUNT E
                                 (Registrant)

                                 BY:  AMERICAN GENERAL LIFE
                                      INSURANCE COMPANY OF NEW YORK
                                      (On behalf of the Registrant and itself)

                                      BY:  /s/ROBERT F. HERBERT, JR.
                                           --------------------------
                                           Robert F. Herbert, Jr.
                                           Vice President & Controller


ATTEST:  /s/SANDRA M. SMITH
         -------------------
         Sandra M. Smith
         Associate General Counsel
         and Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                 TITLE
            ---------                 -----
 /s/CHRISTOPHER S. RUISI *
 ---------------------------          Principal Executive Officer
 (Christopher S. Ruisi)


 /s/ROBERT F. HERBERT, JR.*
 ---------------------------          Principal Financial and Accounting Officer
 (Robert F. Herbert, Jr.)


DIRECTORS

                                        /s/WILLIAM A. BACUS*
 ---------------------------            -----------------------------
 (Robert M. Devlin)                     (William A. Bacus)

 /s/RODNEY O. MARTIN, JR*               /s/JOHN R. CORCORAN*
 ---------------------------            -----------------------------
 (Rodney O. Martin, Jr.)                (John R. Corcoran)

 /s/JON P. NEWTON*
 ---------------------------            -----------------------------
 (Jon P. Newton)                        (David N. Dunn)



 /s/JAMES S. D'AGOSTINO, JR.*           /s/DR. PATRICIA O. EWERS*
 ---------------------------            -----------------------------
 (James S. D'Agostino)                  (Dr. Patricia O. Ewers)

 /s/CHRISTOPHER S. RUISI*               /s/THOMAS H. FOX*
 ---------------------------            -----------------------------
 (Christopher S. Ruisi)                 (Thomas H. Fox)

 /s/ROBERT F. HERBERT, JR.*             /s/WILLIAM J. O'HARA, JR.*
 ---------------------------            -----------------------------
 (Robert F. Herbert, Jr.)               (William J. O'Hara, Jr.)

 /s/GEORGE B. TROTTA*
 ---------------------------
 (George B. Trotta)


 /s/SANDRA M. SMITH                               February 3, 1998
 -------------------------------------
 *By Sandra M. Smith, Attorney-in-Fact

                                 EXHIBIT INDEX


 3. (a) Master Marketing and Distribution Agreement By and Among American General Life Insurance Company of New York, American General Securities Incorporated and Van Kampen American Capital Distributors, Inc.

    (b)(i) Form of Participation Agreement by and among American General Life Insurance Company of New York, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc.


       (ii) Form of Participation Agreement by and among American General Life Insurance Company of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc. And Miller Anderson & Sherrerd LLP.

    (c) Specimen form of Selling Group Agreement by and among American General Life Insurance Company of New York, American General Securities Incorporated, and Van Kampen American Capital Distributors, Inc.

 4. (a)     Specimen form of Master Group Annuity Contract (Form No. 96034N).

    (b)     Specimen form of Group Annuity Certificate (Form No. 96033N).

 5. (a)     Specimen form of Application for Certificate Form No. 96033N.

 8. Form of Administrative Services Agreement, Section 1.(f), between American General Life Insurance Company of New York and American General Life Insurance Company.

10.         Consent of Independent Auditors.


15. (b) Power of Attorney with respect to Registration Statement and Amendments thereto signed by the following persons in their capacities as directors and, where applicable, officers of American General Life Insurance Company of New York: Mr. Christopher Ruisi.